UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 FORM 20FR12G


|X| Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

|_| Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended March 31, 2005.

|_| Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                            Commission File Number 0-

                             AQUASOL ENVIROTECH LTD.
             (Exact name of registrant as specified in its charter)

                             Cayman Islands, B.W.I.
                  ---------------------------------------------
                 (Jurisdiction of incorporation or organization)

                      Suite 1980, 1055 West Hastings Street
                  Vancouver, British Columbia, Canada, V6E 2E9
                 ----------------------------------------------
                    (Address of principal executive offices)

          Securities registered or to be registered pursuant to Section
                                12(b) of the Act:

Common Shares without Par Value                       2,073,995
 ----------------------------           ------------------------------------
      Title of each class             Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                         Common Shares without par value
                         -------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual
report.                        N/A

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  |_|            No  |_|        Not Applicable

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17    |X|       Item 18   |_|

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes  |_|            No  |_|        Not Applicable

                                TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----

INTRODUCTION AND USE OF CERTAIN TERMS........................................4

FORWARD-LOOKING STATEMENTS...................................................4

GLOSSARY OF TERMS............................................................5

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS...............6

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.............................7

ITEM 3.  KEY INFORMATION.....................................................7

ITEM 4.  INFORMATION ON THE COMPANY.........................................16

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.......................32

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.........................36

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..................43

ITEM 8.  FINANCIAL INFORMATION .............................................45

ITEM 9.  THE OFFER AND LISTING..............................................46

ITEM 10. ADDITIONAL INFORMATION.............................................50

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES
          ABOUT MARKET RISK.................................................59

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.............59

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES....................60

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
          HOLDERS AND USE OF PROCEEDS.......................................60

ITEM 15. CONTROLS AND PROCEDURES............................................60

ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT...................................60

PART III

ITEM 17. FINANCIAL STATEMENTS...............................................62

ITEM 18. FINANCIAL STATEMENTS...............................................62

ITEM 19. EXHIBITS...........................................................63

SIGNATURES..................................................................64

                      INTRODUCTION AND USE OF CERTAIN TERMS

Aquasol EnviroTech Ltd. is incorporated under the laws of the Cayman Islands. The principal executive office of the Company is located at Suite 1980, 1055
West  Hastings  Street,  Vancouver,  British  Columbia  Canada,  V6E  2E9,  Tel:
604-688-8002, Fax: 604-688-8030, email address: yzheng@aquasoltech.com.

In this Registration Statement, the terms "we," "us", "our" and "the Company" refer to Aquasol EnviroTech Ltd., and its subsidiaries unless the context otherwise requires.

Unless  expressly  stated  otherwise,   all  financial  data  included  in  this
registration statement are presented on a consolidated basis in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

All references to "CDN dollars" or "CDN$" are to the currency of Canada. All references to "U.S. dollars" or "US$" are to the currency of the United States, all references to "RMB" or "Renminbi" are to the currency of the People's Republic of China.

Any discrepancies in any table between the totals and the sums of the amounts listed are due to rounding.

                           FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements regarding events and financial trends which may affect the Company's future operating results and financial position. Such statements are subject to risks and uncertainties that could cause the Company's actual results and financial position to differ materially from those anticipated in forward looking statements. These factors include, but are not limited all of which factors are set forth in more detail in the section entitled "Risk Factors" under Item 3 D. "Risk Factors" and under
Item 5 "Operating and Financial Review and Prospects".

We have made forward-looking statements in this Registration Statement. Our forward-looking statements contain information regarding, among other things, our financial condition, future plans and business strategy. Words such as "contemplate," "seek to," "anticipate," "believe," "estimate," "expect," "intend," "plan" and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. These forward-looking statements reflect management's present expectations and projections about future events and are not a guarantee of future performance. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us.

Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the events discussed in the forward-looking statements in this registration statement might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to under Item 3 D "Risk Factors" and under Item 5 "Operating and Financial Review and Prospects".

                                GLOSSARY OF TERMS

BOD                       Biochemical Oxygen Demand

CBOD                      Carbonaceous Biochemical Oxygen Demand

Denitrification           Bacterial conversion of nitrate to nitrite and then to
                          nitrogen gas in the absence of oxygen

DO                        Dissolved Oxygen

GPD                       Gallons per day

IBS                       Immobilized Bioreactor Systems

Kwh/m3                    Kilowatt hours per cubic metres

metabolites               Substances produced by biological processes

MicroEntrap               Refers to Aquasol's technologies to design and
Immobilization            manufacture bioreactors for the treatment and re-use
System                    of wastewater using a biological method.

Nh3-N                     Amonia nitrogen

Nitrification             Bacterial conversion of ammonia to nitrite and
                          to nitrate in the presence of oxygen

NO2-N                     Nitrate nitrogen

NO3-N                     Nitrite nitrogen

NSF/ANSI                  American National Standards Institute (ANSI)
Standard 40 Protocol      individual household secondary wastewater treatment
                          plant technology certification protocol
                          established by the National Sanitation
                          Foundation (NSF) International (Ann Arbor,
                          Michigan)

P-removal                 Phosphorus removal

Patent Number             The Patent which the Company has registered in
US #6,582,596             the United States issued on June 24, 2003.

Patent Number             The Patent which the Company has registered in Taiwan
#138316                   under Patent Number 138316 issued July 1, 2001.

Patent Pending            The Patent pending in the Country of Canada
Application               under application #2,292,244, which application
#2,292,244                date is December 14, 1999.

Patent Pending            The Patent pending in the Country of The
Application               People's Republic of China under application
#001030779                #001030779, which application date is February
                          28, 2000.

pH Negative log-power of hydrogen - a measure of how acid or base a liquid is - neutral
                          (balanced) pH is 7.0

SS                        Suspended Solids

TSS                       Total Suspended Solids

US EPA                    U.S. Environmental Protection Agency

UV                        Ultraviolet

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.    Directors and Senior Management


The following table sets forth as of November 14, 2005August 23, 2005 the names, business addresses and functions of the Company's directors and senior management.


Name                     Business Address                            Position
--------------------------------------------------------------------------------------------------------
Ken Z. Cai               Suite 1980 - 1055 West Hastings Street,     Chairman, Chief Executive Officer
                         Vancouver, British Columbia                 and Director
                         Canada V6C 1X8

Yenyou (Jeff) Zheng      Suite 1980 - 1055 West Hastings Street,     President, Chief Financial Officer
                         Vancouver, British Columbia                 and Director
                         Canada V6C 1X8

Troy Vassos              Suite 101 - 2415 Columbia Street,           Director
                         Vancouver, British Columbia
                         Canada V5Y 3E7

Brigitte M. McArthur     Suite 1980 - 1055 West Hastings Street,     Corporate Secretary
                         Vancouver, British Columbia
                         Canada V6C 1X8

B.    Advisors

The Company currently does not have a registrar and transfer agent.

The Company's principal commercial banker is the HSBC Bank Canada, Main Branch Bank, located at 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3E9.

The Company's legal advisors are Salley Bowes Harwardt, located at 1185 West Georgia Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 4E6.


St. Andrew's Finance Ltd., a private British Columbia Corporation specializing in debt re-organizations, equity and debt financings, corporate finance and requlatory consulting, located at #584 - 816 W. Broadway, Vancouver, B.C. V5Z 1K7.


C.    Auditors

The Company's auditors are Moen and Company, Chargered Accountants, located at Suite 1400 - 701 West Georgia St., Vancouver, British Columbia, Canada V7Y 1C6. Moen and Company, Chartered Accountants have been the Company's auditor since March, 2002.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.


ITEM 3. KEY INFORMATION

                           CURRENCY AND EXCHANGE RATES

All dollar amounts set forth in this report are in US dollars, except where otherwise indicated. The following tables set forth (i) the rates of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the periods indicated; (ii) the average exchange rates in effect on the last day of each month during such periods; (iii) the high and low exchange rate during such periods, including the last six months in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. Prices based on the Corporation's fiscal year end (March 31), and quoted in U.S. Dollars.


The following table sets forth information as to the average period end, high and low exchange rate for Canadian Dollars and US Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US $1.1984 at November 14, 2005.


 Year Ended March 31          Average       Period End      High           Low
-------------------           -------       ----------      ----           ---
        2005                   1.28            1.31         1.39          1.77
        2004                   1.35            1.31         1.48          1.27
        2003                   1.55            1.47         1.60          1.47
        2002                   1.56            1.60         1.61          1.51
        2001                   1.26            1.58         1.58          1.45


The following table sets out the high and low exchange rate for each month during the previous six months:


          Month                 High            Low
          -----                 ----            ---
        October 2005            1.19            1.17
        September 2005          1.19            1.16
        August 2005             1.22            1.19
        July 2005               1.26            1.20
        June 2005               1.26            1.23
        May 2005                1.27            1.24


A.    SELECTED FINANCIAL INFORMATION

The selected historical financial information presented in the table below for each of the years ended March 31, 2005, 2004, and 2003, is derived from the audited consolidated financial statements of the Company. The audited financial statements for the Company for the years ended March 31, 2005, 2004, and 2003 are included in this Registration Statement. Financial data for the earliest two years have been omitted as there are no audited financial statements in accordance with U.S.GAAP for those earliest two years are available; and, there is no basis for the consolidation of the audited financial statements prior to 2003 as the operating Company Aquasol EnviroTech (Canada) Ltd. did not become a wholly owned subsidiary until fiscal 2003.

Please see Item 4 "History and Development of the Company". The selected financial information presented below should be read in conjunction with the Company's consolidated financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) elsewhere in this Registration Statement.


The selected consolidated financial data has been prepared in accordance with United States Generally Accepted Accounting Principals (GAAP).

                        Selected Financial Data (US GAAP)

  =======================================================================================================================
                                 Fiscal Year        Fiscal Year       Fiscal Year         6 Months          6 Months
                                    ended              ended             ended              ended             ended
                                March 31, 2005     March 31, 2004    March 31, 2003     September 30,     September 30,
                                   (in US$)           (in US$)          (in US$)            2005              2004
                                                                                          (in US$)          (in US$)
  -----------------------------------------------------------------------------------------------------------------------
  Net Operating Revenue               Nil                Nil               Nil               Nil               Nil
  -----------------------------------------------------------------------------------------------------------------------
  Depreciation                      $9,992            $10,448           $11,192             $627               $0
  -----------------------------------------------------------------------------------------------------------------------
  General and                      $102,974           $75,564          $192,383           $38,549            $24,076
  Administrative Expenses
  -----------------------------------------------------------------------------------------------------------------------
  Non operating income              $3,067             $2,579          $449,953            $1,441            $1,657
  -----------------------------------------------------------------------------------------------------------------------
  Net income (loss)               ($99,907)          ($72,985)         $257,570          ($37,108)          ($22,419)
  -----------------------------------------------------------------------------------------------------------------------
  Comprehensive income            ($100,731)          ($73,846)         $257,570          ($37,495)         ($24,065)
  (loss)
  -----------------------------------------------------------------------------------------------------------------------
  Working capital                  $376,483           $364,072          $427,470          $355,132          $398,631
  -----------------------------------------------------------------------------------------------------------------------
  Income (Loss) per common          ($0.16)            ($0.13)           $0.45             ($0.02)           ($0.04)
  share
  -----------------------------------------------------------------------------------------------------------------------
  Diluted income (loss) per         ($0.16)            ($0.13)           $0.45             ($0.02)           ($0.04)
  common share
  -----------------------------------------------------------------------------------------------------------------------
  Total assets                     $394,222           $387,960          $461,403           $368,549         $414,992
  -----------------------------------------------------------------------------------------------------------------------
  Net assets                       $381,240           $379,741          $453,587           $359,432         $414,300
  -----------------------------------------------------------------------------------------------------------------------
  Long term debt                      Nil                Nil               Nil               Nil               Nil
  -----------------------------------------------------------------------------------------------------------------------
  Cash dividends per share            Nil                Nil               Nil               Nil               Nil
  -----------------------------------------------------------------------------------------------------------------------
  Deficit                        ($1,207,187)       ($1,106,456)      $ (1,032,610)      ($1,244,682)     ($1,056,675)
  -----------------------------------------------------------------------------------------------------------------------
  Capital stock                   $1,528,351        $ 1,483,351       $ 1,483,351        $ 1,528,351       $ 1,483,351
  -----------------------------------------------------------------------------------------------------------------------
  Weighted average number          636,495            573,995           573,995           2,073,995          573,995
  of common shares
  -----------------------------------------------------------------------------------------------------------------------



B.    CAPITALIZATION AND INDEBTEDNESS

      The following table sets forth our capitalization and indebtedness as at September 30, 2005.

================================================================================
                                                      As at September 30,
                                                              2005
--------------------------------------------------------------------------------
   Short term debt
(unsecured and not guaranteed)                                           $9,117
--------------------------------------------------------------------------------
   Long term debt                                                           Nil
--------------------------------------------------------------------------------
         Total debt                                                       9,117
--------------------------------------------------------------------------------
   Shareholder's Equity
--------------------------------------------------------------------------------
   Common shares                                                      1,528,351
--------------------------------------------------------------------------------
   Retained earnings (accumulated deficit)                           (1,244,682)
--------------------------------------------------------------------------------
   Cumulative currency translation adjustment                            75,763
--------------------------------------------------------------------------------
         Total shareholders' equity                                    $359,432
================================================================================


B.    RISK FACTORS


Risks Relating to Our Industry

We operate in a highly competitive environment and we may not be able to sustain our current market position. Our ability to compete successfully depends on factors both within and outside our control, including: successful development of our products, the ability to price product competitively; the ability for our product to perform and be reliable; successful and timely investment; product development; success or failure of in marketing brands and products; component and raw material supply costs; and general economic and industry conditions. We cannot provide assurance that we will be able to compete successfully with our competitors on these fronts and, as a result, we may be unable to achieve any market position.

Risks Relating to Our Company

We have had no operations for the past three years. We have been unable to secure personnel with the expertise to implement the technology of our company. For the past three years. It is possible that we will continue to have difficulty in securing personnel with the particular expertise that we require, which will impede our ability to continue as an operating company.

The Officers and Directors of our Company are officers and directors of other reporting issuers. Ken Cai and Dr. Jeffrey Zheng are officers and/or directors of other public issuers. Ken Cai is an officer and director of Minco Mining and Metals, a TSX listed company which has achieved liquidity on the public markets. He is also a director of Tranzcom China Security Network Inc., a TSX-Venture listed company which has provided liquidity to shareholders. Mr. Ken Cai and Dr. Jeffrey Zheng are directors of Goldstrike Inc., a reporting issuer on the OTCBB which has provided liquidity to investors,. Dr. Jeffrey Zheng is a director of Bralorne Mining Corporation, a SEC reporting issuer and also of Cantronic Systems a TSX listed company which has provided liquidity to investors. Brigitte McArthur is an officer of Minco Mining and Metals, a TSX listed company that has provided liquidity to investors. There is no guarantee that these directors will be able to provide liquidity for investors with Aquasol EnviroTech Ltd. In addition, the officers and directors of our company may not be able to devote sufficient time to Aquasol to ensure the continued success of the company.

The Officers and Directors have limited experience in the industry of waste-water recycling. As of the date of this registration statement, only one of the directors, Dr. Troy Vassos has experience in wastewater recycling technology. The Officers' and Directors' lack of experience in the recycling of wastewater technology may impair the Company's ability to successfully gain market share or compete with other companies in the same industry.

We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans. In connection with our strategy to market and deliver our products to the market, we estimate that we will incur significant expenditures for the development of our products, construction of new facilities or outsourcing of the manufacturing of our products which will require significant capital expenditures. However, in the event of adverse capital or product market conditions, or if our actual expenditures far exceed our planned expenditures, our external financing activities combined with our internal sources of liquidity, may not be sufficient to effect our current and future operational plans.

The failure to obtain sufficient financing on commercially reasonable terms to complete our expansion plans could delay or derail our ability to pursue our business strategy.

Our results of operations are subject to exchange rate fluctuations. Our sales and purchases of raw materials and expenditures on capital equipment are denominated mainly in Canadian Dollars and U.S. dollars. Accordingly, fluctuations in exchange rates, in particular between the U.S. dollar and the Canadian dollar, affect our gross profit and pre-tax income. In general, an appreciation in the Canadian dollar against the U.S. dollar has a net negative impact on such results, although it causes a foreign currency translation gain on our foreign-currency transactions. These exchange rate fluctuations will reduce the overall impact of these currency transaction translations in the future.

Our business relies on patent rights and our patent rights may be narrowed in scope or found to be invalid or otherwise unenforceable. Our success will also depend, to a significant extent, on our ability to obtain and enforce our patent rights in Canada, the United States and worldwide. The coverage claimed in a patent application can be significantly reduced before a patent is issued, either in Canada, the United States or abroad.

Consequently, any of our pending or future patent applications may or may not result in the issuance of patents. Patents issued to us may be subjected to further proceedings, limiting their scope and may not provide significant proprietary protection or competitive advantage. Our patents also may be challenged, circumvented, invalidated or deemed unenforceable. In addition, patent applications in certain countries generally are not published until more than 18 months after they are first filed. We currently monitor patent applications filed by other parties in Canada, Taiwan and the United States, and due to publication of discoveries in scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were, or any of our licensors are the first creator of inventions covered by pending patent applications, or that we or any of our licensors will be entitled to any rights in purported inventions claimed in pending or future patent applications.


Furthermore, pending patent applications or patents already issued to us, or our licensors may become subject to dispute, and any dispute could be resolved against us. For example, we may become involved in re-examination, re-issue or interference proceedings and the result of these proceedings could be the invalidation or substantial narrowing of our patent claims. We also could be subject to court proceedings that could find our patents invalid or unenforceable or could substantially narrow the scope of our patent claims. In addition, depending on the jurisdiction, statutory differences in patentable subject matter, may limit the protection we can obtain on some of our inventions.

Failure to protect our intellectual property rights could impair our competitiveness and harm our business and future prospects. We believe that developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. We take active measures to obtain international protection of our intellectual property by obtaining patents and undertaking monitoring activities in our major markets.

However, we cannot assure that the measures we are taking will effectively deter competitors from improper use of our proprietary technologies. Our competitors may misappropriate our intellectual property, disputes as to ownership of intellectual property may arise and our intellectual property may otherwise become known or independently developed by our competitors. Any failure to protect our intellectual property could impair our competitiveness and harm our business and future prospects.

Our rapid introduction of new technologies and products may increase the likelihood that third parties will assert claims that our products infringe upon their proprietary rights. Although we take and will continue to take steps to ensure that our new products do not infringe upon third party rights, the rapid technological changes that characterize our industry require that we quickly implement new processes and components with respect to our products. Often with respect to recently developed processes and components, a degree of uncertainty exists as to who may rightfully claim ownership rights in such processes and components. Uncertainty of this type increases the risk that claims alleging that such components or processes infringe upon third party rights may be brought against us. If our products or manufacturing processes are found to infringe upon third party rights, we may be subject to significant liabilities and be required to change our manufacturing processes or be prohibited from manufacturing certain products, which could have a material adverse effect on our operations and financial condition.


We may be required to defend against charges of infringement of patent or other proprietary rights of third parties. Although patent and other intellectual property disputes in our industry have often been settled through licensing or similar arrangements, such defense could require us to incur substantial expenses and to divert significant resources of our technical and management personnel, and could result in our loss of rights to develop or make certain products or require us to pay monetary damages or royalties to license proprietary rights from third parties. Furthermore, we cannot be certain that the necessary licenses would be available to us on acceptable terms, if at all.


Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling certain of our products. Any such litigation, whether successful or unsuccessful, could result in substantial costs to us and diversions of our resources, either of which could adversely affect our business.

We rely on technology provided by third parties and our business will suffer if we are unable to renew our licensing arrangements with them. From time to time, we may obtain licenses for patents, copyrights, trademarks and other intellectual property rights to process and device technologies used in the recycling and treatment of wastewater. We may enter into key licensing arrangements with third parties, for which we may make, and continue to make, periodic license fee payments. In addition, we may also have cross-license agreements with certain other third parties. These agreements would terminate upon the expiration of the respective terms of the patents.

If we are unable to renew our technology licensing arrangements on acceptable terms, we may lose the legal protection to use certain processes we may employ to manufacture our products and we may be prohibited from using those processes. This would prevent us from manufacturing and selling certain of our products, including our key products. In addition, we could be at a disadvantage if our competitors obtain licenses for protected technologies on more favorable terms than we do. In the future, we may also need to obtain additional patent licenses for new or existing technologies. We cannot provide assurances that these license agreements can be obtained or renewed on acceptable terms or at all, and if not, our business and operating results could be adversely affected.

We rely upon trade secrets and other unpatented proprietary know-how to maintain our competitive position in the wastewater recycling industry and any loss of our rights to, or unauthorized disclosure of, our trade secrets or other unpatented proprietary know-how could negatively affect our business. We also rely upon trade secrets, unpatented proprietary know-how and continuing technological innovation in our business. We enter into confidentiality agreements with each of our employees and consultants upon the commencement of an employment or consulting relationship. These agreements generally provide that all inventions, ideas, discoveries, improvements and copyrightable material made or conceived by the individual arising out of the employment or consulting relationship and all confidential information developed or made known to the individual during the term of the relationship is our exclusive property. We cannot assure the enforceability of these types of agreements, or that they will not be breached. We also cannot be certain that we will have adequate remedies for any breach. The disclosure of our trade secrets or other know-how as a result of such a breach could adversely affect our business. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of our confidentiality agreements, it is entirely possible that these disputes will not be resolved in our favor. Further, others may acquire or independently develop similar technology, or if patents are not issued with respect to products arising from research, we may not be able to maintain information pertinent to such research as proprietary technology or trade secrets and that could limit or negate our competitive position within the wastewater recycling industry.


We rely on key researchers and engineers, senior management and production facility operators, and the loss of the services of any such personnel or the inability to attract and retain them may negatively affect our business. Our success depends to a significant extent upon the continued service of our research and development personnel, and on our ability to continue to attract, retain and motivate qualified researchers and technological experts, especially during periods of rapid growth.


We also depend on the services of experienced key senior management, and if we lose their services, it would be difficult to find and integrate replacement personnel in a timely manner, or at all. The loss of the services of any of our key research and development and technological personnel, or senior management without adequate replacement, or the inability to attract new qualified personnel, would render our company unable to operate.


Our two principal shareholders, Ken Cai and Jeff Zheng who together own approximately 29.34% of our voting stock, have significant influence over corporate decisions. Ken Cai , indirectly through family members and Yenyou
(Jeff) Zheng, together have control of all matters submitted to our shareholders for approval, including electing the directors, amending our articles of incorporation and approving changes of control that may impact you as a minority shareholder. The directors elected by these shareholders are able to make decisions affecting our capital structure, including decisions to issue additional capital stock, implement stock repurchase programs and incur indebtedness. In addition, we engage in a variety of related party transactions with our two principal shareholders and their respective affiliates:

      o Payments to Minco Mining and Metals Corp., a company controlled by Ken Cai for office expenses and office rent
      o Payments to Minco Mining and Metals Corp., a company controlled by Ken Cai for consulting fees for the Corporate Secretary
      o Payments to Minco Mining and metals Corp., a company controlled by Ken Cai for salaries and benefits for the office receptionist and office administrator
      o Payments made to Jeff Zheng for consulting fees as an officer of the Company
      o     Payments made to Jeff Zheng for reimbursement of expenses

Pursuant to our articles of incorporation, we have a three-member board of directors which is composed of one outside director. The two inside directors, Ken Cai and Jeff Zheng will continue to exert substantial influence over the operation of our business.

The interests of Ken Cai and his family and Jeff Zheng, may differ from or conflict with those of us or our other shareholders. When exercising their rights as our shareholders, either alone or in concert, Ken Cai and Jeff Zheng may take into account not only our interests but also their interests and the interests of their affiliates or other joint venture companies in competing wastewater recycling businesses. For example, business arrangements outside the arrangement Mr. Cai and Mr. Zheng may have with Aquasol, may at times conflict with ours since the growth of our business depends, in part, on successful competition with other wastewater technologies. These conflicts may result in lost corporate opportunities for us.

Various other conflicts of interest between our two shareholders and us may arise in the future in a number of areas relating to our business and relationships, including potential acquisitions of businesses or properties, incurrence of indebtedness, financial commitments, sales and marketing functions, indemnity arrangements, and service arrangements.


We are subject to strict environmental regulations and we may be subject to fines or restrictions that could cause our operations to be interrupted. Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us. In addition, new environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

Risks relating to our status as a foreign private issuer

Risks Relating to Canada


If economic conditions in the Canada deteriorate, our current business and future growth could be materially and adversely affected. We are incorporated in the Cayman Islands, B.W.I. and substantially all of our operations and assets are located in Canada. As a result, we are subject to political, economic, legal and regulatory risks specific to the Cayman Islands and Canada. From early 2000 until 2003, Canada experienced a significant financial and economic downturn, from which it is widely believed the country has now recovered to a large extent.


The economic indicators in 2002, 2003 and 2004 have shown strong signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Events related to the terrorist attacks in the United States that took place on September 11, 2001, recent developments in the Middle East, including the war in Iraq, higher oil prices, the general weakness of the global economy and the outbreak of severe acute respiratory syndrome, or SARS, in Asia and other parts of the world have increased the uncertainty of global economic prospects in general and may continue to adversely affect the Canadian economy for some time. Any future deterioration of the Canadian, Cayman Island and global economy could have a negative impact on our ability to do business in either of these regions.


Developments that could adversely impact Canada's economy in the future include:

      o financial problems relating to the financial industry, accounting irregularities and breaches of securities regulations by certain companies;
      o failure or lack of progress in restructuring or regulating the financial industry, including credit card, insurance companies, and other large troubled companies;
      o loss of investor confidence arising from corporate accounting irregularities and corporate governance issues;
      o     a slowdown in consumer spending and the overall economy;
      o adverse changes or volatility in foreign currency reserve levels, commodity prices (including an increase o in oil prices), exchange rates (including depreciation of the U.S. dollar or Reminbi), interest rates and stock markets;
      o     deterioration  of economic or market  conditions  in other  emerging markets;
      o adverse developments in the economies of countries that are important export markets for Canada, such as the United States, and China, or in emerging market economies in Asia or elsewhere that could result in a loss of confidence in the Canadian economy;
      o the continued emergence of China, to the extent its benefits (such as increased exports to China) are o outweighed by its costs such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Canada to China;
      o     social and labor unrest;
      o a decrease in tax revenues and a substantial increase in the Canadian government's expenditures for o unemployment compensation and other social programs that, together, would lead to an increased government budget deficit;
      o geo-political uncertainty and risk of further attacks by terrorist groups around the world;
      o     the  recurrence  of SARS or avian flu in Asia and other parts of the world;
      o deterioration in economic or diplomatic relations between Canada and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy;
      o political uncertainty or increasing strife among or within political parties in Canada; and
      o hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil resulting from those hostilities.


Financial instability in other countries, particularly emerging market countries in Asia, could adversely impact the Canadian economy and our business and cause the price of our securities to go down. The markets and economics in the Cayman Islands, B.W.I. and Canada are influenced by economic and market conditions in other countries, particularly emerging market countries in Asia. Financial turmoil in Asia, Russia and elsewhere in the world in recent years has adversely affected the economics in both the Cayman Islands and Canada. Although economic conditions are different in each country, investors' reactions to developments in one country can have adverse effects on the securities of companies in other countries, including the Cayman Islands and Canada. A loss of investor confidence in the financial systems of emerging and other markets may cause increased volatility in the Cayman Islands and Canadian financial markets. We cannot be certain that financial events of the type that occurred in emerging markets in Asia in 1997 and 1998 will not happen again.


Capital Expenditures

We will require substantial resources to establish technologies, technological processes and test markets and if warranted, manufacture certain products. There can be no assurances that any development and marketing expenditures will justify commercial development of our products.

Regulatory and Governing Jurisdiction Risks


Government regulations regarding prices, taxes, royalties, allowable product, and environmental protection could also have a negative affect on our economic viability.


Legal Proceedings Against Foreign Directors

The Company is incorporated under the laws of the Cayman Islands, and some of its directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon those directors and officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities and Exchange Act of 1934 as amended. Furthermore, it may be difficult for investors to enforce judgments of the United States Courts based upon civil liability provisions of the United States Federal securities laws in a Canadian court against the Company or any of the Company's non-United States resident officers or directors. There is substantial doubt whether an original lawsuit could be brought successfully in Canada against any of such persons or the Company predicated solely upon civil liabilities.

Effect of Future Financings


The Company has historically raised capital through a series of equity offerings. The ability for the Company to continue is dependent upon its ability to raise additional capital. Any additional offerings to the current issued capital and the shareholders thereof, will partially or substantially dilute their current holdings.

Classification of the Common Stock as Penny Stock


In October 1990, Congress enacted the "Penny Stock Reform Act of 1990." "Penny Stock" is generally any equity security other than a security (a) that is registered or approved for registration and traded on a national securities exchange or an equity security for which quotation information is disseminated by The National Association of Securities Dealers Automated Quotation ("NASDAQ") System on a real-time basis pursuant to an effective transaction reporting plan, or which has been authorized or approved for authorization upon notice of issuance for quotation in the NASDAQ System, (b) that is issued by an investment company registered under the Investment Company Act of 1940, (c) that is a put or call option issued by Options Clearing Corporation, (d) that has a price of five dollars or more, or (e) whose issuer has net tangible assets in excess of $2,000,000, if the issuer has been in continuous operation for at least three years, or $5,000,000 if the issuer has been in continuous operation for less than three years, or average revenue of at least $6,000,000 for the last three years.

Our Common Shares are presently considered "penny stock" under these criteria. Therefore, the Common Shares are subject to Rules 15g-2 through 15g-9 (the "Penny Stock Rules") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Penny Stock Rules impose additional reporting, disclosure and sales practice requirements on brokers and dealers before they can recommend the Common Shares for purchase by their customers, and require that such brokers and dealers must make a special suitability determination of each purchaser and must have received the purchaser's written consent to the transaction prior to the sale. Consequently, the Penny Stock Rules may affect the ability of brokers and dealers to sell the Common Shares and may affect the ability of purchasers to sell any of the Shares acquired hereby in the secondary markets.

So long as the Common Shares are within the definition of "Penny Stock" as defined in Rule 3a51-1 of the Exchange Act, the Penny Stock Rules will continue to be applicable to the Common Shares. Unless and until the price per share of Common Shares is equal to or greater than $5.00, the Common Shares will be subject to substantial additional risk disclosures and document and information delivery requirements on the part of brokers and dealers effecting transactions in the Common Shares. Such additional risk disclosures and document and information delivery requirements on the part of such brokers and dealers will have a negative impact on the valuation of the Common Shares.


Stage of Development


We have no production revenue. We do not have an operating history upon which investors may rely. Moreover, we have no commercially viable products at this time. We have limited financial resources, with no assurances that sufficient funding will be available for future exploration and development or to fulfill our obligations under current agreements. We may not be be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further development of our projects. Our accumulated deficit as at March 31, 2005 was $1,203,177. Our accumulated deficit as at June 30, 2005 was $1,220,887.


Price Fluctuations, Share Price Volatility

Securities markets in Canada and the United States have experienced a high level of price and volume volatility in recent years, with many technology companies experiencing wide price fluctuations not necessarily related to operating performance or underlying asset values of such companies.


Significant Uncertainties

We currently do not have any contracts for the deployment of our products. These projects may be subject to substantial regulatory requirements, financing needs, and economic uncertainties. We may not be able to raise the additional funds necessary to complete the development work and, if warranted, bring the products into production. The products may not prove to be profitable if brought into production.


Environmental Regulations


All phases of our operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation is evolving in a manner which means stricter standards, enforcement; and fines and penalties for non-compliance. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies, directors, officers and employees. Future chhanges in environmental regulation, if any, will impair our ability to operate as an ongoing entitiy..


ITEM 4. INFORMATION ON THE COMPANY

A.    HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated under the laws of the Cayman Islands B.W.I. on February 3, 2000. On March 2, 2000, a total of 6,583,699 common shares were issued at a par value at a price of $0.0001 per common share for cash to the founders as follows: i) Tenfei Corporation as to 2,003,087 common shares; ii) Bing Zhang as to 454,771 common shares; iii) Cairich Capital Inc. (controlled by Ken Cai and subsequently transferred to Zhiquan Cai who is the brother of Ken
Cai) as to 1,625,741 common shares; iv) Keystone EnviornTech Inc., a private company owned by Zhiquan Cai, Wei Mei and Bin Zhang as to 2,500,000 common shares.

On March 26, 2000 a total of 1,416,301 common shares were issued for the purchase of a subsidiary at a price of $0.0001 per common share as follows: i) Huazhong Mao as to 487 common shares; ii) Greendew Bioengineering (owned by Huazhong Mao) as to 666,666 common shares; iii) Yenyou (Jeff) Zheng as to 182,677 common shares; and iv) Joe Rodgigues as to 20 common shares. All of the preceding ordinary voting shares were issued at par value in exchange for 100% of the issued and outstanding shares of Aquasol Technologies Inc. ("Aquasol Alberta") an Alberta, Canada corporation. Aquasol Alberta discontinued operations in 2001 as all of Aquasol Alberta's assets were sold to Aquasol EnviroTech Ltd. and there was no basis for continuing operations. The Alberta company's activities took place in 1998 and 2000, upon sale of the assets all activities took place in the Cayman Island company incorporated in 2000 and the Canadian British Columbia Company.


The Company also issued Golden Dragon Capital, a British Virgin Island Corporation owned by Zhinquan Cai (brother of Ken Cai) as to 499,900 common shares at a price of $0.0001 per common share.


On March 30, 2000, 2,965,000 common shares were issued at a price of $0.50 per common share through a private placement and 15,000 common shares were issued pursuant to a Finder's Fee at a price of $0.0001 per common share. These shares were offered to officers, directors, friends, family and business associates of the Company.


On April 1, 2002, Aquasol EnviroTech (Canada) Ltd., a British Columbia Corporation, became a wholly owned subsidiary of the Company.

By Special Resolution dated September 21, 2004, the authorized ordinary voting shares and its issued and outstanding ordinary voting shares were consolidated on a twenty (20) old ordinary voting shares into (1) new ordinary voting share. The authorized ordinary voting shares after consolidation are 500,000,000 at a par value of $0.002 per voting share. The preceding 11,479,900 common shares underwent a reverse split on the basis of twenty (20) old common shares for one
(1) new basis resulting in the total aggregate number of issued and outstanding shares 573,995. There are no pre-emptive purchase rights and no warrants attached to any of the issued common shares.


On March 18, 2005 a total of 1,500,000 common shares were issued at a price of $0.03 per common share. Of the 1,500,000 a total of 190,000 common shares were purchased by Yenyou (Jeff) Zheng and a total of 150,000 common shares were purchased by Zhibin Cai (father of Ken Cai). There is a total of 2,073,995 common shares issued and outstanding as at November 14, 2005. Please refer to
Item 9 A. for the full particulars of the private placements. These shares were offered to officers and directors, friends, family, business associates and prior investors in the Company.

The Company currently has a Stock Option Plan dated April 2, 2005, attached hereto as Exhibit 2.1. Under the Company's stock option plan the Company is permitted to grant stock options under which up to 207,400 common shares representing 10% of the issued and outstanding shares of the Company. The Stock Option Plan is subject to Shareholder approval which will be asked for at the Company's 2005 Annual General Meeting of Shareholders. As at November 14, 2005 the Company has granted a total of 200,000 common shares pursuant to the Stock Option Plan.

We are Extra-Provincially registered in the Province of British Columbia, Canada, meaning that the company was originally incorporated in the outside of the Province and is now registered in the Province of British Columbia. As it is extra-provincially registered, the Company is obliged to report to the Ministry of Finance and Corporate Registries in the Province of British Columbia every year and with respect to any change in officers, directors, address change or any other corporate event that requires a filing with the Minister of Finance. The registered office is located at The Huntlaw Building, 75 Fort Street, PO Box 190 GT, Grand Cayman, Cayman Islands and the head office is located at Suite 1980, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9, Canada and the telephone number is (604) 688-8002.

The Company has made capital expenditures of $192,383 in 2003, $75,564 in 2004 and $120,974 in 2005. The Company raised money through a series of private placements mentioned above and through the receipt of grants from the Industrial Research Assistance Program and Scientific Research Experimental and Development (SR&ED) Expense Refund Program available to Canadian operating companies from the Federal Government of Canada.

The Company built a pilot facility in Squamish, British Columbia, Canada to test the Bio Trap system. That facility has since been closed. Aquasol seeks to find a manufacturer for its Bio Trap system product in mainland China.

The  equipment  from the  Company is  currently  in  storage  in a  facility  in
Richmond,   British  Columbia.  The  equipment  consists  of  tools,  laboratory equipment and data analysis equipment.

B.    BUSINESS OVERVIEW

Description and General Development

We are in the business of developing, acquiring, and marketing water and wastewater technology solutions. We have acquired the rights for a technology referred to as the "MicroEntrap Immobilization ("MEI") System, which have continued to develop through research. The MEI is a two stage treatment system consisting of an anaerobic chamber followed by a highly oxygenated aerobic chamber. The treatment system accelerates natural biological processes to renovate wastewater while generating minimal biological solids, without the use of chemicals. The MEI System has a low capital investment in comparison with competing technologies, and in addition to having low operating cost and sludge production, and can be operated within self-contained units. We also offer stand-alone aeration equipment, digestion technology, and complete wastewater treatment systems.

Our technologies are based on the following Patents and Pending Patents:

      1.    Patent Number:      US #6,582,596 B2, granted June 24, 2003
                                in the United States;

      2.    Patent Number:      #138316, granted July 1, 2001 in Taiwan;

      3.    Patent Pending:     Application #2,292,244, Application
                                Date: December 14, 1999 in Canada; and

      4.    Pending Patent:     Application  #001030779,  Application
                                Date:  February  28,  2000  in
                                The People's Republic of China.

MEI Systems integrate the following key Aquasol technologies:

Superator

The Superator is a highly efficient aeration device that dissolves oxygen into liquids at low pressures, creating micro bubbles for the metabolic growth of bacteria. Our research indicates it is thirty-eight percent (38 %) more efficient than most current gas-liquid aerators on the market. Used in the MEI process, the Superarator introduces highly oxygenated water, which bacteria use to digest the organic contaminants in the wastewater. The more oxygen that is provided to these bacteria the better the results. The Superator enhances the mass-transfer of air to water by the following mechanisms:

a)    Creating micro bubbles increases the interfacial mass transfer surfaces;
b)    Creating prolonged gas/liquid contact improves gas to liquid ratio; and
c) Increasing the concentration gradient by increasing pressure and mixing enhances the efficiency of mass transfer from the gas phase to the liquid phase.

Dissolved oxygen is rapidly delivered to microorganisms in Aquasol's bioreactors to:

a) Sustain high microorganism metabolic rates in the immobilized bioreactor systems which accelerates the conversion of organics or other pollutants;
b)    Improve the mass transfer and hydraulics in the bioreactor systems; and
c) Control the reproduction of the microorganisms (or sludge) with the integration of the MEI biomedia, resulting in low sludge production.

Biomedia

Our Biomedia uses advanced polymers to link micro-pores together, allowing for the effective transport of nutrients (food or substrates) to the surface of the microbial cells and the removal of wastes from the cells. The Biomedia, together with special immobilization techniques, increases bacterial density and creates an ideal microenvironment for bacteria to work efficiently. We have designed different types of biomedia, each specific to one particular type of microorganism.

High-Efficiency Bacteria

Various types of highly efficient anaerobic, aerobic, nitrifying, and denitrifying bacteria environments have been developed for different wastewater treatment applications. We currently use these bacteria in our Bio Trap systems.


MicroEntrap Bioreactors


MicroEntrap Bioreactors are developed through the integration of the Superator, Biomedia, immobilization technology and desired bacteria with an advanced bioreactor engineering design. This is used to selectively house (or immobilize) desired microorganisms and to provide ideal working microenvironments for them. The MicroEntrap Bioreactors are customized for specific applications and can be retrofitted into an existing biological treatment system for removal of various pollutants such as Biochemical Oxygen Demand (BOD), Total Suspended Solids
(TSS), nitrogen and phosphorus. We use these bioreactors in our Bio Trap systems.

Research Findings

Research carried out by NovaTec Consultants Inc. in 2001 demonstrated the MEI System could be operated at higher loading rates than would be typical for competing technologies of a similar scale, and that there had been no net solids generated throughout the testing program regardless of the high organic load rates.


AQUASOL PRODUCTS

The MEI systems can be developed into various products for wastewater treatment applications. We have carried out research and development programs to commercialize some of those products, including industrial wastewater treatment systems, municipal wastewater treatment systems, biological animal waste treatment systems, biological nutrient removal systems, and biological self-cleaning toilet systems etc. Some of those products have been tested in pilot systems and used in special applications.

Today we have one foundation product. It is the BioTrap system - Immobilized Bioreactor Systems ("IBS"). IBS has been developed and proven effective for the removal of various nutrients from domestic sewage and various industrial wastewaters. Each IBS is customized for the specific application. So while no two may ever be the same they all use the same Aquasol patented technologies. A description of a typical IBS would be as follows:

      (i) MicroEntrap biomedia along with the advanced aeration system will result in a very high density of microorganisms in the bioreactor system. The bacteria's efficiency will not only depend on the size of and availability of these micro-pores and channels in the biomedia but will also rely strongly on the transport systems (mass transfer and hydraulics) as well as the availability of the substrates (such as BOD, N, P, etc.). A properly engineered MicroEntrap Bioreactor System using advanced aeration technology can effectively provide all these desired functions.

      (ii) In addition to the patented technologies, Aquasol creates internal environments that are conducive to the growth of highly efficient bacteria. Various types of anaerobic, aerobic, nitrifying and denitrifying bacteria have been identified and cultivated by Aquasol for different wastewater treatment applications. The result is an IBS that can be specifically engineered to solve each individual customer's wastewater problem.

Individual IBS's can be designed for flows as little as 100 gallons per day, to as much as 100,000 gallons or greater per day. Applications range from replacement of conventional home septic systems to traditional wastewater treatment plants for communities and municipalities as well as other industrial applications. We have developed five types of bioreactor systems: i) Anaerobic;
ii) BOD; iii) Nitrification; iv) Denitrification; and v) P-removal. The system has been successfully used for the following two buildings and one park.

Agrium - Red Water Plant (Alberta, Canada)

The Project was for Agrium, a Chemical Fertilizer Plant in the Province of Alberta, Canada. The wastewater, contained both industrial and domestic waste was treated and the capacity was 3500 gallons/day. The project was completed in May 1998, excellent results have been reported since then, and the client reported that treated water quality is higher than governmental standard with little maintenance cost.

Wilbert Sales Inc. (Alberta, Canada)

The project involved the installation of a treatment system for an office building (500 gallons/day wastewater) and the wastewater was municipal type. The project was completed by the Company in 1999. The system has produced good performance results and also provided design criteria and reference for the Aquasol IBS Systems.

Strathcona Wilderness Centre (Strathcona County, Alberta, Canada)

In November 1999, the Company completed a project installation of a treatment system for a tourist rest center with the capacity of 5000 gallons/day treated wastewater. The type of waste was domestic wastewater. Treated water showed excellent results and has been re-used for irrigation of plants at the park.

While the system has had promising success in treating wastewater from two commercial buildings and one park, the characteristics of this type of sewage are different than the sewage treated at large-scale municipal wastewater treatment plants. Furthermore, the three demonstration applications were not intended as research programs, and therefore we were limited to opportunities for gathering samples and no opportunity to vary loading capacity to the facilities. NovaTec Consultants Inc., an independent environmental engineering company, was therefore contracted to conduct systematic tests, to evaluate the test results and to give an overall detailed report of our technologies, the treatment system and performance in order to optimize criteria for design and operations, and also to provide related suggestions.


The first phase of the test was to verify whether Aquasol's system can treat municipal wastewater, and to determine the relative maximum loading rates for the anaerobic and aerobic stages. Subsequent research and development activities were then to be focused on optimizing the performance of each of the process components and establishing critical design and operating parameters for the process.


We had a test unit installed at a facility located in Squamish, British Columbia, Canada, which is relatively near to our offices in Vancouver, which was an important consideration for being able to easily access the plant during the research program. This facility was connected to the inlet of a municipal sewage treatment plant, and enabled us to systematically vary to hydraulic and organic loading to the test unit.

Raw sewage and treated effluent composite samples were collected and analyzed for BOD, TSS, COD and turbidity, as well as DO and temperature and pH. In addition, grab samples were collected from the anaerobic and aerobic chambers and analyzed for BOD, TSS, NH3-N, pH and temperature. The starting loading rate was 800 GPD Loading Rate. Our system produced excellent results at this loading rate and both effluent BOD and TSS concentrations were below 5.0 mg/l. These results are well below our design criteria of 20 ppm. BOD and 20 ppm. TSS for the system, and meet and surpass the secondary and water re-use standards set by the U.S. EPA. After one month of stable operation at an 800 GPD loading rate, the loading rate was then doubled to 1600 GPD and similar treatment results were achieved for both the BOD and TSS.

The system was also tested at triple the initial design capacity of 2400 GPD and excellent results were obtained again. The unit was further tested following the NSF/ ANSI Standard 40 protocol, which simulates diurnal variations in loading consisting of three dosing periods everyday. Under all these conditions, the Aquasol system continued to work very well, demonstrating the reliability of the system.

In summary, the research project has done various systematic tests for Aquasol household treatment plant system - IBS. All test results have strongly demonstrated and confirmed that the Aquasol system is a good and reliable unit, with excellent performance and operating characteristics for use in treating of municipal and light industrial wastewater. The treatment results met and surpassed the secondary disposal and re-use standards set by the U.S. EPA. Parameters and criteria for optimized design and operation of the system have been also obtained. The full report on the Aquasol test unit at the Mamquam, Squamish Wastewater Technology Testing Facility, dated September 2001 by NovaTec Consultants, is attached hereto as Exhibit 4.1.


The BST has been designed to fit a normal washroom space. It only requires space of 54"H X 28"W X 35"L and weighs approximately 50 KG. It can be designed to have it's own wheels to allow it to be moved conveniently or for permanent placement. Other prototype products Aquasol has are as follows: Industrial Wastewater Treatment Systems

Aquasol's industrial wastewater treatment system is designed to treat different types of industrial wastewater generated from such facilities as pulp and paper plants, food processing plants, breweries and distilleries, the beverage industry, fertilizer plants, hospitals, etc. We currently do not have any industrial wastewater treatment systems in use.


Municipal Wastewater Treatment Systems


These systems can be used for small, medium and large-scale municipal wastewater treatment projects. We currently do not have any municipal wastewater treatment systems in use.


Biological Animal Waste Treatment Systems ("BAWT")

The primary objective of the BAWT system is to treat animal wastes such as those from pig farms or feed lots. This reduces the need for large holding areas or lagoons, as the wastewater is processed on a continuous basis. In addition to wastewater treatment, the BAWT process produces three value-added by products:

Methane converted from the animal wastes that can be used for heating and generating electricity;
      o Fertilizer components that can be recovered and utilized from the bio-solids;
      o     Water that can be used for irrigation or flushing the barns.


We currently do not have any biological animal waste treatment systems in use.


Biological Nutrient Removal Systems


The biological nutrient removal systems can be self contained and packaged or larger scale and customized through the integration of Aquasol's anaerobic, nitrification, denitrification and P-removal bioreactors. Large scale, highly efficient nutrient removal systems can engineered to remove organics, nitrogen and phosphorus from polluted lakes, rivers, and other water bodies. We currently do not have any biological nutrient removal systems in use.


PRODUCT FEATURES AND BENEFITS

Below is a description of the features and benefits of our technologies.

No Chemicals

The process has no chemicals or secondary clarifiers added to the system. Conventional biological treatment systems commonly required the use of settling chemicals and secondary clarifiers to deal with the large amounts of bio-solids generated from their processes.

No Moving Parts

Other than the minimal use of pumps,  the process  relies on gravity to move the
wastewater  through  the  chambers.   Few  moving  parts  results  in  very  low
maintenance. Operation and maintenance costs can be up to 50% lower versus competitive technologies.

Odor Free

The biological processes are tightly controlled, minimizing formation of unpleasant gases and odors. In addition, as the system is totally enclosed, the strong unpleasant odors associated with wastewater treatment plants are virtually non-existent.

High Performance

From the high performance results from the three pilot systems and the test project, the technology has proven to treat wastewater from an IBS system to meet TSS < 10 mg/L and BOD < 10 mg/L as well as NO3 < 10 mg/L. Systems can be designed for more stringent conditions when required in different applications.

Low Sludge Production

Systems installed and operating have shown to consistently reduce the quantity of sludge by 80% or greater compared to competitive biological systems.

Small Disposal Needs - Septic Applications

The system effluent quality allows ground disposal systems to have shorter length of dranfield piping than would be required for a conventional septic system. This reduces capital and maintenance costs for the disposal field compared to standard systems while minimizing space and enabling more efficient land use.

Direct Discharge

With the addition of filtration and disinfection such as ultravioled light or ozone, the treated effluent can be directly discharged into streams or reused for irrigation.

Water Re-use

Effluent can be reused for irrigation or recycled within the building for flushing toilets, laundry, washing vehicles as well as many other reuse applications.

MARKET POTENTIAL


There are two potential sectors for IBS systems: i) residential; and ii) industrial/commercial. Below is a description of each of the two sectors.

Residential

Residential  applications can be characterized  into  single-family  home septic systems and multiple-residence applications. For single-family systems the concept would be the replacement of conventional septic systems. These systems are typically designed for 500 to 1200 gallons per day. Our research has shown this is a viable market with new applications and retrofits occurring annually. We have also found over 30 competitive products in this market which has resulted in the market becoming priced more as a commodity rather than a specialty product. We plan to standardized product line and production techniques to maintain a low cost product.

Multiple-residence applications are our key target area. In these applications, whole communities of homes from 10 to 1000 can be linked to one large system. There are advantages to this type of application. For the homeowner the concerns of an onsite septic system are removed and the cost of the project shared with other homeowners. For the developer, the cost of the system can be passed amongst the multiple-dwellings. Finally, land that was previously designated as non-development land due to wastewater concerns can then be developed. For
Aquasol, there are fewer competitors in this market and our proprietary technology has synergy in these types of applications. Multiple-home residential sales will require a longer sales cycle. Once Aquasol has become the established technology in these applications the opportunity to be specified at the start will eliminate the sale time and make the overall process less complicated from one application to the next.

Industrial/Commercial

There are numerous applications for Aquasol's systems which are listed below:

o     Commercial Buildings
o     Beverage Manufacturers
o     Brewers
o     Campgrounds
o     Chemical Plants
o     Highway Rest Stops
o     Dairies
o     Diaper processing
o     Distillers
o     Food Processing Plants
o     Hospitals
o     Hotels and Motels
o     Kennels
o     Laundries and Laundromats
o     Marinas
o     Mobile Home Parks
o     Pulp and Paper Mills
o     Recreational Vehicle Dump Stations
o     Shopping Centers
o     Wastewater Treatment Plants
o     Wineries


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

Each of the above applications has their own particular requirements. As a result, an Aquasol system would be specifically designed to meet each particular need. While the sales time for each of these applications is expected to be similar to that of a multiple-home development, the advantages of working with these applications for Aquasol are as follows:

o Their wastewater is an understood cost of their application. As a result they understand they must treat it and have appropriate budgets to do so.
o They are constantly looking for better technology as they are forced to meet more stringent standards.
o Aquasol can increase their profitability by decreasing their operating and capital costs.
o They are Aquasol's best advertisers. They are in constant communication with each other when it comes to safety and environmental applications. As a result, a success in these industries opens the doors for many more applications.

COMPETITOR TECHNOLOGY COMPARISON

Thames Water is the third largest water company in the world, serving a population of 36 million. Through its various subsidiaries in the United States, Thames Water provides a broad spectrum of water-related products and services. Its U.S. products businesses manufacture municipal water and wastewater filtration and clarification systems and provide liquid/solid water and wastewater separation technologies for the municipal and industrial marketplace. In September 2000, Thames Water inaugurated water service to more than 1.6 million people in the Commonwealth of Puerto Rico, as contract operator of the USD$300 million Superaqueduct servicing the capital of San Juan. This is the largest design-build-operate ("DBO") project in the United States.

Both low and high tech treatment processes currently available on the market such as Applied Water Management, located in New Jersey, USA, has a 20 year contract with the New England Patriots for the CMGi Field, to offer wastewater treatment and recycling for the stadium, but does not offer a complete solution to wastewater treatment. In all cases, secondary treatment or land filling is required.

In addition, filters, membranes and chemicals must be purchased and disposed of, adding to the cost. Newer technologies commonly rely on processes such as irradiation, reverse osmosis and activated carbon filtration. Despite offering the high levels of purification, these processes have relatively higher operating costs for the volume treated. Many of the wastewater systems available on the market today are expensive and require a constant vigilance in terms of monitoring and operation. They tend to be complicated systems that cannot function without human intervention. There is also the need for chemical additives to make the process viable.

This introduction of chemicals and potentially toxic materials goes against the environmental platform that Aquasol places in all of its technologies. It is the stated belief of Aquasol that the addition of outside agents does not offer a complete solution to what the industry desires and the public expects in terms of safety.

There are a number of companies in Canada who manufacture or supply secondary treatment package plants for municipal wastewater retreatment including Zenon Environmental Inc. and Hydroxyl Systems Ltd.. There are also suppliers such as Sanitherm Engineering Ltd.. The key difference between manufacturers and suppliers being that manufacturers typically use their own proprietary or patented technologies whereas suppliers typically provide off-the-shelf equipment and technologies. Our technology differentiates itself from competing systems in a number of ways, as mentioned above:

Technical

      o     Aquasol's system uses no chemicals;
      o The anaerobic and aerobic bioreactor combination produces less sludge than conventional technologies;
      o     No secondary clarifier is required; and
      o The process produces a high quality effluent, low in solids, which can be disinfected and recycled.

Economic

      o As a consequence of the above, the Aquasol's system has lower capital and operating costs than the competition's systems.

Our market research indicates particular interest in multiple-residence applications. Multiple-homes can be linked to these applications, the cost of the application can be shared among all residences, and the ability to develop more land is possible as the space needed for an on-site septic system is removed.

CAPITAL & OPERATING COSTS OF TECHNOLOGY

The capital, operating and maintenance costs of a biological treatment plant will vary considerably with the site, the characteristics of the raw wastewater, size of the plant, process design (including bioreactor design, aeration system, automation system, etc.), costs of the land, power and the discharge limits. Industry norms of the costs and revenue flows are used to provide a base from which to work when making comparisons of competitors and for the forecasting of sales figures. To make the costs of the various systems comparable, a test case with standard operating parameters was generated and quotations were sought for solutions currently available in the market. Our system designed to treat raw wastewater to less than 10 mg/L for both BOD and TSS was the most economical of any quotation provided by existing environmental contracting firms. The closest competitor was 15% higher than the design costs for the Aquasol system.

OPERATION AND MAINTENANCE COSTS

The Aquasol system's major operating cost is power consumption. At the secondary treatment level, the power consumption is usually in the range of 1.4-1.75 KWh/m(3) of treated effluent. The actual operation costs are dependent on the price of electricity. If electricity is $0.05/KWh then, the operation costs is therefore between $0.068.8-$0.08 cents/ m(3) of treated effluent.

The maintenance requirements are minimal, and pertain to pumps and the cleaning of immobilization media. The life span of the new immobilization materials is designed to be more than 15 years under normal operating conditions.

Since pumps are the major moving mechanical components used in the Aquasol system, their maintenance costs are established. The overall operating and maintenance cost for Aquasol systems are lower relative to other systems, which rely on complex machinery such as compressors and moving rake mechanisms.

On a strict cost basis, the Aquasol system has advantages over competing systems. As the loading and complexity of the waste stream rises requiring a higher level of treatment, the Aquasol system has an even greater competitive advantage in terms of the incremental increase in treatment costs. The basic technology of the Aquasol system is modular, and thus is suited to adjustments and engineering for each specific application.

CORPORATE STRATEGY

Aquasol intends to concentrate its marketing efforts on the BioTrap or IBS Systems as the Company sees a need to provide solutions to wastewater disposal problems. Currently, communities in all parts of the world are facing increasing pollution due to inadequate treatment or frequent failures of on-site disposal systems (usually septic tank systems) have created awareness that demands society and regulatory authorities to source reliable and practical solutions. The following are the cornerstones of our strategy:

      o     Sales to direct end users;
      o Licensing of our technology to third parties in markets and regions that Aquasol cannot achieve reasonable returns;
      o Joint Ventures in China and other markets where we will benefit financially with few resources other than our technology; and
      o     Acquisition of other companies with complementary technologies.


CORPORATE OBJECTIVES: SHORT TERM

In fiscal 2006 the Aquasol management will resume operation in small scale and the plan is given as follows:

      o To find a Chinese manufacture to produce Bio Trap systems in China. The Aquasol's management team have commenced discussions with several manufactures in China to produce BioTrap systems in larger quantities, using the optimized parameters in design and engineering construction which have been obtained from our research and development test project. Manufacture in China will decrease the cost of our end products.

      o To market Bio Trap systems in the China market. We have already targeted several multi-residential home projects in the Northern China. We plan to first build a demonstration site to display Aquasol's technologies for wastewater treatment and re-use, and to promote the market in China. Our target markets include multi-residential homes, restaurants, hotels, industrial applications, and the multi-residential homes and hotels as our priorites. We anticipate that sales will be achieved through a combination of our internal efforts and through key agency agreements and the signing of licensee and joint venture Agreements throughout Asia. We are actively seeking for organizations to work with throughout Asia. The benefit of these arrangements to us are as follows:

      o     Reduces operational costs;
      o     Ready access to market;
      o     Larger sales force; and
      o     potentially lesser up front financial commitments.

      o     To hire a regional manager in China for the above mentioned work.

      o To apply for Governmental funds to continue a research and development program in Canada for optimization of design of Bio Trap systems. This will allow us to reduce our production costs by allowing us to continually optimize our design in order to increase our overall revenues. The R&D program will carry out in cooperation with the NovaTech consultants again since we had cooperation with NovaTech before and also we share their professional staff.

It is anticipated that the officers and directors will expend at least 20 hours per week each working for the company to achieve the short term goals. Mr. Cai and Dr. Zheng will concentrate on finding a manufacturer in Asia and developing the Asian market for the Bio Trap systems. Mr. Cai and Dr. Zheng will also concentrate on finding joint venture partners and/or licensees in Asia and North America for the development of these markets. Dr. Vassos will concentrate on refining the technology and sourcing complimentary technologies or processes with the Bio Trap system.

We have not made any expenditures in the last three years as we have been unable to source qualified technical personnel with the expertise required to commercialise the product. We anticipate that the expenditures we will make in fiscal 2006 will be for sourcing a manufacturer in Asia, developing the Asian market, sourcing joint venture partners and licensees and on refining our technology and sourcing complimentary technologies.

CORPORATE OBJECTIVES: MEDIUM TERM - One to Three Years


Our plans during the first three years are to leverage our short-term sales potential and position ourselves to take advantage of long term market potential. By focusing our efforts in these areas we will be able to develop the patterns required to allow us to progress to larger projects and new market potentials. It will also allow us to gain appropriate footholds in most of the major markets. The key in the first three years will be, direct sales and working with Joint Venture partners to secure sales through these organizations. The appropriate resources have been allocated in this plan to ensure that we will gain footholds in these areas. As sales are realized we will be able to leverage our installed applications to increase sales in these markets and in the new markets we have chosen to compete.

CORPORATE OBJECTIVES: LONG TERM

Aquasol's objective is to capture a significant market share in the global environmental markets by using its patented technologies in wastewater management. In order to accomplish this we will look at the totality of each opportunity presented to us. This will require a complete understanding of our customer's process from where raw water is received, to how it is used and ultimately to which wastewater streams requires treatment. By taking this approach we may be better able to provide the solution our customer desires, differentiating ourselves from our competition.

To become a recognized environmental company, we will require additional technologies to complement our present selection. We anticipate these technologies will be acquired through a combination of acquisition, research and development, licensing and joint venture operations. Through a combination of technologies we will be able to design and sell complete wastewater treatment systems to large customers such as food processing plants and industrial production sites. Ultimately, we envision the capability to completely recycle water to allow our customers to maximize its use while minimizing their costs and environmental exposure.

Acquisition

Acquisitions will only be made if the Company or technology is complementary and provides synergy to Aquasol's and helps us to move closer to our corporate goals. All acquisitions will be measured against these parameters. Our goal with each acquisition is to enhance the value of the organization through increasing our sales position in the market place and improving our opportunity for increased sales in the future.

Joint Venture Agreements

To capitalize on the joint venture opportunities we must have an appropriate presence in the market. As a new organization it is not possible for us to be in every global market from a sales or production perspective. Therefore, it is prudent for Aquasol to enter into Joint Ventures that will allow our technology to be available in the various global markets while minimizing our resource commitment. Our strategy is to enter into agreements where Aquasol will garner 30-40% of the joint venture by providing our technology and technological support.

Ideally, our potential partner would be responsible for the sales, marketing, production and operation of the units in the agreed upon market area. Further, the Joint Venture partner would have to agree to purchase products from Aquasol exclusively, either under a license or directly.

Our plan is to find solid Joint Venture partners in markets outside of North America. We expect to sign Joint Ventures over the next few years starting in Asia and move west. While we have begun implementing this strategy we expect it will take a few years to be fully integrated as we must ensure we have identified the appropriate partners and also ensure we manage the Joint Venture properly. Too many Joint Ventures too quickly would tax our resources and not allow us to take advantage of the agreements we enter into.

Research and Development

We need to continually look at our technology to enhance our opportunity for future market growth in biological wastewater treatment. One large market potential recently identified is biological removal of long chain hydrocarbons from industrial wastewater streams. An active Research and Development program will allow us to have market advantage for a sustainable period.

PLAN FOR GROWTH

Aquasol's plan for growth is a three-pronged combination of sales, acquisition and research and development. We believe that to achieve our long-term goals of being the Company of choice for water and wastewater treatment solutions all three areas must be appropriately focused and coordinated. Without either of the three we won't be able to meet our customer's requirements and without that capability we won't be able to reach our goals.

SALES

Sales are key to any organization's survival and growth. Aquasol is a young organization, which requires sales to develop a combination of cash flow and consumer confidence to allow us to expand. Sales can either be achieved directly or through licenses or joint venture agreements. While control of all sales is preferred it is not a reasonable expectation in today's global economy due to the market variations throughout the world. Success will come from a combination of direct sales to end-users and through appropriately managed partnerships.

It is important for any young organization to focus its efforts on meeting sales objectives. As was discussed previously there are a number of markets that Aquasol's technology can be utilized in. However, focusing efforts in reaching these market applications is required to make the sales while appropriately meeting customer's requirements. While we are working with these clients it is also important to consider diversifying Aquasol's technology base in order to meet our customer's evolving needs. Thus, to meet our goal of being a company that provides solutions, we must consider integrating technologies in our sales efforts. Taking all this into consideration Aquasol's sales efforts will be focused as follows:

North America

To optimize our resources, Aquasol will focus its efforts in the first year on multiple residential home and industrial/commercial applications. These types of applications are similar in nature. This will allow us to minimize engineering time as well as simplify our production operations. It will also allow us to minimize the number of sales representatives required to penetrate the market place.

Our goal is to have one sales representative in Western Canada and one in Eastern Canada by the end of the third quarter of 2006. Their roles will be to work with the developers for multiple-home developments to get our IBS systems to be specified as a desired option. At the same time they will focus efforts on getting sales in industrial and commercial applications. Along with this sales focus, Aquasol will also look to develop joint venture partnerships based on a combination of specific applications and regional focus. The partnerships will allow us to accelerate the sales process by using our partners experience and relationships with the ultimate customer. All of the joint ventures will be of mutual benefit to both parties. We would source to organizations to represent us as a sales force and a relationship in which our product has synergy with their present product line.

While we are developing a Canadian presence, we will open a US subsidiary and hire an experienced wastewater solutions representative to operate this division. By heading in this direction we are able to use the representative's contacts to speed up the sales process while at the same time establishing credibility in the eyes of the customers. It is expected that throughout 2006 at least one experienced US sales representatives will be hired in strategic locations to give us the necessary starting sales force to follow-up leads and opportunities in the US market for IBS technology.

China

Our Senior Management contacts in China have resulted in potential for the IBS applications. Our activities to date have involved discussions with potential partners to manufacture our products in China and to build up a demonstration project to promote our technologies and products in China. Due to the complexity of operating in the Chinese market, our plan is to develop mutually beneficial joint ventures with Chinese companies to allow us to more readily gain access to sales and to quicken the overall sales process. Our experience shows that each city and its surrounding area operate as individual markets.

Having influential contacts in each of these markets is important to allowing any company to be successful. We plan to find appropriate partners in each market and enter into a joint venture with these companies where we will own 30 to 40% of a new company. Our part of the joint venture will be our technology and products. Financial and day-to-day operations will be the responsibility of our partner. The Joint Venture Company will be responsible for selling Aquasol technology in the assigned market with the signed understanding that the key equipment will be purchased only from us. Under this arrangement we will benefit from sales of equipment but will also be able to share in the potential for profitability of the Joint Venture Company. The partners will also provide engineering work for installation of Aquasol's products and regular services as well.

ACQUISITION

While sales of our core technological products are important to our growth, these sales alone will not allow us to meet our growth targets. To meet these targets we need further growth through acquisition of other companies. Acquiring other companies provides Aquasol with the following benefits:

o     Increased product lines for sales;
o     Revenue and cash flow;
o     Increased presence in the market place; and
o     More opportunity to present our core technology.

Acquisition of other companies will be completed under the following criteria:

a) The Company in question has complementary products or services that have synergy with our technology;
b)    The price for the acquisition is reasonable at our present state; and
c)    The organization can be seamlessly melded into our operation.

As was stated above, the companies acquired must have products to which are complementary to our core technology. The products must assist us in meeting our goal of providing solutions to our customers. Some of the synergistic products are as follows:

o     Filter presses
o     Filters
o     Membranes
o     Reverse Osmosis Units
o     Disinfection Technologies

RESEARCH AND DEVELOPMENT


We have not made any significant research and development expenditures in the last three years as we have been unable to source qualified technical personnel with the expertise required to commercialise the product. We anticipate that the expenditures we will make in fiscal 2006 will be for sourcing a manufacturer in Asia, developing the Asian market, sourcing joint venture partners and licensees and on refining our technology and sourcing complimentary technologies.


We are committed to maintaining our core technology as market leading technology. To make this happen we must maintain our focus on research and development to continually improve this technology. Our commitment to research and development will not only be limited to our present core technology but also to developing new technology that will allow us to meet the ultimate goal of complete wastewater recycling. We plan to permanently assign certain resources to research and development to allow us to meet our long-term goals.

We plan to fund our research and development activities, including pilot testing, by obtaining government grants. We have funded our previous research and development through the Science Council of British Columbia and the Industrial Research Assistance Program ("IRAP"), a grant program in the Province of British Columbia, Canada. Our research has shown that the combination of our technology and our size allows us the opportunity to apply for and obtain grants that will fund 50 percent of our research and development and pilot testing projects. Further, as long as we maintain the development of market leading technology, we expect to be able to obtain further grants as our company grows.

Through a controlled combination of sales, acquisition and research and development we will be able to control our growth while at the same time effectively meeting our customer requirements. Inappropriate focus of resources on any one of the three will limit our potential by misdirecting our efforts away from the corporate goals.

CONCLUSION

Globally, water has become a valuable and scarce resource, one that will potentially increase in value over time. The increasing value is the driving force behind water re-use and recycling drives. Further, every country is becoming more environmentally conscious and they are looking for natural ways of handling their waste streams to reduce the impact on the environment. The technology that Aquasol has today allows us to provide a solution to both problems. Further, our strategy of direct sales, Joint Ventures, and Licensing Agreements will allow us to penetrate global markets more efficiently and effectively while minimizing our resource requirements. The result is an organization that will be able to maximize revenue potentials more effectively.

Finally, water management is just starting to become a major industry throughout the world and it will be a major industry throughout the 21st Century. Our technology combined with our focus to continuously improve our technology through Research and Development, Acquisitions and Joint Venture Agreements allows us to focus on becoming an industry presence in water and wastewater solutions.

Investments

The Company has invested resources raised from private placements and funds received from grant organizations in the testing of its wastewater recycling technology and for the application and receipt of patents from the United States, Taiwan, Canada and China. The United States and Taiwanese patents are attached hereto as Schedules 3.1, 2.3, 3.3 and 3.4.

C.    ORGANIZATIONAL STRUCTURE

We  currently  have  one  wholly-owned,   direct  subsidiary  which  is  Aquasol
EnviroTech  (Canada)  Ltd..  Aquasol  EnviroTech  (Canada)  Ltd.  is  a  British
Columbia,  Canada  Corporation.  The  registered  office of  Aquasol  EnviroTech
(Canada) Ltd. is located at Suite 1980, 1055 West Hastings Street, Vancouver, B.C., Canada, V6E 2E9. The Company had a subsidiary in the Province of Alberta, Canada. The Alberta company was incorporated on June 19, 1997 under the name of Noralta Technologies Corporation and subsequaently changed its name to Aquasol Technoloiges Inc. The Company discontinued it's operations in Alberta, Canada in 2001. On May 20, 2005, the Company filed a voluntary dissolution and as of the date of this Registration Statement, Aquasol Technologies Inc. is no longer an active company.

D.    PROPERTIES, PLANTS AND EQUIPMENT


Aquasol does not own any real property or buildings. Aquasol owns machinery related to the research and development of its patented wastewater recycling technology, furniture, fixtures, and computer equipment. Disclosure of the value of these items are disclosed in the audited financial statements which form part of this Registration Statement. The equipment is located in storage in Richmond, British Columbia, Canada.


ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    RESULTS OF OPERATIONS

The discussion and analysis in this section compares the operating results of the years ended March 31, 2005, 2004 and 2003 should be read in conjunction with the audited Consolidated Financial Statements and the related notes thereto provided under Item 17, Financial Statements. And in conjunction with the quarterly unaudited financial statements for the period ended June 30, 2005 which were reviewed by the auditor.

At the present time the Company's expenditures consist of general and administrative costs, and research and development expenditures. The Company presently has no production from its interest in exploitation of our proprietary technology and has no significant revenue items.

We are involved in development of technologies to recycle wastewater into re-usable water. To date, we have no revenue from operations. Expenditures related to development of our technologies and corporate overhead generated items are expensed. Development and overhead expenditures fluctuate depending on the stage of our various development projects and on the amount of available working capital. We are not restricted in our ability to transfer funds to our subsidiaries.

The Company did not engage, does not currently engage, nor does it expect to engage, in any hedging transactions to protect against fluctuations between Canadian and U.S. currencies. The Company's expenses are denominated in both Canadian and U.S. currencies. The following discussion of the operating results and financial position should be read in conjunction with the consolidated financial statements (and related notes).


The consulting fees that appear in our financial statements entail the consulting fees we have paid to professionals for technical reports. In the case of Dr. Yenyou Zheng, consulting fees of $3,000 per month are paid for his services as President of Aquasol to oversee the day to day operations of the Company. All reasonable expenses for travel and promotion of the Company are also paid under the consulting agreement with Dr. Zheng.

During the year ended March 31, 2005, the company incurred a loss of $100,731 consisting of professional fees of $25,781, consulting of $16,617, travel and promotion of $18,704, salaries and benefits of $9,033, rent and utilities of $10,689, moving and storage expense of $7,790, depreciation of $9,992, other of $4,368, and non operating income of $3,067 and other comprehensive loss of $824.

During the year ended March 31, 2004, the company incurred a loss of $73,985 consisting of travel and promotion of $19,945, depreciation of $10,448, salaries and benefits of $13,663, moving and storage expense of $6,013, consulting of $5,781, professional fees of $4,648, rent and utilities of $7,024, other of $8,042, and non operating income of $2,279 and other comprehensive loss of $861.

During the year ended March 31, 2003, the company gained a net income of $257,570. The net income was mainly due to non operating income from the research and development cost refund of $449,953 from Canadian government. The company spent $192,383 on general and administration expenses during the year ended March 31, 2003 consisting of consulting of $87,310, professional fees of $30,164, rent and utilities of $28,598, depreciation of $11,192, salaries and benefits of $10,136, travel and promotion of $7,333, management fees of $4,129, moving and storage expense of $4,247, and other of $9,274.


Options to Purchase Securities from Registrant or Subsidiaries

Outstanding Options


The Company has implemented a Stock Option Plan dated April 2, 2005, for the issuance of up to 207,400 common shares to directors, officers, employees and consultants. The Stock Option Plan is subject to Shareholder approval which will be asked for at the Company's 2005 Annual General Meeting of Shareholders. As at November 14, 2005 the Company has granted a total of up to 200,000 common shares. All stock options granted under the Company's Stock option plan have a vesting schedule attached.

The stock options are exercisable in increments of one-third per year for each year, up to and inclusive of the third anniversary of the effective date that being the date of grant. The following table sets forth, as of November 14, 2005 granted and outstanding incentive stock options which have been granted to directors, officers, employees and consultants.


---------------------------------------------------------------------------------------------------------------
 Date of Grant      Name of Optionee           Number of           Number of        Exercise     Expiry Date
                                             Stock Options       Stock Options      Price ($)
                                                Granted           Outstanding

---------------------------------------------------------------------------------------------------------------
April 2, 2005    Yenyou (Jeff) Zheng            60,000               60,000           0.10       April 2, 2010
---------------------------------------------------------------------------------------------------------------
April 2, 2005    Ken Cai                        60,000               60,000           0.10       April 2, 2010
---------------------------------------------------------------------------------------------------------------
April 2, 2005    Troy Vassos                    60,000               60,000           0.10       April 2, 2010
---------------------------------------------------------------------------------------------------------------
April 2, 2005    Brigitte M. McArthur           20,000               20,000           0.10       April 2, 2010
---------------------------------------------------------------------------------------------------------------
                                                                    200,000
---------------------------------------------------------------------------------------------------------------

B.    LIQUIDITY AND CAPITAL RESOURCES

Our primary source of funds since incorporation has been from the sale of our Common Shares through private placements and the receipt of funds from the Industrial Research Assistance Program ("IRAP") granted by the Government of the Province of British Columbia, Canada. We have no revenue from the exploitation of our products to date and do not anticipate product revenues in the foreseeable future. We believe that we have adequate working capital to proceed with the Company's planned development programs. We have no loan agreements or other current financing plans to raise additional capital. However, the Board of Directors may seek to increase the development budget through private placements if we reach an agreement with a Chinese manufacture and ready to build up a demonstration project and to promote the Chinese market. The Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of the Company's exploration programs or the future acquisition of projects.

On August 30, 2002 the Company entered into a loan agreement with Cleanwater Technologies Inc. ("Cleanwater"), a Nevada Corporation, the Company lent $20,000 to Cleanwater, $5,000 on May 3, 2002 and $15,000 on September 3, 2002 for a period of 120 calendar days. The loan has not been repaid, and therefore interest will accrue at a rate of 4.5% per annum or the prime rate set by HSBC banking corporation; whichever is the higher rate, until the loan is fully repaid, or the amount is otherwise realized. In consideration, and as collateral for this loan agreement, Cleanwater agrees to grant to Aquasol first charge over its assets until the loan is paid in full, which assets include furniture and fixtures, office equipment, and intangible property such as the assigned technology as is, for the manufacture and distribution of P30 wastewater treatment polymer and EF&P Solutions world wide, contracts and securities.


As at March 31, 2005 and to the date of this report, no principal payment has been received. As confirmed with the principal of Cleanwater, that entity is seeking financing and projects. Management of the Company has recorded an unamortized discount on this loan of $824 for year ended March 31, 2005 ($861 for year ended March 31, 2004).

For the period ended June 30, 2005, the Company has received $0 from private placements, $0 from the exercise of warrants and $0 from the exercise of stock options. During the period ended September 30, 2005, the company used $32,438 of our cash resources for operating activities and $170 for investing activities. These activities were funded by initial cash balances on hand at the beginning of the period.

During fiscal 2005 the Company has received $45,000 from private placements, $0 from the exercise of warrants and $0 from the exercise of stock options. The private placements consist of the issuance of common shares at $0.03 per common share. During the year ended March 31 2005, we used $31,820 of our cash resources for operating activities and received net cash inflows of $45,000 in financing activities and $920 in investing activities. During the year ended March 31 2004, we used $36,136 of our cash resources for operating activities and $0 in investing activities and financing activities. During the year ended March 31, 2003, we used $5,032 in financing activities and received net cash inflows of $263,575 from operating activities and $279 from investing activities. During the fiscal year 2003, the Company received $0 from private placements $0 from the exercise of warrants and $0 from the exercise of incentive stock options.


C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We currently the following Patents and Pending Patents:

      1.    Patent Number US #6,582,596 B2:    Granted:           June 24, 2003
                                               Country:           United States of America
      2.    Patent Number #138316:             Granted:           July 1, 2001
                                               Country:           Taiwan
      3.    Patent Pending:                    Application #:     2,292,244
                                               Application Date:  December 14, 1999
                                               Country:           Canada
      4.    Pending Patent:                    Application #:     001030779
                                               Application Date:  February 28, 2000
                                               Country:           The People's Republic of China.

Please refer to Exhibits 3.1, 3.2, 3.3 and 3.4.

D.    TREND INFORMATION

Increasing Urbanization and Strict Water Regulations
Boost Opportunities for Water Treatment Equipment


Water is slowly turning into a scarce commodity, and the growing demand for it is drawing the attention of the financial community. Large conglomerates are buying out smaller water companies, and an ever-increasing number of investors are turning their attention to this sector. As the trend toward urbanization continues, the U.S. Environmental Protection Agency (EPA) continues to enforce stringent water quality regulations through the Clean Water Act (CWA) and the Safe Drinking Water Act (SDWA). Further, a booming population and an aging water infrastructure provide for growth opportunities for water treatment, new technologies and equipment vendors.

Aquasol intends to take advantage of the trend toward urbanization and the enforcement of stringent water quality regulations and the demand for water treatment technologies. The current trends provide an atmosphere for Aquasol to present its proven, patented technologies for use in the manufacture of its Bio Trap System on a large scale for commercialization in Asia and North America. The current trends toward growth opportunities in the treatment of wastewater create an environment for Aquasol to exploit the commercial market for its Bio Trap system. It is anticipated that all current trends will have a positive impact on the future financial viability of the Company.

Replacement and Upgrade of Water Infrastructure May Draw Investments

A recent report on the U.S. drinking water infrastructure, published by the American Society of Civil Engineers, rates the aging U.S. water infrastructure as a D, signifying its poor state. In order to ensure compliance with safety standards dictated by the SDWA, the EPA estimates investments of around $150 billion will be necessary over the next 20 years to upgrade and replace the water infrastructure.

A Healthy Municipal Water Equipment Market Will
Boost Overall Revenues for Manufacturers

The increase in public awareness on drinking water quality standards, and the current state of water municipalities in the United States, has led federal agencies to undertake corrective measures at a fast pace. Amid predictions that water will be to the 21st century what oil was to the 20th century, the water market is drawing substantial investments.

The transmission and distribution category is drawing the bulk of the investments on account of the ongoing upgrade of municipal water treatment and distribution plants. With the need to develop efficient technologies to tackle new-found contaminants, the market promises good growth for water equipment companies. Though pumps and pipes companies may to grow at a lower rate, backed by increased sales in the advanced meter reading equipment, water meter companies are poised to show high growth rates.

E.    OFF BALANCE SHEET ARRANGEMENTS

We have no off balance sheet arrangements.

F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

We do not have any contractual obligations.

G.    SAFE HARBOR


Not applicable.


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following table sets forth the names and addresses of each of our directors and officers, their principal occupations and their respective date of commencement of their term. All directors and officers hold office until the next annual general meeting of our shareholders or until successor can be appointed.

--------------------------------------------------------------------------------------------------------------------
           NAME AND                              PRINCIPAL                       DIRECTOR OR           NUMBER
       PRESENT POSITION                   OCCUPATION AND POSITIONS                OFFICER               OF
       WITH THE COMPANY                    DURING LAST FIVE YEARS                  SINCE           COMMON SHARES
                                                                                                    HELD (2) (3)
--------------------------------------------------------------------------------------------------------------------
Ken Z. Cai (1)                   President  & CEO of Minco  Mining and Metals      March 2,           344,609 (4)
Chairman, Chief Executive        Corp.   from   February   1996  to  present;       2000
Officer and Director             Chairman & CEO of  Tranzcom  China  Security
                                 Networks Inc. from December 2001 to present;
                                 Director, Dragon Pharmaceuticals Inc. from July
                                 1998 to present; President & Director,
                                 Goldstrike Inc. from June 2003 to present.

--------------------------------------------------------------------------------------------------------------------
Yenyou (Jeff) Zheng              President  &  Director  of  Bralorne  Mining      November 9,        259,134 (5)
President, Chief Financial       Corp from June 2004 to present;  Directors &        2001
Officer and Director             CFO of  Goldstrike  Inc.  from  June 2003 to
                                 present; Director of Cantronic Systems Inc.
                                 from February 2005to present.
--------------------------------------------------------------------------------------------------------------------

Dr.Troy Vassos (1)               President,   shareholder   and  director  of      November 30,       60,000 (6)
Director                         NovaTec  Envirocorp  Inc. a private  British        2004
                                 Columbia Company from 1992 to present,
                                 President, director and employee of NovaTec
                                 Consultants Inc., from 1992 to present,
                                 President of the Centre for Sustainable
                                 Communities Canada from 2003 to present.
--------------------------------------------------------------------------------------------------------------------
Brigitte M. McArthur             Corporate   Secretary   of  Minco  Mining  &      April 1,           20,000 (7)
Corporate Secretary              Metals   Corporation   from  April  2005  to        2005
                                 present; Corp. Secretary of Tranzcom China
                                 Security Networks Inc. from April 2005 to
                                 present; Corp. Secretary of Minco Silver
                                 Corporation from April 2005 to present;
                                 Corp. Secretary of Crosshair Exploration &
                                 Mining Corporation from May 2004 to February
                                 2005; Corp. Secretary of Target Exploration
                                 & Mining Corp. from May 2004 to February 2005;
                                 Corp. Secretary Cabo Mining from 2000 to 2004;
                                 Director, Corp. Secretary & Treasurer of
                                 Essendon Solutions Inc. from July 2000 to
                                 September 2003.
--------------------------------------------------------------------------------------------------------------------

Notes:

(1)   Current member of the Audit Committee of the Company.
(2) Common shares and options beneficially owned, directly and indirectly, or over which control or direction is exercised, at the date hereof, based upon the information furnished to the Company by individual directors and officers. Unless otherwise indicated, such shares are held directly. These figures do not include shares that may be acquired on the exercise of any share purchase warrants or stock options held by the respective directors or officers.
(3) The directors, nominees, officers and other members of management of the Company, as a group beneficially own, directly or indirectly, 683,743 common shares of the Company, representing 33.22% of the total issued and outstanding common shares of the Company. Of the 683,743 a total of 200,000 are pursuant to stock options granted but not exercised.

(4) Includes 60,000 common shares subject to stock options expiring April 2, 2010.
(5) Includes 60,000 common shares subject to stock options expiring April 2, 2010.
(6) Includes 60,000 common shares subject to stock options expiring April 2, 2010.
(7) Includes 20,000 common shares subject to stock options expiring April 2, 2010.

Positions held by the Company's directors and officers presently other than with the Company:

------------------------------------------------------------------------------------------------------------
     Name of Director or Officer                                     Positions Held

------------------------------------------------------------------------------------------------------------
Ken Cai                                President, CEO & Director of Minco Mining & Metals
Chairman & Director                    President & Director of Goldstrike Inc.,  an SEC reporting issuer
                                       Director of Dragon Pharmaceutical Inc., an SEC reporting issuer
                                       President & Director of Pacific Canada Resources Inc.
                                       Chairman, CEO & Director of Tranzcom China Security Networks Inc.
                                       CEO & Director of Minco Silver Corporation
------------------------------------------------------------------------------------------------------------
Yenyou (Jeff) Zheng                    Director & CEO of Goldstrike Inc, an SEC reporting issuer.
President, Chief Financial             Director of Cantronic Systems Inc.
Officer & Director                     President & Director of Bralorne Mining Co. an SEC reporting issuer
------------------------------------------------------------------------------------------------------------
Troy Vassos                            President & Director of NovaTec Consultants Inc.
Director                               President of the Centre for Sustainable Communities Canada
------------------------------------------------------------------------------------------------------------

Brigitte M. McArthur                   Corporate Secretary, Minco Mining & Metals Corporation
Corporate Secretary                    Corporate Secretary of Tranzcom China Security Networks Inc.
                                       Corporate Secretary of Minco Silver Corporation
------------------------------------------------------------------------------------------------------------

The business background and principal occupations of the Company's officers and directors for the preceding five years are as follows:

Dr. Ken Z. Cai, President
President, Chief Executive Officer and Director

Dr. Cai has served as Chairman and director of the Company since March, 2000. Dr. Cai devotes approximately 10% of his time to the Company's business. Dr. Cai holds a Ph.D. in mineral economics from Queen's University in Kingston, Ontario, Canada. Dr. Cai, a Chinese national now living in Canada, has 20 years of experience in mineral exploration, project evaluation, corporate financing and company management. Dr. Cai has been responsible for negotiating the property agreements in China through his contacts in the Chinese mining communities. This has allowed the Company to access data on a large number of projects throughout China. Dr. Cai has served as a director of several publicly-traded and private Canadian and Chinese companies. In addition, Dr. Cai is a director of Dragon Pharmaceutical Inc., a company whose shares of common stock are registered under the Securities Exchange Act of 1934.

Jeff Yenyou Zheng, Ph.D.
President, CFO and Director


Dr. Zheng has served as a director of the Company since March, 2000 and as President of the Company since 2003, and has been responsible for its corporate management and market development of the proprietary water and wastewater treatment technologies.

Dr. Zheng received his doctorate degree in physics from Flinders University of South Australia in 1990. From 1991 to 2002, he worked as a senior research associate at the University of British Columbia in Vancouver. Dr. Zheng has also served as an adjunct professor at Tsinghua University in Beijing, China.

Dr. Zheng is a director of Cantronic Systems Inc., a hi-tech company listed on the TSX-Venture ("CTS"), a director and CFO of Goldstrike Inc., listed on OTCBB ("GTSK"), and a director and president of Bralorne Mining Corp., a reporting issuer in the United States. Dr. Zheng is involved with public listing, management and financing of these companies.

Dr. Zheng provides his services to Aquasol on a full time basis. Dr. Zheng provides his services to Goldstrike as a Director and to Bralorne Mining as President and Director on an as needed basis in his own spare time.


Dr. Troy Vassos
Director


Dr. Vassos has served as a director of the Company since November, 2004. Dr. Vassos founded NovaTec Consultants Inc. (NCI) in 1984 and has served NCI as an employee and director since that time and as President since 1992. Dr. Vassos is also a director and shareholder of NovaTec Envirocorp Inc, (NEI), the parent company of NCI; President from 1992 to present. He is also the president and director of tow holding companies ( Envirologic Technologies Inc., and Enviro Innovations Inc.) and is the President of the technology and service companies. Dr. Vassos holds a bachelor or Applied Schience degree in Civil Engineering from the University of British Columbia (1979) and a Masters of Engineering (1983) and Doctorate (1986) in Environmental Engineering from the same institution. Dr. Vassos is a Member of the Environmental Egineering Application Review Committee, Board of Examiners of Environmental Engineers and Geoscientists of Manitoba in addition to being an active member at the committee level in numerous technical organizations including the British Columbia Water and Wastewater Association:
Canadian Association on Water Quality (CAWQ); Canadian Council of Professional Engineers (CCPE) Enviromental Committee' International Water Association' inter-American Association for Environmental Qualty (AIDIS-Canada); National Onsite Wastewater Recycling Association (NOWRA); Water Environment Federation' and has served as an advisor to the United Nations Environmental Program - International Environtmental Technology Centre - in Osaka Japan. Mr. Vassos devotes approximately 10% of his time to the Company's business.


Brigitte M. McArthur
Corporate Secretary

Ms. McArthur has been the Company's corporate secretary since April, 2005. Ms. McArthur devotes approximately 10% of her time to the Company's business. Ms. McArthur is a self-employed consultant since 1999 providing administration and regulatory compliance services to public companies and private companies. Ms. McArthur has 16 years experience working with publicly trading companies. She has served in several capacities such as corporate secretary, director and treasurer of several publicly trading companies since 2000.

Management and Employees

At the Annual General and Special Meeting of Shareholders held on September 21, 2004, Ken Cai and Yenyou (Jeff) Zheng, were appointed as directors of the Company. Mr. Zheng was elected to the office of President at that time. Yenyou(Jeff) Zheng provides his services as President to the Company on a full time basis. The Company has no other full time employees, at the moment, but has part time corporate secretary and accountant, and hires consultants on an as needed basis.

Investor Relations

We have no investor relations agreements in place.

B.    COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate direct or indirect remuneration paid to the directors and officers of the Company, as a group during the fiscal year ended March 31, 2005, for service to the Company in all capacities, was $26,663. Certain information about payments to the Company's executive officers is set out in the following table:


                           SUMMARY COMPENSATION TABLE

-----------------------------------------------------------------------------------------------------------------------------
                       Annual Compensation                               Long Term Compensation

-----------------------------------------------------------------------------------------------------------------------------
Name and                 Fiscal Year     Salary     Bonus    Other       Common       Restricted      LTIP      All Other
Principal Position           End          ($)        ($)     Ann.        Shares       Shares or      Payouts     Compen-
                                                             Comp         Under       Restricted       ($)        sation
                                                             ($)         Options     Share Units                   ($)
                                                                          /SARs          ($)
                                                                         Granted
                                                                           (#)
-------------------------------------------------------------------------------------------------------------------------
Ken Cai, Chairman, &    Mar. 31/05     Nil         Nil       Nil          Nil            N/A           N/A         N/A
Director (1)            Mar. 31/04     Nil         Nil       Nil          Nil            N/A           N/A         N/A
                        Mar. 31/03     Nil         Nil       Nil          Nil            N/A           N/A         N/A
-----------------------------------------------------------------------------------------------------------------------------
Yenyou (Jeff) Zheng     Mar. 31/05     Nil         Nil       26,663 (3)   Nil            N/A           N/A         N/A
President, CFO,         Mar. 31/04     Nil         Nil       20,376 (3)   Nil            N/A           N/A         N/A
& Director,             Mar. 31/03     Nil         Nil       7,542 (3)    Nil            N/A           N/A         N/A
-----------------------------------------------------------------------------------------------------------------------------
Troy Vassos             Mar. 31/05     Nil         Nil       Nil          Nil            N/A           N/A         N/A
Director (1) (2)        Mar. 31/04     Nil         Nil       Nil          Nil            N/A           N/A         N/A
                        Mar. 31/03     Nil         Nil       Nil          Nil            N/A           N/A         N/A
-----------------------------------------------------------------------------------------------------------------------------
Brigitte M. McArthur    Mar. 31/05     Nil         Nil       Nil          Nil            N/A           N/A         N/A
Corporate Secretary     Mar. 31/04     Nil         Nil       Nil          Nil            N/A           N/A         N/A
(4)                     Mar. 31/03     Nil         Nil       Nil          Nil            N/A           N/A         N/A
-----------------------------------------------------------------------------------------------------------------------------
Danny Sgun              Mar. 31/05     Nil         Nil       Nil          Nil            N/A           N/A         N/A
Former Director (5)     Mar. 31/04     Nil         Nil       Nil          Nil            N/A           N/A         N/A
                        Mar. 31/03     Nil         Nil       Nil          Nil            N/A           N/A         N/A
-----------------------------------------------------------------------------------------------------------------------------
Joe Tai                 Mar. 31/05     Nil         Nil       Nil          Nil            N/A           N/A         N/A
Former Director (6)     Mar. 31/04     Nil         Nil       Nil          Nil            N/A           N/A         N/A
                        Mar. 31/03     Nil         Nil       Nil          Nil            N/A           N/A         N/A
-----------------------------------------------------------------------------------------------------------------------------
Karyn Bachert           Mar. 31/05     Nil         Nil       Nil          Nil            N/A           N/A         N/A
Former Corporate        Mar. 31/04     Nil         Nil       Nil          Nil            N/A           N/A         N/A
Secretary (7)           Mar. 31/03     Nil         Nil       Nil          Nil            N/A           N/A         N/A
-----------------------------------------------------------------------------------------------------------------------------
Mar Bergstrom           Mar. 31/05     Nil         Nil       Nil          Nil            N/A           N/A         N/A
Former Corporate        Mar. 31/04     Nil         Nil       Nil          Nil            N/A           N/A         N/A
Secretary (8)           Mar. 31/03     Nil         Nil       Nil          Nil            N/A           N/A         N/A
-----------------------------------------------------------------------------------------------------------------------------

Notes:


(1)   Current Member of the Audit Committee of the Company.
(2)   Troy Vassos was elected a Director of the Company on November 15, 2004
(3) Yenyou (Jeff) Zheng received a total of $26,663 during the year ended March 31, 2005 of which a total of $9,836 was received for consulting fees and a total of $16,827 in expenses. Of the $20,376 during the year ended March 31, 2004, all were for reimbursement of expenses for travel and promotion. During the year ended March 31, 2003 a total of $4,129 was paid to Mr. Zheng with respect to consulting fees and $3,413 was for reimbursement of expenses.
(4) Brigitte M. McArthur was appointed Corporate Secretary of the Company on April 1, 2005.

(5)   Danny Sgun was a Director of the Company from November 2001 to March 2003.
(6)   Joe Tai was a Director of the Company from November 2001 to December 2002.
(7) Karyn Bachert was the Corporate Secretary of the Company from October 2001 to March 2003.
(8) Mar Bergstrom was the Corporate Secretary of the Company from March 2003 to April 1, 2004.


No other executive officer received direct or indirect compensation from any source for services provided to the Company during the most recently completed financial year. During fiscal 2005, Jeff Zheng participated in a private placement whereby he purchased 190,000 common shares at a price of $.03 USD per share. During the fiscal year 2005 Ken Cai participated in a private placement whereby Zhibin Cai, his father, purchased 150,000 common shares at a price of $0.03 USD per share.


Outstanding Employee and Director Stock Options as at date of filing of this Registration Statement


There were no incentive stock options issued during the year ended March 31, 2005. The following table sets forth, as of November 14, 2005 granted and outstanding incentive stock options which have been granted to directors, officers, employees and consultants. The Stock Option Plan is subject to Shareholder approval which will be asked for at the Company's 2005 Annual General Meeting of Shareholders.


--------------------------------------------------------------------------------------------------------------------
 Date of Grant      Name of Optionee           Number of              Number of          Exercise     Expiry Date
                                             Stock Options          Stock Options        Price ($)
                                                Granted              Outstanding

--------------------------------------------------------------------------------------------------------------------
April 2, 2005    Yenyou (Jeff) Zheng            60,000                  60,000             0.10       April 2, 2010
--------------------------------------------------------------------------------------------------------------------
April 2, 2005    Ken Cai                        60,000                  60,000             0.10       April 2, 2010
--------------------------------------------------------------------------------------------------------------------
April 2, 2005    Troy Vassos                    60,000                  60,000             0.10       April 2, 2010
--------------------------------------------------------------------------------------------------------------------
April 2, 2005    Brigitte M. McArthur           20,000                  20,000             0.10       April 2, 2010
--------------------------------------------------------------------------------------------------------------------
                                                                       200,000
--------------------------------------------------------------------------------------------------------------------

Outstanding Warrants from Previous Private Placements

There are no outstanding warrants from previous private placements.

Defined Benefit or Actuarial Plan Disclosure

We have no defined benefit or actuarial plans.

Termination of Employment, Changes in Responsibility and Employment Contracts

We do not presently have any outstanding employment contracts.

Management and Consulting Contracts Compensation of Directors


On October 1, 2004 the Company  entered into a Consulting  Agreement with Yenyou
(Jeff) Zheng, attached as Exhibit 2.4, whereby Yenyou (Jeff) Zheng will receive a total of CDN$3,000 per month for services rendered to the Company. Dr. Zheng's responsibilities are to oversee the day to day operations of the Company and to promote Aquasol's technologies and products. All reasonable expenses for travel and promotion of the Company are also paid under the consulting agreement with Dr. Zheng.

Except as described above, we have no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently. No other directors have received any manner of compensation for services provided in their capacity as directors during the most recently completed financial year with the exception of stock options granted to our directors.

Proposed Compensation


We have determined to compensate directors and officers by issuing stock options under the Company's Stock Option Plan dated April 2, 2005. As at November 14 , 2005 the Company has granted a total of up to 200,000 common shares. The Stock Option Plan is subject to Shareholder approval which will be asked for at the Company's 2005 Annual General Meeting of Shareholders.

C.    BOARD PRACTICES


The Company has in place board practices which it has adopted. Below is a description with comparables to the Corporate Governance Standards of the New York Stock Exchange ("NYSE").



                                                               Aquasol EnviroTech Ltd.'s
           NYSE Corporate Governance Standards               Corporate Governance Practice
           -----------------------------------               -----------------------------

Nomination/Corporate Governance Committee

Listed companies must have a nomination/corporate          We only have three directors, one of which is an
governance committee composed entirely of                  outside director, we do not have a corporate
independent directors.                                     governance committee. The members of the audit
                                                           committee are Ken Cai and Dr. Troy Vassos. Mr. Cai
                                                           and Dr. Vassos examine all internal controls of the
                                                           accounting practices of the company and refine them
                                                           or amend them to comply with public company
                                                           disclosure regulations as necessary. Mr. Cai and Dr.
                                                           Vassos oversee the corporate accountants in the
                                                           preparation stages of audit in order to ensure all
                                                           controls are followed stringently and all disclosure
                                                           requirements are met. Mr. Cai has extensive
                                                           experience as a principal of public companies to
                                                           provide valuable input as a member of the audit
                                                           committee. Dr. Vassos serves as an independent
                                                           director to provide advice that is separate and
                                                           apart from the day to day operations of the company.

Compensation Committee

Listed companies must have a compensation committee        We have not established a remuneration committee.
composed entirely of independent directors.

Executive Session

Listed companies must hold meetings solely                 We do not normally hold executive sessions solely
attended by non-management directors to more               attended by non-management directors as that is not
effectively check and balance management directors.        required under Cayman or Canadian law, but we may
                                                           elect to do so at the discretion of the directors.

Audit Committee

Listed companies must have an audit committee that         We have not established an Audit Committee composed
satisfies the requirements of Rule 10A-3 under             of three outside directors who meet the applicable
the Exchange Act.                                          independence criteria set forth under Rule 10A-3 of
                                                           the Exchange Act.

Audit Committee Additional Requirements

Listed companies must have an audit committee that         Our audit committee is comprised of two directors.
is composed of at least three directors.

Shareholder Approval of Equity Compensation Plan

Listed companies must allow its shareholders to            We have currently granted 200,000 option shares
exercise their voting rights with respect to               which represents less than 10% of the issued capital
any material revision to the Company's equity              to directors and officers of the company.
compensation plan.                                         All material matters related to the granting of
                                                           stock options are provided in our articles of
                                                           incorporation, and any amendments to the articles of
                                                           incorporation are subject to shareholders' approval.
                                                           Matters related to the ESOP are not subject to
                                                           shareholders' approval under Cayman and Canadian
                                                           law.

Corporate Governance Guidelines                            We do not maintain formal corporate governance
                                                           guidelines. Our Directors and officers are
                                                           responsible for overseeing our policies, practices
Listed companies must adopt and disclose corporate         and procedures in the area of corporate governance.
governance guidelines.

Code of Business Conduct and Ethics

Listed companies must adopt and disclose a code            We have adopted a formal Code of Ethics for all
of business conduct and ethics for directors,              directors, officers and employees.
officers and employees, and promptly disclose any
waivers of the code for directors or
executive officers.


ITEM 7. MAJOR SHAREHOLDERS


Zhiquan Cai, brother of Ken Cai owns 137,941 common shares representing 6.65% of the issued shares. Dr. Yenyou Zheng owns 199,134 common shares respresenting 9.6% of the issued shares. Affaires Financiers SA owns 217,000 common shares representing 10.4% of the issued shares. Thomas Wayne Spilsbury owns 150,000 common shares representing 7.2% of the issued shares. Hans Wick owns 250,000 common shares representing 12.05% of the issued shares. Zhibin Cai, the father of Ken Cai, owns 150,000 common shares representing 7.2% of the issued shares. Chuan Mei Deng owns 150,000 common shares representing 7.2% of the issued shares. Tianying Zheng, cousing of Jeff Zheng, owns 200,000 common shares representing 9,6% of the issued shares. Ken Cai and his family, and Jeff Zheng own directly and indirectly a total of 29.34% of the issued common shares. Mr. Cai and his family and Mr. Zheng's subscription to private placements are attributable to their percentage share ownership of the common shares of the Company. There have been no significant changes in ownership during the past three years.

The major shareholders do not have different voting rights. In certain shareholder voting instances, the major shareholders have to abstain from voting on certain matters to which they are not impartial, such as the granting of stock options, purchase of corporate assets, takeover bids or any other shareholder action to which they are not impartial. In these instances, the "majority of the minority" rule will apply - the number of votes by the minority votes in favor or against any action will apply.


None of our shareholders currently reside in the United States.

B.    RELATED PARTY TRANSACTIONS

Please see Item 6 B. for a summary of private placements in which certain of the Company's officers and directors were involved.


----------------------------------------------------------------------------------------------------------------------
    Name and Address of                 Original       Consolidated      Purchase     Date of Purchase        Total
         Purchaser                      Number of         Balance          Price                              Common
                                         Common             of           Per Share                            Shares
                                         Shares           Common
                                        Purchased         Shares
----------------------------------------------------------------------------------------------------------------------
Zhiquan Cai                            2,758,820         137,941       $0.0001       March 2, 2000          137,941
1-301 Building 16 Yihai Garden,
Beijing,
Peoples Republic of China ,
Brother of Ken Cai
----------------------------------------------------------------------------------------------------------------------
Huazhong Mao                              487               24         $0.0001       March 26, 2000            24
#105 - 7230 Adera Street
Vancouver, B.C., V6P 5C4,
Canada, former director
of the Company
----------------------------------------------------------------------------------------------------------------------
Greendew Bioengineering Corp.           666,666           33,333       $0.0001       March 26, 2000          33,333
#105 - 7230 Adera Street,
Vancouver, B.C.,
V6P 5C4, Canada, owned by
Huazhong Mao, former
director of the Company
----------------------------------------------------------------------------------------------------------------------
Yenyou (Jeff) Zheng                     182,677           9,134        $0.0001       March 26, 2000          9,134
#708 - 711 Brighton Street,             190,000                        $0.03         March 18, 2005         190,000
Vancouver, B.C.,                                                                                            -------
V6C 1Z8, Canada                                                                                             199,134
----------------------------------------------------------------------------------------------------------------------
Keystone Environtech  Inc.             1,858,864          92,943       $0.0001       March 2, 2000           92,943
1980 - 1055 West Hastings Street,
Vancouver, B.C., V6E 2E9, Canada,
a company partially owned and
controlled by Zhiquan Cai,
brother of Ken Cai,
Wei Ma and Bing Zhang
----------------------------------------------------------------------------------------------------------------------
Golden Dragon Capital Inc.              499,900           24,995       $0.0001       March 26, 2001          24,995
East Asia Chambers, P.O. Box 901
Road Town, Tortola,
British Virgin Islands
a company owned by Zhiquan Cai,
brother of Ken Cai
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
   Name and Address of                 Original        Consolidated      Purchase     Date of Purchase        Total
       Purchaser                       Number of         Balance          Price                              Common
                                         Common             of          Per Share                            Shares
                                         Shares           Common
                                       Purchased          Shares

----------------------------------------------------------------------------------------------------------------------
Zhibin Cai                              150,000                           $0.03         March 18, 2005         150,000
18 Main Street Luotian Hubei,
Peoples Republic of China
father of Ken Cai
----------------------------------------------------------------------------------------------------------------------
Tianying Zheng                          200,000                           $0.03         March 18, 2005        200,000
88  8th Street Xiaohe, Weiyuan
Sichuan Province, Peoples
Republic of China cousing of
Dr. Yenyou Zheng
----------------------------------------------------------------------------------------------------------------------



On October 1, 2004 the Company entered into a Cost Sharing Agreement with Minco Mining & Metals Corporation attached hereto as Exhibit 2.5. Mr. Ken Cai is the President, CEO and a Director of Minco Mining & Metals Corporation. The cost sharing is based on a percentage for expenses such as rent, corporate secretarial and communication expenses. The company paid the sharing cost $26,378, 29,885 and 15,993 for year of 2005, 2004 and 2003 respectviely. The expenses paid are comparable to that which would have been paid for services rendered by unaffiliated parties. On October 1, 2004 the Company entered into a Consulting Agreement with Yenyou (Jeff) Zheng, attached as Exhibit 2.4, whereby Yenyou (Jeff) Zheng will receive a total of CDN$3,000 per month for services rendered to the Company.


ITEM 8 FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 17

There are currently no legal or arbitration proceedings against the Company which may have a significant effect on the Company's financial position or profitability.

We are currently involved in litigation with Huazhong Mao, the original inventor of our patented processes. We have commenced an action against Mr. Mao for failure to deliver the information and particulars with respect to the patented processes in an acceptable and workable manner. We have not indication whether or not our action against Mr. Mao will be successful or whether or not the outcome of the action will have a material impact on the operations and financial outcome of the Company. The Statement of Claim is attached hereto as
Exhibit 2.7.

The Company does not pay dividends on the issued common shares and does not intend to pay dividends on the listed common shares in the foreseeable future. The Company does not have any preference shares issued and as such pays no dividends on any preferred shares.

B.    SIGNIFICANT CHANGES

Other than the issuance of common shares by way of private placement there have been no significant changes since the date of the Financial Statements

ITEM 9. THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS

The following securities were offered to the following holders on the dates and at the prices listed below.


------------------------------------------------------------------------------------------------------------------------
   Name and Address of                 Original        Consolidated      Purchase     Date of Purchase       Total
        Purchaser                      Number of         Balance          Price                              Common
                                         Common             of          Per Share                            Shares
                                         Shares           Common
                                       Purchased          Shares
------------------------------------------------------------------------------------------------------------------------
Zhiquan Cai                            2,758,820         137,941       $0.0001       March 2, 2000          137,941
1-301 Building 16 Yihai Garden,
Beijing,
Peoples Republic of China (1)
------------------------------------------------------------------------------------------------------------------------
Tenfei Corporation                     2,003,087         100,154       $0.0001       March 2, 2000          100,154
18 Xinfu Road, Lingyunggang
City, Jiangsu,
Peoples Republic of China (2)
------------------------------------------------------------------------------------------------------------------------
Bing Zhang                              454,771           22,739       $0.0001       March 2, 2000           22,739
112 Houshan, Heshijiao Dalian,           10,000            539         $0.0001       March 30, 2000           539
Peoples Republic of China                                                                                     ---
                                                                                                             23,278
------------------------------------------------------------------------------------------------------------------------
Huazhong Mao                              487               24         $0.0001       March 26, 2000            24
#105 - 7230 Adera Street
Vancouver, B.C.,
V6P 5C4, Canada
------------------------------------------------------------------------------------------------------------------------
Greendew Bioengineering Corp.           666,666           33,333       $0.0001       March 26, 2000          33,333
#105 - 7230 Adera Street,
Vancouver, B.C.,
V6P 5C4, Canada (3)
------------------------------------------------------------------------------------------------------------------------
Yenyou (Jeff) Zheng                     182,677           9,134        $0.0001       March 26, 2000          9,134
#708 - 711 Brighton Street,             190,000                        $0.03         March 18, 2005         190,000
Vancouver, B.C.,                                                                                            -------
V6C 1Z8, Canada (4)                                                                                         199,134

------------------------------------------------------------------------------------------------------------------------
Jo Rodrigues                               20               1          $0.0001       March 26, 2000            1
17307 - 107 Ave, Edmonton,
Alberta, T5S 1E5, Canada
------------------------------------------------------------------------------------------------------------------------
Arbora A.G.                             200,000           10,000       $0.050        March 26, 2000          10,000
Cartenstrasse 39
CH 8002 Switzerland (5)
------------------------------------------------------------------------------------------------------------------------
BT Holdings Ltd.                         90,000           4,500        $0.050        March 26, 2000          4,500
19D Tower 2,
University Weights, 23 Pokefield
Road, Hong Kong (6)
------------------------------------------------------------------------------------------------------------------------
Bunnaton Ltd.                           100,000           5,000        $0.050        March 26, 2000          5,000
Rooms 2002-2009 Edimburgh Tower,        110,000                        $0.03         March 18, 2005         110,000
The Landmark                                                                                                -------
15 Queen's Rd. Central,                                                                                     115,000
Hong Kong (7)
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
   Name and Address of                  Original        Consolidated      Purchase     Date of Purchase       Total
      Purchaser                         Number of         Balance          Price                              Common
                                         Common             of           Per Share                            Shares
                                         Shares           Common
                                       Purchased          Shares
------------------------------------------------------------------------------------------------------------------------
Chiou Ching Sun                         100,000           5,000        $0.50         March 30, 2000          5,000
19-17 Alley, 330 Lane 3F,
Yensho Street, Teipei City,
Taiwan, ROC
------------------------------------------------------------------------------------------------------------------------
Ping Zang                               200,000           10,000       $0.50         March 30, 2000          10,000
2D Park Villa, 37 Island Road
Hong Kong
------------------------------------------------------------------------------------------------------------------------
Eastern Reserve Finance                 200,000           10,000       $0.50         March 26, 2000          10,000
Ltd. 1468 West 26th Avenue,             250,000           12,500       $0.50         March 30, 2000          12,500
Vancouver, B.C.,                                                                                             ------
V6H 2B4, Canada (8)                                                                                          22,500
------------------------------------------------------------------------------------------------------------------------
First Grade Resources Ltd.              400,000           20,000       $0.50         March 30, 2000          20,000
1528 Errigal Place, West
Vancouver, B.C., V7S 3H1, Canada
------------------------------------------------------------------------------------------------------------------------
Fenying Shi                              80,000           4,000        $0.50         March 30, 2000          4,000
42th Middle School,
Zhengzhou City,
Henan Province, Peoples Republic
of China
------------------------------------------------------------------------------------------------------------------------
Yuang Chen & Chu Kuo                    160,000           8,000        $0.50         March 30, 2000          8,000
3F No 2 Alley, 1 Lane Sze Wei
Chuang Cheng Rd, Hsing Tien
City, Taiwan, ROC
------------------------------------------------------------------------------------------------------------------------
Yao Lung Yu                              80,000           4,000        $0.50         March 30, 2000          4,000
2F 61 Lane, 114 Laacy 61,
Chung Shan N. Road, Sec 7
Taipei, Taiwan, ROC
------------------------------------------------------------------------------------------------------------------------
Hong Liao                                20,000           1,000        $0.50         March 30, 2000          1,000
#102 Tie Lou Bei Street,
Kaifeng, Hanan Province, Peoples
Republic of China
------------------------------------------------------------------------------------------------------------------------
Hii Hong Sing                            75,000           3,750        $0.50         March 30, 2000          3,750
179 Chawan Road, Kuching
Sarawak, Malaysia  9330
------------------------------------------------------------------------------------------------------------------------
Marcey Spilsbury                         20,000           1,000        $0.50         March 30, 2000          1,000
Level 2 Vetnor Ave.,
West Perth, WA 6005, Australia
------------------------------------------------------------------------------------------------------------------------
Medi-Ray Group Inc.                      50,000           2,500        $0.50         March 30, 2000          2,500
9 Church Street, Hamilton HM II,
Bermuda (10)
------------------------------------------------------------------------------------------------------------------------
Xianfeng Liu                            100,000           5,000        $0.50         March 30, 2000          5,000
1 Nanhu Street, Yueyang Hunan,
Peoples Republic of China
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
   Name and Address of                 Original         Consolidated      Purchase     Date of Purchase       Total
       Purchaser                       Number of          Balance          Price                              Common
                                         Common             of           Per Share                            Shares
                                         Shares           Common
                                       Purchased          Shares
------------------------------------------------------------------------------------------------------------------------
Thomas Yii Hung Ming                     50,000           2,500        $0.50         March 30, 2000          2,500
179 Chawan Road, Kuching Sarawak ,
Malaysia  93300
------------------------------------------------------------------------------------------------------------------------
Yuemeing Wang                            50,000           2,500        $0.50         March 30, 2000          2,500
112 Houshan Heshijiao, Dalian
Peoples Republic of China
------------------------------------------------------------------------------------------------------------------------
Yuen Philip Pak Yiu                     200,000           10,000       $0.50         March 30, 2000          10,000
11.F Wing Lung Bank Building, 45
Des Voeux Road, Central Hong Kong
------------------------------------------------------------------------------------------------------------------------
You Lik Cheng                           100,000           5,000        $0.50         March 30, 2000          5,000
No. 14 Jalan Lun drive, 4 Brooke
Drive, 96000 Sibu Sarawak, Malaysia
------------------------------------------------------------------------------------------------------------------------
William Meyer  (19)                      20,000           1,000        $0.050        March 26, 2000          1,000
Suite 205, 2493 West 1st                100,000                        $0.03         March 18, 2005         100,000
Avenue, Vancouver, B.C.,                                                                                    -------
V6K 1G5, Canada                                                                                             101,000
------------------------------------------------------------------------------------------------------------------------
Patrick Chua                             60,000           3,000        $0.50         March 30, 2000          3,000
19th Floor 101 - 6th Ave., S.W.
Calgary, Alberta,
T2P 3P4, Canada
------------------------------------------------------------------------------------------------------------------------
Tin Sun                                  15,000            750         $0.001  (18)  March 26, 2000           750
101 Chongwenmen Wai Street,
Beijing, 100010, Peoples Republic
of China
------------------------------------------------------------------------------------------------------------------------
Harmuss IX Ltda.                         20,000           1,000        $0.50         March 30, 2000          1,000
Apartado 695-1007 Cento Colon, San
Jose, Costa Rica (11)
------------------------------------------------------------------------------------------------------------------------
Affaires Financiers SA                  200,000                        $0.03         March 18, 2005         200,000
Nuchelerstrasse 44 8001 Zurich,         340,000           17,000       $0.50         March 26, 2000          17,000
Switzerland (12)                                                                                             ------
                                                                                                            217,000
------------------------------------------------------------------------------------------------------------------------
Shaun Maskerine                          10,000            500         $0.50         March 30, 2000           500
#702 - 750 West Pender Street,
Vancouver, B.C.
V6E 2E9, Canada
------------------------------------------------------------------------------------------------------------------------
Keystone Environtech  Inc.             1,858,864          92,943       $0.0001       March 2, 2000           92,943
1980 - 1055 West Hastings Street,
Vancouver, B.C.,
V6E 2E9, Canada (13)
------------------------------------------------------------------------------------------------------------------------
Wei Ma                                  130,350           6,518        $0.001        March 30, 2000          6,518
18 Xinfu Road Lingyunggang City,
Jiangsu, Peoples Republic of China
------------------------------------------------------------------------------------------------------------------------
Fongmei Yu                               90,000           4,500        $0.50         March 30, 2000          4,500
18 Main Street, Luotian Hubei,
Peoples Republic of China
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
   Name and Address of                  Original        Consolidated     Purchase     Date of Purchase        Total
     Purchaser                          Number of         Balance         Price                              Common
                                         Common             of          Per Share                             Shares
                                         Shares           Common
                                       Purchased          Shares
------------------------------------------------------------------------------------------------------------------------
Golden Dragon Capital Inc.              499,900           24,995       $0.0001       March 26, 2001          24,995
East Asia Chambers, P.O. Box 901
Road Town, Tortola, British Virgin
Islands (14)
------------------------------------------------------------------------------------------------------------------------
Goldpac Investment Partners ltd.        150,000           7,500        $0.0001       March 26, 2000          7,500
East Asia Chamber PO Box 902 Road        25,000           12,500       $0.0001       March 30, 2000          12,500
Town, Tortola British Virgin                                                                                 ------
Islands (15)                                                                                                 20,000
------------------------------------------------------------------------------------------------------------------------
Thomas Wayn Spilsbury                   150,000                        $0.03         March 18, 2005         150,000
41 Portland Street, Nedalland, WA
Australia  6009
------------------------------------------------------------------------------------------------------------------------
Hans Wick                               250,000                        $0.03         March 18, 2005         250,000
Cartenstrasse 38 CH-8002 Zurich,
Switzerland
------------------------------------------------------------------------------------------------------------------------
Zhibin Cai                              150,000                        $0.03         March 18, 2005         150,000
18 Main Street Luotian Hubei,
Peoples Republic of China (16)
------------------------------------------------------------------------------------------------------------------------
Chuan Mei Deng                          150,000                        $0.03         March 18, 2005         150,000
Suite 1200 Kunxun Tower, 9
Zhichuan Road Ahidian, Beijing
10083, Peoples Republic of China
------------------------------------------------------------------------------------------------------------------------
Tianying Zheng                          200,000                        $0.03          March 18, 2005        200,000
88  8th Street Xiaohe, Weiyuan
Sichuan Province, Peoples Republic
of China (17)
------------------------------------------------------------------------------------------------------------------------
Yuang Chen Chu Kuo                      160,000           4,000        $0.001        March 30, 2000          4,000
3F, No. 2, Alley 1, Lane Sze Wei
Chuang Cheng Rd., Hsin Tien City,
Taiwan, ROC

------------------------------------------------------------------------------------------------------------------------
TOTAL
SHAREHOLDERS:   42                                       573,995                                         2,073,995
------------------------------------------------------------------------------------------------------------------------


Notes:


(1)   Brother of Ken Cai, Director of the Company
(2) A British Virgin Island Company controlled by Huazhong Mao, a former Director and C.T.O. of the Company.
(3) A private company owned by Huazhong Mao, former Chief Technical Officer of the Company.
(4)   Mr. Yenyou (Jeff) Zheng is the President and a Director of the Company.
(5) A private company owned by Hans Wick, an arms length individual from the Company.
(6) A private company owned by Mike Dunn an arms length individual from the Company.
(7) A private company owned by Doug Casey, an arms length individual from the Company.
(8) A private company owned by Danny Sun, an arms length individual from the Company.
(9) A private company owned b Longbin Liu, an arms length individual from the Company.
(10) A private company owned by Ted Konyi, an arms length individual from the Company.
(11) A private company owned by Eric Coffin, an arms length individual from the Company.

(12) A private company owned by Werner Wageman, an arms length individual from the Company.
(13) A private company owned by Wei Ma, Bin Zhang and Zhiquan Cai. Keystone Envirotech Inc., originally purchased 2,500,000 common shares at a price of $0.0001 per share. On July 19, 2001. Keystone transferred 130,350 common shares to Wei Ma, 10,786 common shares to Bing Zhang, 250,000 common shares to Eastern Reserve Finance Ltd., and 250,000 common shares to Goldpac Investments Partners Ltd. for a price of $0.0001 per common share. The balance of shares Keystone owns remains at 1,858,864 common shares.
(14)  A private  company owned by Chiquan Cai, broker of Ken Cai.
(15)  A private company owned by Joe Tai, former director of the Company.
(16) Zhibin Cai is the father of Ken Cai who is the Chairman and a Director of the Company.
(17) Tianying Zheng is the cousin of Yenyou (Jeff) Zheng who is the President and a Director of the Company.
(18)  Issued pursuant to a Finder's Fee.
(19) Mr. William Meyer is the Chairman and a Director of Minco Mining & Metals Corporation ("Minco"). Minco currently has a Cost Sharing Agreement dated October 1, 2004. Please refer to Exhibit 2.5.



The shares of the Company have been held by private holdings and not listed publicly on any exchange to the date of this Registration Statement. There are not historical market prices for the shares as they have never been publicly listed or publicly traded. There is currently no market for the securities. The shares have been sold to the shareholders at prices of $0.50 per share and $0.03 per share. We will receive no proceeds from the sale of the shares under this Registration Statement. There will be no dilution as a result of the shares being offered under this Registration Statement.


All securities were offered to close family, close friends and business associates of the directors of the Company instance. No securities were reserved for allocation to any group other than the securities offered to the insiders and founders of the Company. No underwriter was involved in any of the offerings. All securities were offered by way of private placement to family, close friend and business associates, no securities were offered to any underwriter. No securities were offered in connection with the writing of exchange traded call options. No other shares or classes of shares will be offered in conjunction with admission to official listing of the shares on any exchange. There is no underwriter attached to the securities offered under this Registration Statement.

C.    MARKETS

We will seek offering of our securities on the OTCBB or other such Exchange, although we have no assurance that the offering of our securities will be approved by the Securities and Exchange Commission or any other regulatory authority under which we may seek trading approval.

ITEM 10. ADDITIONAL INFORMATION

A.    SHARE CAPITAL


The Company was incorporated under the laws of the Cayman Islands B.W.I. on February 3, 2000 under incorporation number 96650. The articles of incorporation allow for the Company to carry on business on a broad purposes basis and the Company is not restricted from any business activity.

Under the provisions of the Articles, Directors' meetings must be held in the Cayman Islands every year. Annual General Meetings must be held every 12 months. Both Annual and Extra-ordinary General meetings must provide 21 days notice to shareholders. In each case 1/20 of the shareholders must provide votes. A quorum must be present to conduct business at any Annual or Extra-ordinary General meeting and two shareholders must be present either in person or by proxy in order for a meeting to be properly constituted and held.

Matters that are restricted to Directors to be voted on are contracts where no disinterested Director has a conflict of interest or, all or substantially all of the undertaking of the Company is to be sold or otherwise disposed of. This provision could have the effect of delaying or preventing a change in control.

There are no shareholding qualifications for an individual to act as a Director. There is no threshold at which an individual must declare shareholdings. This Article does not comply with the provisions of the Corporations Act of British Columbia, whereby notification of ownership of 10% or more must be disclosed. SEC disclosure regulations require that holders of 5% or more of the issued securities must disclose such holdings.

There are no limitations of rights to own securities including non-resident or foreign shareholders' rights to own and vote their shareholdings.

The Articles of the Company provide that the audit committee consist of three members, a majority of which must be officers of the Company. In this instance, the Articles with respect to the composition of the audit committee are more stringent than the requirements of the SEC.


On March 2, 2000, a total of 6,583,699 common shares were issued at a par value at a price of $0.0001 per common share for cash to the founders as follows: i) Tenfei Corporation as to 2,003,087 common shares; ii) Bing Zhang as to 454,771 common shares; iii) Cairich Capital Inc. (controlled by Ken Cai and subsequently transferred to Zhiquan Cai who is the brother of Ken Cai) as to 1,625,741 common shares; iv) Keystone EnviornTech Inc., a private company owned by Zhiquan Cai, Wei Mei and Bin Zhang as to 2,500,000 common share.

On March 26, 2000 a total of 1,416,301 common shares were issued for the purchase of a subsidiary at a price of $0.0001 per common share as follows: i) Huazhong Mao as to 487 common shares; ii) Greendew Bioengineering (owned by Huazhong Mao) as to 666,666 common shares; iii) Yenyou (Jeff) Zheng as to 182,677 common shares; and iv) Joe Rodrigues as to 20 common shares. All of the preceding ordinary voting shares were issued at par value in exchange for 100% of the issued and outstanding shares of Aquasol Technologies Inc. ("Aquasol Alberta") an Alberta, Canada corporation. Aquasol Alberta discontinued operations in 2001.

The Company also issued Golden Dragon Capital, a British Virgin Island Corporation owned by Zhinquan Cai (brother of Ken Cai) as to 499,900 common shares at a price of $0.0001 per common share. On March 30, 2000, 2965,000 common shares were issued at a price of $0.50 per common share through a private placement and 15,000 common shares were issued pursuant to a Finder's Fee at a price of $0.0001 per common share.

On April 1, 2002, Aquasol EnviroTech (Canada) Ltd., a British Columbia Corporation, became a wholly owned subsidiary of the Company.

By Special Resolution dated September 21, 2004, the authorized ordinary voting shares and its issued and outstanding ordinary voting shares were consolidated on a twenty (20) old ordinary voting shares into (1) new ordinary voting share. The authorized ordinary voting shares after consolidation are 500,000,000 at a par value of $0.002 per voting share. The preceding 11,479,900 common shares underwent a reverse split on the basis of twenty (20) old common shares for one
(1) new basis resulting in the total aggregate number of issued and outstanding shares 573,995. There are no pre-emptive purchase rights and no warrants attached to any of the issued common shares.

On March 18, 2005 a total of 1,500,000 common shares were issued at a price of $0.03 per common share. Of the 1,500,000 a total of 190,000 common shares were purchased by Yenyou (Jeff) Zheng and a total of 150,000 common shares were purchased by Zhibin Cai (father of Ken Cai). There is a total of 2,073,995 common shares issued and outstanding as at November 14, 2005. Please refer to
Item 9 A. for the full particulars of the private placements.

The Company currently has a Stock Option Plan dated April 2, 2005, attached hereto as Exhibit 2.1. Under the Company's stock option plan the Company is permitted to grant stock options under which up to 207,400 common shares representing 10% of the issued and outstanding shares of the Company. As at November 14, 2005 the Company has granted a total of 200,000 common shares pursuant to the Stock Option Plan.


We are Extra-Provincially registered in the Province of British Columbia, Canada. The registered office is located at The Huntlaw Building, 75 Fort Street, PO Box 190 GT, Grand Cayman, Cayman Islands and the head office is located at Suite 1980, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9, Canada and the telephone number is (604) 688-8002.

We are currently involved in litigation with Huazhong Mao, a former director of the Company and inventor of our patented technologies. We are suing Mr. Mao for the full ownership, detailed information and the best efforts to the development of the patented technologies. We have full ownership of the patented technologies as we have been granted patents in the U.S., China and Taiwan. We have no indication whether or not the outcome of the suit will have a material impact on the operations and financial outcome of the Company.

B.    ARTICLES, MEMORANDUM AND BY-LAWS OF THE COMPANY

The Memorandum and Articles of Incorporation, outlining all classes of shares, shareholder rights, alteration of rights, privileges, directors' powers, borrowing powers of the directors and their ability to bind the Company, sinking fund provisions, meetings of shareholders and shareholder rights in the event of liquidation of the Company's assets are attached as an Exhibit and are incorporated herein by reference.

There are currently no anti-takeover, poison pill or shareholder rights protections in the event of a takeover bid in place.

The authorized capital consists of 500,000,000 common shares ("Common Shares") and an unlimited number of preferred shares, without par value.

A duly called and properly constituted meeting of the shareholders is required in order to change any of the rights attached to the ownership of the Company's shares.

In order for a shareholder's meeting to be properly constituted, sufficient notice must be given to the shareholders, an information circular and proxy form must be sent to each shareholder and a quorum of 5% of the issued shares must be present by proxy or in person in order for any shareholder resolutions to pass.


C.    MATERIAL CONTRACTS

The Company has entered into a Cost Sharing Agreement with Minco Mining and Metals Corporation of which Ken Cai is the CEO on October 1, 2004. Under the terms of the Agreement, Aquasol pays 8% of the total rent of the office space to Minco Mining and Metals Corporation.

The Company has entered into a Consulting Agreement with Dr. Yenyou Zheng on the 1st day of October, 2004 whereby Aquasol pays Dr. Zheng $3,000 CND per month to act as president of the Company and oversee day to day operations of the Company, and also to promote technologies and products of the Company. The Agreement also provides for the reimbursement of reasonable expenses upon presentation of invoices and receipts by Dr. Zheng to the Company.

D.    EXCHANGE CONTROLS


There are no laws or legislation which may affect the import or export of capital including the availability of cash or cash equivalents to be used by the Company. Other than the standard withholding tax, there are no other laws that affect the remittance of dividends, interest, or other payments to non-resident holders of the Company's shares.


E.    TAXATION


ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMMON SHARES

Canadian Federal Income Tax Consequences to United States Investors

The following is a summary of the principal Canadian federal income tax consequences to a shareholder of acquiring, holding and disposing of common share where, for the purposes of the ITA, the holder (a) is not resident in Canada, (b) does not, and is not deemed to, carry on business in Canada, (c) holds common shares as capital property, and (d) is the beneficial owner of the common shares, and where, for the purposes of the Canada-United States Income Tax Convention (1980) (the "Convention"), the shareholder is resident in the United States.

The summary is based on the current provisions of the ITA and the regulations thereunder and on the Company's understanding of the current administrative practices of Canada Customs and Revenue Agency. The provisions of the ITA are subject to the provisions of the Convention. The summary also takes into account all specific proposals to amend the ITA and the regulations thereunder publicly announced by the Minister of Finance of Canada through November 1997. The summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations.

Dividends on Common Shares

Under the ITA, a nonresident of Canada is generally subject to Canadian withholding tax at the rate of 25% on the gross amount of dividends paid or credited to him by a corporation resident in Canada. The Convention limits the rate to 15% of the gross amount of the dividends if the shareholder is resident in the United States and the dividends are beneficially owned by him. The Convention further limits the rate to 10% of the gross amount of the dividends if the shareholder is also a corporation that beneficially owns at least 10% of the voting stock of the payor corporation.

The Convention generally exempts from Canadian withholding tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization exclusively administering a pension, retirement or employee benefit fund or plan, if the organization is resident in the United States and exempt from income tax under the laws of the United States.

However, the payor of such dividends may still be required to withhold and remit tax to Canada Customs and Revenue Agency (which is refundable upon application by the organization) unless the organization has obtained a valid letter of exemption from Canada Customs and Revenue Agency. Organizations in possession of a valid letter of exemption are normally listed in Revenue Canada's annual publication, "List of United States Organizations Exempt from Canadian Non-Resident Tax under Article XXI (1) of the Canada-United States Tax Convention."

Disposition of Common Shares

The proceeds of disposition to a nonresident of Canada from the disposition of common shares will be the sale price therefore. However, if common shares are purchased by the Company from a nonresident of Canada other than in an open market in the manner in which shares would normally be purchased by the public, the proceeds of disposition to the shareholder will generally be the paid-up capital of the common shares and the balance of the price received will be deemed to be a dividend and taxable as described under "Dividends on common shares."

Under the ITA only capital gains and capital losses realized on the disposition of `taxable Canadian property" are taken into account by a nonresident of Canada in computing income. The common shares will constitute taxable Canadian property to a nonresident of Canada in a particular time, if any time in the preceding five year, 25% or more of the issued shares of any class or series of the capital stock of the Company belonged to the non-resident person, to persons with whom the non-resident person did not deal at arm's length or to the non-resident person and persons with whom he did not deal at arm's length.

The capital gains (or capital loss) of a non-resident of Canada from the disposition of common shares that are "taxable Canadian property" will be the amount, if any, by which his proceeds of disposition, less any costs of disposition, exceed (or are far less than) the adjusted cost base of the common shares to the holder immediately prior to the disposition. The portion of a capital gain (the "taxable capital gain") and the portion of a capital loss (the "allowable capital loss") required to be taken into account currently is as follows:

     July 1, 1999 - February 27, 2000                     75%
     February 28, 2000 - October 17, 2000                 66 2/3%
     October 18, 2000 - December 31, 2000                 50%

Any allowable capital loss realized by the shareholder will, subject to the rules in the ITA which deny or restrict the ability to utilize losses, be deductible from taxable capital gains realized by the shareholder in the current tax year, the three preceding taxation years or future taxation years.

The Convention relieves Unites States residents from liability for Canadian tax on capital gains derived from a disposition of common shares unless:

(a)   their value is derived principally from real property in Canada;
(b)   the  holder was  resident  I Canada  for 120  months  during any period 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the common shares (or, in certain circumstances, property for which the common shares were substituted) were owned by him when he ceased to be resident in Canada; or,
(c) they formed part of the business property of a permanent establishment the holder has or had within the 12 months preceding disposition, or pertained to a fixed base the holder has or had in Canada, or was available to the United States resident in Canada for purposes of performing independent personal services within the 12 month preceding the disposition.

We do not believe that the value of our shares is derived principally from real property in Canada.

Certain United States Federal Income Tax Consequences to United States Investors

The following general discussion sets forth a summary of the material Unites States federal income tax consequences that are applicable to the following persons who invest in and hold common shares as capital assets ("U.S. Shareholders"): (i) citizens or residents (as specifically defined for federal income tax purposes) of the United States, (ii) corporations or partnerships created or organized in the United States or under the laws of the Unites States or of any state and (iii) estates or trusts the income of which is subject to Unites States federal income taxation regardless of its source. This discussion does not deal with (a) all aspects of federal income taxation that may be relevant to a particular U.S. Shareholder based on such U.S. Shareholder's particular circumstances (including potential application of the alternative minimum tax), (b) certain U.S. shareholders subject to special treatment under the federal income tax laws or foreign individuals or entities, (c) U.S. Shareholders owning directly or by attribution 10% or more of the common shares, or (d) any aspect of state, local or non-United States tax laws. Additionally, the following discussion assumes that the Company will not be classified as a "foreign personal holding company" under the Internal Revenue Code of 1986, as amended (the "Code")

Passive Foreign Investment Company

For any taxable year of the Company, if 75% or more of the Company's gross income is "passive income" (as defined in the Code) or if at least 50% of the Company's assets, by average fair market value (or by adjusted income tax bases if the Company elects), are assets that produce or are held for the production of passive income, the Company will be a Passive Foreign Investment Company ("PFIC"). The Company may be a OFIC and, if so, may continue to be a PFIC for the foreseeable future.

A U.S. Shareholder of a PFIC is subject to special U.S. federal income tax rules in Sections 1291 to 1297 of the Code. As described below, these provisions set forth two alternative tax regimes at the election of each such U.S. Shareholder, depending upon whether the U.S. Shareholder elects to treat the Company as a "qualified electing fund" (a "QEF Election")

U.S. SHAREHOLDERS ARE STRONGLY URGED TO CONSIDER MAKING A QEF ELECTION TO AVOID CERTAIN POTENTIALLY SIGNIFICANT ADVERSE U.S. TAX CONSEQUENCES

1.    The QEF Election Alternative

Each U.S. Shareholder is strongly urged to consider making a QEF Election because of the potential benefits of such election that are discussed below and because the Company anticipates that it will not have any earnings and profits (as computed for United States federal income tax purposes) for the current taxable year and little, if any, earnings and profits for any future taxable year in which the Company is a PFIC. (There can be no assurance, however, that this will be the case.) Accordingly, the timely making of the QEF Election as discussed below, generally should, subject to the discussion below under "Other "PFIC Rules", avoid any significant adverse United States federal income tax consequences resulting form any classification of the Company as a PFIC, although this may depend on a particular U.S. Shareholder's particular circumstances.

A U.S. Shareholder who elects in a timely manner to treat the Company as a QEF (an "Electing U.S. Shareholder") will be subject under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company is a PFIC (or is treated as a PFIC with respect to the U.S. shareholder) on such Electing U.S. Shareholder's pro rata share of the Company's (i) "net capital gain" (the excess of net long term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Shareholder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Shareholder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amount actually are distributed. An Electing U.S. Shareholder, however, would not take into account any income with respect to any taxable year of the Company for which it has no earnings and profits. Adjustments are provided generally to prevent double taxation at the time of later distributions on or dispositions of common shares.

The QEF election also allows the electing U.S. Shareholder to (i) generally treat any gain realized on the disposition of common shares (or deemed to be realized on the pledge of such shareholder's common shares) as capital gain;
(ii) treat such shareholder's share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income; (iii) probably (although in the absence of regulations this matter is not free from doubt) retain the case of an individual Electing U.S. Shareholder, the "step-up" in the tax basis of common share to the fair market value of such shares on the date of such Electing U.S. Shareholder's death (which would otherwise not be retained); and
(iv) generally avoid interest charges resulting from PFIC status altogether.

In the event the Company is deemed a PFIC, the Company intends to comply with the reporting requirements prescribed by Treasury regulations. In particular, the Company will maintain information so that the ordinary earnings and net capital gain of the Company may be determined. However, future regulations may contain reporting and record-keeping requirements that are so onerous that it would not be practicable for the Company to comply. If, after review of the requirements, the Company decides not to comply with the PFIC record-keeping requirements, the Company will so notify its shareholders.

A QEF election must be made by attaching the following document to the timely filed US. Federal income tax return for the first taxable year of the U.S. Shareholder in which or with which a taxable year of the Company during which the Company was a PFIC and the U.S. Shareholder held (or was considered to have held) common shares ends: (i) a "Shareholder Section 1295 Election Statement" executed by the U.S. Shareholder, (ii) a "PFIC Annual Information Statement" received by the U.S. Shareholder from the Company, and (iii) a Form 8621. In addition, the Electing U.S. Shareholder must file a copy of the Shareholder
Section 1295 Election Statement with the Internal Revenue Service Center, P.O. Box 21086, Philadelphia, PA 19114. In the case of common shares owned through a U.S. entity, the election is made at the entity level.

The following three paragraphs apply to Electing U.S. Shareholders:

Dividends Paid on Common shares. Dividends paid on common shares (including any Canadian taxes withheld) to an Electing U.S. Shareholder will be treated as ordinary dividend income for United States federal income tax purposes to the extent of the Company's current and accumulated earnings and profits (as computed for U.S. federal income tax purposes) unless paid out of earnings and profits that were taxed to the Electing U.S. Shareholder under the QEF rules. Such dividends generally will not qualify for the dividends-received deduction available to corporation. Amounts in excess of such earnings and profits will be applied against the Electing U.S. Shareholder's tax basis in the common shares, and to the extent in excess of such tax basis, will be treated as gain from the sale or exchange of such common shares.

Credit for Canadian  Taxes  withheld.  Subject to the  limitations  set forth in
Section 904 of the Code (which generally restricts the availability of foreign tax credits to a U.S. Shareholder's tax liability attributable to foreign source income of the same type as the income with respect to which the tax was imposed, as determined under complex U.S. tax rules), the Canadian tax withheld or paid with respect to dividends on the common shares generally may be taken as a foreign tax credit again United States federal income taxes by an Electing U.S. Shareholder who chooses to claim such a credit for the taxable year. Electing U.S. Shareholders who do not choose to claim foreign tax credits for a taxable year may claim a United States Tax deduction for such Canadian tax in such taxable year.

Disposition of common shares. Any gain or loss on a sale or exchange of common shares by an Electing U.S. Shareholder will be capital gain or loss, which will be long-term capital gain or loss if the common shares have been held for more than one year, and otherwise will be short-term capital gain or loss. The sale of common shares through certain brokers may be subject to the information reporting and back-up withholding rules of the Code.

2.    The Non-QEF Alternative

If a U.S. Shareholder does not timely make a QEF election for the first taxable year of the Company during which he holds (or is considered to hold) the common shares in questions and the Company is a PFIC (a "Non-electing U.S. Shareholder"), then special rules under Section 1291of the Code will apply to
(i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of common shares, and (ii) certain "excess distributions" (as defined in the Code) by the Company. The Company has never made any distributions with respect to the common shares and it does not anticipate making any such distributions in the foreseeable future. A non-electing U.S. Shareholder generally would be required to pr-rate all gains realized on the disposition of common shares and all excess distributions over such shareholder's entire holding period of the common shares. All gains or excess distributions allocated to prior years of the U.S. Shareholder (provided that such periods are not prior to the first day of the first taxable year of the Company during such U.S. Shareholder's holding period and beginning after December 31, 2006 for which it was a PFIC) would be taxed at the highest tax rates for each such prior year applicable to ordinary income. (Special foreign tax credit rules apply with respect to withholding taxes imposed on amounts that are treated as excess distributions.) the Non-electing U.S. Shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had be due with respect to teach such prior year. A non-electing U.S. Shareholder that is not a corporation must treat this interest charge as "personal interest" which is non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Shareholder holds (or is considered to hold) common shares, then the Company will continue to be treated as a PFIC with respect to such common shares, even if it is no longer definitely a PFIC. A Non-electing U.S. Shareholder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-electing U.S. Shareholders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC. Certain other elections are also available to Non-electing U.S. Shareholders.

Other PFIC Rules

Certain special, generally adverse, rules will apply with respect to the common shares while the Company is a PFIC, regardless of whether the common shares are held (or considered to be held) by an Electing or Non-electing U.S. Shareholder. For example, under Section 1297(b)(6) of the Code, a U.S. Shareholder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock. In addition, under Section 1291(f) of the Code, the Treasury has the authority to issue regulations that would treat as taxable certain transfers that are generally not so treated, such as gifts, exchanges, pursuant to corporate reorganizations, and transfers at death, although it is not clear that such authority extends to transfers by Electing U.S. Shareholders.

Future Developments

The foregoing discussion is based on existing provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such changes could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not yet been promulgated and which may have retroactive effect. Furthermore, legislation has bee proposed which would replace the PFIC provisions with a consolidated anti-deferral regime. While this legislation was vetoed, it may be re-introduced in subsequent years.

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

E.    DIVIDEND AND PAYING AGENTS

We do not pay dividends on any of our issued shares and do not have a dividend paying agent

F.    STATEMENT OF EXPERTS


The engineering report of NovaTec Consultants of 224 West 8th Ave., Vancouver, British Columbia, Canada, V5Y 1N5 with respect to the results of our test unit at Mamquam Wastewater Technology Testing Facility dated September 2001 is included herein as Exhibit 4.1 to this Registration Statement. Dr. Vassos , the founder and President of NovaTec Consultants, holds a bachelor or Applied Schience degree in Civil Engineering from the University of British Columbia
(1979) and a Masters of Engineering (1983) and Doctorate (1986) in Environmental Engineering from the same institution. Dr. Vassos is a Member of the Environmental Egineering Application Review Committee, Board of Examiners of Environmental Engineers and Geoscientists of Manitoba in addition to being an active member at the committee level in numerous technical organizations including the British olumbia Water and Wastewater Association: Canadian Association on Water Quality (CAWQ); Canadian Council of Professional Engineers
(CCPE) Enviromental Committee' International Water Association' inter-American Association for Environmental Qualty (AIDIS-Canada); National Onsite Wastewater Recycling Association (NOWRA); Water Environment Federation' and has served as an advisor to the United Nations Environmental Program - International Environtmental Technology Centre - in Osaka Japan. NovaTec has consented to the includsion of its report in the Registration Statement and has authorized its contents.

G.    DOCUMENTS ON DISPLAY

All documents exhibited hereto or incorporated by reference are available for viewing at the corporate offices of the Company at Suite 1980, 1055 West Hastings Street, Vancouver, B.C., V6E 2E9, Canada, upon reasonable notice given to the Company.

Item 11. QUANTITATIVE AND QUALITATIVE
         DISCLOSURES ABOUT MARKET RISK

Overview

Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. We are exposed to various financial market risks in our ordinary course business transactions, primarily from changes in interest rates and foreign exchange rates, and we do not utilize derivative financial instruments to mitigate these risks.. We intend to continue to use, these derivative financial instruments only for hedging purposes and not for speculative purposes.

Our primary market risk exposures relate to interest rate movements on variable rate borrowings and exchange rate movements on foreign currency-denominated accounts receivable, mostly denominated in U.S. dollars and Chinese Renminbi and foreign currency-denominated accounts payable for purchases of raw materials and equipment. The fair value of our financial instruments has been determined as the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value is based on quoted market prices where available.

Interest Rate Risks

Our exposure to interest rate risks relates primarily to our purchase of raw materials, which are typically incurred to fund capital expenditures, as well as for working capital and other general corporate purposes. We may enter into derivative transactions in the future to manage our exposure to changes in interest rates. We may be exposed to interest rate risks on additional debt financing that we may periodically undertake to fund capital expenditures required for our development and possible manufacturing. Upward fluctuations in interest rates increase the cost of new debt. The interest rate that we will be able to obtain in a new debt financing will depend on market conditions at that time and may differ from the rates we have secured on our current debt. The risk associated with fluctuating interest expense is limited to our U.S. dollar-denominated senior floating rate notes and U.S. dollar-denominated term loans, and we do not believe that a near-term 10% change in the effective interest rate would have a significant impact on our cash flows. We currently do not have any capital lease obligations.

Foreign Currency Risk

The primary foreign currencies to which we are exposed are the U.S. dollar and the Renminbi.

ITEM 12. DESCRIPTION OF SECURITIES OTHER
         THAN EQUITY SECURITIES

Not Applicable

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

Not Applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS
         OF SECURITY HOLDERS AND USE OF PROCEEDS

There are no material modifications to the rights of security holders. We will not be receiving any proceeds from the sale of securities offered under this registration statement.

ITEM 15. CONTROLS AND PROCEDURES


We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of March 31, 2005 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required. As of March 31, 2005, the CEO and CFO have also concluded that our disclosure controls and procedures were eeffective to ensure that information required to be disclosed is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.


There has been no change in our internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls, nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT

A.    AUDIT COMMITTEE FINANCIAL EXPERT


We do not have an audit committee financial expert.


B.    CODE OF ETHICS

The Company has prepared a code of ethics for its CEO, CFO, Directors and Officers which are included herein as Exhibits.

C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The nature of the services provided by Moen and Company Chartered Accountants under each of the categories indicated in the table is described below.

--------------------------------------------------------------------------------------
  Principal Accountant Service         Fiscal Year Ended         Fiscal Year Ended
                                         March 31, 2005           March 31, 2004
--------------------------------------------------------------------------------------
Audit Fees                                 $5,228.00                 $5,228.00
--------------------------------------------------------------------------------------
Tax Fees                                    $365.87                   $365.87
--------------------------------------------------------------------------------------
Total Fees                                 $5,593.87                 $5,593.87
--------------------------------------------------------------------------------------

Audit Fees

Audit fees were for professional services rendered by Moen & Company for the audit of the Registrant's annual consolidated financial statements and services provided in connection with statutory and regulatory filing or engagements.

Audit Related Fees

Audit related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual consolidated statements or bi-annual states that are not reported under "Audit Fees" above.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of tax returns, and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, payroll tax and value added tax).

Pre-Approved Policies and Procedures

It is within the mandate of the Registrant's Audit Committee to approve all audit and non-audit related fees. The Audit Committee has pre-approved specifically identified non-audit related services, including tax compliance, review of tax returns and documentation of processes and controls as submitted to Audit Committee from time to time. The auditors also present the estimate for the annual audit related services to the Committee for approval prior to undertaking the annual audit of the consolidated financial statements.

D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We have functioned as a private company until 2003. We have provided disclosure in accordance with the listing standards of any public company to our shareholders since 2000.

We have a small board of directors and small body of shareholders. Our audit committed currently consists of one member of management and one independent director. When we expand our board, we will be in a better position to meet the current standards for an audit committee. When we become a fully listed reporting issuer, we will provide all listing standards for audit committees once we can attract certain personnel to serve as independent experts to our audit committee.


E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATD PURCHASERS

The following is a table outlining the purchase of securities by affiliated purchasers.

--------------------------------------------------------------------------------------------------------------
     Period                  Original       Consolidated      Purchase      Total Number of        Maximum
                             Number of         Balance         Price       Shares (or Units)     Number (or
                              Common             of          Per Share     Purchased as Part    Approximate
                              Shares           Common                         of Publicly      Dollar Value)
                             Purchased         Shares                     Announced Plans or   of Shares (or
                                                                               Programs         Units) that
                                                                                                 May Yet be
                                                                                                 Purchased
                                                                                                 Under the
                                                                                                  Plans or
                                                                                                  Programs
--------------------------------------------------------------------------------------------------------------
March 2, 2000                2,758,820         137,941      $0.0001             137,941             None

--------------------------------------------------------------------------------------------------------------
March 26, 2000                  487              24         $0.0001               24                None
--------------------------------------------------------------------------------------------------------------
March 26, 2000                666,666          33,333       $0.0001             33,333              None
--------------------------------------------------------------------------------------------------------------
March 18, 2005                190,000          190,000      $0.03               190,000             None
--------------------------------------------------------------------------------------------------------------
March 26, 2000                182,677           9,134       $0.0001              9,134              None

--------------------------------------------------------------------------------------------------------------
March 2, 2000                1,858,864         92,943       $0.0001             92,943              None
--------------------------------------------------------------------------------------------------------------
March 26, 2001                499,900          24,995       $0.0001             24,995              None
--------------------------------------------------------------------------------------------------------------
March 18,2005                 150,000                       $0.03               150,000             None
--------------------------------------------------------------------------------------------------------------
March 18, 2005                200,000                       $0.03               200,000             None
--------------------------------------------------------------------------------------------------------------


                                    PART III

ITEM 17. FINANCIAL STATEMENTS

The following financial statements are attached and incorporated herein:


--------------------------------------------------------------------------------------------------------------
Document

--------------------------------------------------------------------------------------------------------------
Auditor's Consent Letter dated November 4, 2005
--------------------------------------------------------------------------------------------------------------
Reviewed,  Unaudited  Quarterly Financial Statement for the Period Ended June 30, 2005 compared to June
30, 2004
--------------------------------------------------------------------------------------------------------------
Reviewed,  Unaudited  Quarterly Financial Statement for the Period Ended September 30, 2005 compared to
September 30, 2004
--------------------------------------------------------------------------------------------------------------
Consolidated Balance Sheets, Consolidated Statements of Combined Income and
Comprehensive Income, Consolidated Statements of Retained Earnings (Deficit),
Consolidated Statements of Cash Flows, Consolidated Statement of Stockholder's
Equity, and Notes to Consolidated Financial Statements, all for years ended
March 31, 2005, 2004 and 2003.

--------------------------------------------------------------------------------------------------------------


ITEM 18. FINANCIAL STATEMENTS

See Item 17

ITEM 19. EXHIBITS


Exhibit
Number

1.1 Certificates of Incorporation of Aquasol EnviroTech Ltd., a Cayman Island company dated October 1, 2002.
1.2          Memorandum of Association of Aquasol Envirotech Ltd.
1.3 Certificate of Extraprovincial Registration in the Province of British Columbia, Canada dated October 11, 2002.
1.4 Certificate of Incorporation of Aquasol EnvironTech Inc., a British Columbia company, dated November 25, 1998.
1.5          Certificate of Name Change of Aquasol  EnvironTech  Inc.
             to Acquasol EnviroTech (Canada) Inc., a British Columbia company, dated December 11, 2000.
1.6          Articles and Memorandum of Acquasol EnviroTech (Canada) Inc.
1.7 Certificate of Incorporation dated June 19, 1997 of Noralta Technologies Corporation (an Alberta, Canada Corporation)
1.8 Certificates of Name Change dated February 23, 1998 from Noralta Technologies Corporation to Aquasol Technologies Inc. (Alberta)
1.9          Certificate of Dissolution of Aquasol  Technologies  Inc.
             (Alberta) dated May 20, 2005
2.1          Option  Agreements  between the Company and  Management,
             Directors, Officers and Employees of Aquasol Envirotech Ltd.
4.1          Share Exchange agreement between Aquasol EnviorTech Ltd.
             and Aquasol EnviorTech Ltd. (an Alberta Corporation) dated March 10, 2000
4.2          Consulting Agreement dated October 1, 2004 and Yenyou (Jeff) Zheng.
4.3          Cost Sharing Agreement dated October 1, 2004
4.4          Assignment of Invention
4.5          Patent Number US #6,582,596  B2, granted June 24, 2003 in the
             United States.
4.6          Patent Number #138316, granted July 1, 2001 in Taiwan
4.7          Patent Pending:  Application #2,292,244,  Application Date:
             December 14, 1999 in Canada
4.8          Pending Patent:  Application #001030779,  Application Date:
             February 28, 2000 in The People's Republic of China.
4.9          Report by NovaTec Consultants Inc. dated September 2001.
5.1          Stock Option Plan dated
11.1         Code of Ethics - Chief Executive Officer
11.2         Code of Ethics - Chief Financial Officer
11.3         Code of Ethics - Directors and Officers
12.1         CEO 302 Certification
12.2         CFO 302 Certification

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


AQUASOL ENVIROTECH LTD.



By:      "Yenyou (Jeff) Zheng"
         -----------------------
         Yenyou (Jeff) Zheng
         President & Director



Date:    November 14 , 2005

                              MOEN AND COMPANY LLP
                              CHARTERED ACCOUNTANTS

Member:                                                                    Securities Commission Building
Canadian Institute of Chartered Accountants                                  PO Box 10129, Pacific Centre
Institute of Chartered Accountants of British Columbia               Suite 1400 - 701 West Georgia Street
Institute of Management Accountants (USA) (From 1965)
Chairman's Circle - Asia Pacific Business Network (APBN)                      Vancouver, British Columbia
                                                                                           Canada V7Y 1C6
Registered with:
Public Company Accounting Oversight Board (USA) (PCAOB)                        Telephone:  (604) 662-8899
Canadian Public Accountability Board (CPAB)                                          Fax:  (604) 662-8809
Canada  - British Columbia Public Practice Licence
                   ----                                                   Office Email:  moenca@telus.net
Principal - Charter - 41st Year Anniversary                               Audit Email:  auditca@telus.net

----------------------------------------------------------------------------------------------------------

November 14, 2005

                         CONSENT OF INDEPENDENT AUDITORS


We consent to the reference to our firm under the caption "Experts" and to the use of our auditors' report dated May 9, 2005 related to audited financial statements as at March 31, 2005, March 31, 2004 and March 31, 2003, and for the years then ended, included in the Registration Statement on Form 20-F of Aquasol Envirotech Ltd. for the registration of shares of its common stock.



Yours very truly,
                                MOEN AND COMPANY,
Chartered Accountants

        "Moen and Company"
         ("Signed")
--------------------------
Moen and Company


                     "Independent Accountants and Auditors"

AQUASOL ENVIROTECH LTD.
Consolidated Balance Sheets
At June 30, 2005
(Expressed in US Dollars)

---------------------------------------------------------------------------------------------------------------
                                                                                    June 30         March 31
                                                                                     2005              2005
                                                                                  -----------       -----------
Assets                                                                           (Unaudited)        (Audited)
Current Assets
 Cash and cash equivalents (Note 2)                                               $   352,513       $   363,642
 Accounts receivable                                                                      879             5,887
 Loan receivable (Note 3)                                                              18,315            18,315
 Prepaid expenses and deposits                                                             --             1,621
---------------------------------------------------------------------------------------------------------------
Total Current Assets                                                                  371,707           389,465
Fixed assets (Note 4)                                                                   4,443             4,757
---------------------------------------------------------------------------------------------------------------
Total assets                                                                      $   376,150       $   394,222
===============================================================================================================
Liabilities and Stockholders' Equity
Current Liabilities
 Accounts payable and accrued liabilities                                         $    12,660       $    12,982
---------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                              12,660            12,982
---------------------------------------------------------------------------------------------------------------
Stockholders' Equity
 Capital stock (Note 8)
Authorized: 500,000,000 ordinary voting shares at a par value of $0.002 each
    Issued and outstanding:
    At par value                                                                        4,148             4,148
  Additional paid in capital                                                        1,524,203         1,524,203
---------------------------------------------------------------------------------------------------------------
                                                                                    1,528,351         1,528,351
 Retained earnings (deficit)                                                       (1,224,816)       (1,207,187)
 Cumulative currency translation
adjustment                                                                             59,955            60,076
---------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                            363,490           381,240
---------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                        $   376,150       $   394,222
===============================================================================================================

Approved on behalf of the board:
 "Ken Z Cai" ("Signed")        , Director
------------------------------

 "Yenyou (Jeff) Zheng"         , Director
("Signed")
------------------------------

AQUASOL ENVIROTECH LTD.
Consolidated Statements of Combined Income and Comprehensive Income
For the Three Month Period Ended June 30, 2005
(With Comparative Figures for the three month period ended June 30, 2004) (Expressed in US Dollars)
(Unaudited)

--------------------------------------------------------------------------------
                                                       2005              2004
                                                     --------          --------
General and administrative expenses
 Bank charges and interest                                 53                --
 Consulting                                             7,484             2,066
 Depreciation                                             314
 Moving and storage expense                               847             1,131
 Office costs                                              65               410
 Professional fees                                      2,151                --
 Rent and utilities                                     2,373             2,932
 Salaries and benefits                                  1,704             2,864
 Telephone and fax                                        202               260
 Travel and promotion                                   2,723             3,898
--------------------------------------------------------------------------------
Total general and administrative                       17,916            13,561
expenses
Non operating income                                     (612)           (1,403)
--------------------------------------------------------------------------------
Net income (loss ) for the period                     (17,304)          (12,158)
Other comprehensive income
 Foreign exchange (loss) / gain                          (325)             (975)
--------------------------------------------------------------------------------
Comprehensive income (loss) for the period           $(17,629)         $(13,133)
================================================================================
Earnings per share
 Basic and diluted                                   $  (0.01)         $  (0.02)
================================================================================

AQUASOL ENVIROTECH LTD.
Consolidated Statements of Retained Earnings (Deficit)
For the Three Month Period Ended June 30, 2005
(With Comparative Figures for the three month period ended June 30, 2004) (Expressed in US Dollars)
(Unaudited)

---------------------------------------------------------------------------------
                                                        2005             2004
                                                    -----------       -----------
Retained earnings (deficit),
 beginning of the period                            $(1,207,187)      $(1,032,610)
Comprehensive income (loss) for the period              (17,629)          (13,133)
--------------------------------------------------------------------------------
Retained earnings (deficit), end of the period      $(1,224,816)      $(1,045,743)
=================================================================================

AQUASOL ENVIROTECH LTD.
Consolidated Statements of Cash Flows
For the Three Month Period Ended June 30, 2005
(With Comparative Figures for the three month period ended June 30, 2004) (Expressed in US Dollars)
(Unaudited)

-----------------------------------------------------------------------------------------
                                                                  (2005)         (2004)
                                                                ---------       ---------
Cash derived from (used for)
 Operating activities
    Comprehensive income (loss) for the period                  $ (17,629)      $ (13,133)
    Adjustments to reconcile net income (loss) to net cash
      provided by (used in) operating activities
      Depreciation                                                    314              --
      Cumulative currency translation adjustment                     (121)         59,226
    Changes in operating assets and liabilities, net of
      effects from acquired companies
      Accounts receivable                                           5,008            (936)
      Prepaid expenses and deposits                                 1,621
      Short term loan                                                  --              --
      Accounts payable and accrued liabilities                       (322)          1,486
-----------------------------------------------------------------------------------------
   Net cash provided by (used in) operating activities            (11,129)         46,643
-----------------------------------------------------------------------------------------
 Financing activities
 Net cash provided by financing activities                             --              --
-----------------------------------------------------------------------------------------
 Investing activities
   Net cash provided by (used in) investing activities                 --              --
-----------------------------------------------------------------------------------------
Cash and cash equivalents, increase
    (decrease) during the period                                  (11,129)         46,643
Cash and cash equivalents,
    beginning of the period                                       363,642         349,542
-----------------------------------------------------------------------------------------
Cash and cash equivalents,
    end of the period                                           $ 352,513       $ 396,185
=========================================================================================

AQUASOL ENVIROTECH LTD.
(A Cayman Islands Corporation)
Consolidated Statement of Stockholders' Equity
For the Period From Date of Inception and Incorporation on February 3, 2000 to June 30, 2005
(Expressed In U.S. Dollars)
(Unaudited)

------------------------------------------------------------------------------------------------------------------------------------

                                                    Price      Number of               Additional        Total          Retained
                                                     Per        Common        par       Paid-in          Capital        Earnings
                                                    Share       Shares       Value      Capital          Stock          (Deficit)
                                                    ================================================================================
March 2, 2000
  Issued for cash                                   0.0001    6,583,699          658                          658
March 26, 2000
     Issued for subsidiary                          0.0001    1,416,301          142                          142
March 26, 2000
  Issued for cash                                   0.0001      499,900           50                           50
March 30, 2000
  Issued for cash                                   0.5000    2,965,000          297       1,482,203    1,482,500
March 30, 2000
 Issued for finders fees                            0.0001       15,000            1               1
Net loss for the period from date
of inception
 on February 3, 2000 to March 31, 2002                                                                                  (1,290,180)
------------------------------------------------------------------------------------------------------------------------------------
Balance, March 31, 2002                                      11,479,900        1,148       1,482,203    1,483,351       (1,290,180)
Cumulative currency translation
adjustment
Net profit for twelve months ended March 31, 2003                                                                          257,570
------------------------------------------------------------------------------------------------------------------------------------
                                                             11,479,900        1,148       1,482,203    1,483,351       (1,032,610)
Comprehensive income (loss) for twelve months
  ended March 31, 2004                                                                                                     (73,846)
------------------------------------------------------------------------------------------------------------------------------------
                                                             11,479,900        1,148       1,482,203    1,483,351       (1,106,456)
                                                             ==========
September 21, 2004
 20:1 consolidation                                             573,995
March 18, 2005
  Issued for cash                                   0.0300    1,500,000        3,000          42,000       45,000
Cumulative currency translation
adjustment
Comprehensive income (loss) for twelve months ended
March 31, 2005                                                                                                            (100,731)
------------------------------------------------------------------------------------------------------------------------------------
Balance, March 31, 2005                                       2,073,995        4,148       1,524,203    1,528,351       (1,207,187)

Comprehensive income (loss) for three month period ended
  June 30, 2005                                                                                                            (17,629)
------------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 2005                                        2,073,995    $   4,148    $  1,524,203   (1,224,816)
====================================================================================================================================



                                                    Cumulative        Total
                                                    Currency          Stock-
                                                    Translation       holders'
                                                    Adjustment        Equity
================================================================================
March 2, 2000
  Issued for cash                                                            658
March 26, 2000
     Issued for subsidiary                                                   142
March 26, 2000
  Issued for cash                                                            50
March 30, 2000
  Issued for cash                                                      1,482,500
March 30, 2000
 Issued for finders fees                                                       1
Net loss for the period from date
of inception
 on February 3, 2000 to March 31, 2002                                 (1,290,18)
--------------------------------------------------------------------------------
Balance, March 31, 2002                                       --         193,171
Cumulative currency translation
adjustment                                                 2,846           2,846
Net profit for twelve months ended March 31, 2003                        257,570
--------------------------------------------------------------------------------
                                                           2,846         453,587
Comprehensive income (loss) for twelve months
  ended March 31, 2004                                                   (73,846)
--------------------------------------------------------------------------------
                                                           2,846         379,741

September 21, 2004
 20:1 consolidation
March 18, 2005
  Issued for cash                                                         45,000
Cumulative currency translation
adjustment                                                57,230          57,230
Comprehensive income (loss) for twelve months ended
March 31, 2005                                                          (100,731)
--------------------------------------------------------------------------------
Balance, March 31, 2005                                   60,076         381,240

Comprehensive income (loss) for three month period ended
  June 30, 2005                                            (121)         (17,750)
--------------------------------------------------------------------------------
Balance, June 30, 2005                                $  59,955      $   363,490
================================================================================

AQUASOL ENVIRONTECH LTD.
Notes to Consolidated Financial Statements
June 30, 2005
(Expressed in US Dollars)
(Unaudited)
--------------------------------------------------------------------------------

Note 1. ORGANIZATION AND NATURE OF BUSINESS

            Aquasol Envirotech Ltd. ("the Company"), was incorporated under the laws of Cayman Islands, B.W.I. on February 3, 2000, with an authorized capital of 10,000,000,000 ordinary voting shares of $0.0001 par value. On March 26, 2000, the Company issued 7,083,599 ordinary voting shares at par value of $0.0001 for cash for founders. On March 26, 2000 1,416,301 ordinary voting shares were issued at par value in exchange for 100% of the issued and outstanding shares of Aquasol Technologies Inc. ("Aquasol Alberta"), an Alberta, Canadian company. Aquasol Alberta discontinued operations in 2001. By Special Resolution dated September 21, 2004, the Company consolidated it's authorized ordinary voting shares and issued and outstanding ordinary voting shares for every twenty (20) old ordinary voting shares into one (1) new ordinary voting share. The authorized ordinary voting shares after consolidation are 500,000,000 at a par value of $0.002 each.

            The Company is registered Extra-Provincially in the Province of British Columbia, Canada.

            The  Company's  principal  business  activities  include  design and
            manufacture  of   bio-reactors   for  the  treatment  and  reuse  of
            wastewater.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            Basis of presentation

            These financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States ("USGAAP").

            Principal of consolidation

            The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Aquasol Environtech (Canada) Ltd., the latter a B.C. Canadian company.

            Use of estimates

            The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

AQUASOL ENVIRONTECH LTD.
Notes to Consolidated Financial Statements
June 30, 2005
(Expressed in US Dollars)
(Unaudited)
--------------------------------------------------------------------------------

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

            Concentration of credit risk

            Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents that are not collateralized and accounts receivable that are unsecured. The Company limits its exposure to credit loss by placing its cash and cash equivalents with high credit quality financial institutions.

            Cash and cash equivalents

            Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with the maturity at the date of purchase of three months or less.

            General and administrative expenses

            These expenses are recorded on an accrual basis, as incurred.

            Income taxes

            Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statement at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, Accounting for Income Taxes. As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

            Compensated absences

            Employees of the corporation are entitled to paid vacations, sick days and other time off depending on job classification, length of service and other factors. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The corporation's policy is to recognize the costs of compensated absences when paid to employees.

AQUASOL ENVIRONTECH LTD.
Notes to Consolidated Financial Statements
June 30, 2005
(Expressed in US Dollars)
(Unaudited)
--------------------------------------------------------------------------------

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

            Stock based compensation

            In December 2002, the Financial Accounting Standards Board issued Financial Accounting Standard No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 148"), an amendment of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The purpose of SFAS No. 148 is to: (1) provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, (2) amend the disclosure provisions to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation, and (3) to require disclosure of those effects in financial information.

            The Company has elected to continue to account for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", ("APB No. 25") and comply with the disclosure provisions of SFAS No. 123 as amended by SFAS No. 148 as described above. In addition, in accordance with SFAS No. 123 the Company applies the fair value method using the Black-Scholes option-pricing model in accounting for options granted to consultants. Under APB No. 25, compensation expense for employees is recognized based on the difference, if any, on the date of grant between the estimated fair value of the Company's stock and the amount an employee must pay to acquire the stock. Compensation expense is recognized immediately for past services and pro-rata for future services over the option-vesting period. To March 31, 2005 the Company has not granted any stock options.

            The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with SFAS No. 123 and the conclusions reached by the Emerging Issues Task Force in Issue No. 96-18. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earliest of a performance commitment or completion of performance by the provider of goods or services as defined by EITF 96-18.

            The Company has also adopted the provisions of the Financial Accounting Standards Board Interpretation No.44, Accounting for Certain Transactions Involving Stock Compensation - An Interpretation of APB Opinion No. 25 ("FIN 44"), which provides guidance as to certain applications of APB 25.

            No disclosures relating to stock based compensation have been included with the accompanying financial statements, as no stock options have been granted to directors and employees.

AQUASOL ENVIRONTECH LTD.
Notes to Consolidated Financial Statements
June 30, 2005
(Expressed in US Dollars)
(Unaudited)
--------------------------------------------------------------------------------

Note 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

           Net profit (loss) per share

           Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted-average number of common shares and dilutive potential common shares outstanding during the period.

           The Company adopted FAS-128, when the number of common shares outstanding increases as a result of a stock dividend or stock split, or decreases as a result of a reverse stock split; the computations of basic EPS and diluted EPS were adjusted retroactively for all periods presented to reflect such changes in the number of shares.

           The following is a reconciliation of the number of shares used in the calculation of basic earnings per share and diluted earnings per share for the periods ended June 30, 2005 and June 30, 2004

                                                           June 30,     June 30,
                                                            2005         2004
                                                         -----------------------
Comprehensive income                                      ($17,629)    ($13,133)
                                                         -----------------------

Weighted-average number of common shares
   outstanding (retroactively adjusted to reflect
                the reverse stock split on 9/21/04)      2,073,995      573,995
Effect of dilutive securities:                                   0            0
                                                         -----------------------
Dilutive potential common shares                         2,073,995      573,995
                                                         -----------------------
Net earnings per share:
   Basic                                                    ($0.01)      ($0.02)
                                                         -----------------------
   Diluted                                                  ($0.01)     ($ 0.02)
                                                         -----------------------

            Disclosure about fair value of financial instruments

            As defined in FASB 107, the company estimates whether the fair value of all financial instruments differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet, which need to be disclosed. The estimated fair values of amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

AQUASOL ENVIRONTECH LTD.
Notes to Consolidated Financial Statements
June 30, 2005
(Expressed in US Dollars)
(Unaudited)
--------------------------------------------------------------------------------

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

            Long-lived assets

            The Company adopts SFAS144 "Accounting for the impairment or disposal of long-lived assets." The Company recognizes an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its expected undiscounted cash flows and measures an impairment loss as the difference between the carrying amount and fair value of the asset

            Capital assets and depreciation

            Capital assets are recorded at cost. Depreciation is provided on the decline balance method based on the following rates:

                  Computer equipment                        30% per annum
                  Furniture and fixtures                    20% per annum
                  Machinery                                 20% per annum

            Intangible assets and amortization

            Patents

            The Company owns patents of Bio-reactor Systems for wastewater treatment. These patents are registered in the United States under the number 6,582,596 B2 and registered in Taiwan under the number 138316.

            The Company also filed patents applications in Canada and the People's Republic of China

            No asset values are assigned to the abovementioned patents in these financial statements.

            Recognition criteria

            Gains are recognized when realized. Expenses and losses are recognized when an expenditure or previously recognized asset does not have future economic benefit. Expenses that are not linked with specific revenues are related to a period on the basis of transactions or events occurring in that period or by allocation to the periods to which they apply. The cost of assets that benefit more than one period is normally allocated over the periods benefited.

AQUASOL ENVIRONTECH LTD.
Notes to Consolidated Financial Statements
June 30, 2005
(Expressed in US Dollars)
(Unaudited)
--------------------------------------------------------------------------------

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

            Revenue recognition

            Revenue generally is realized or realizable and earned when all of the following criteria are met:

            -     Persuasive evidence of an arrangement exists,

            -     Delivery has occurred or services have been rendered,

            -     The seller's price to the buyer is fixed or determinable, and

            -     Collectibles is reasonably assured"

            Financial instruments

            The company's financial instruments consist of cash and cash equivalents, accounts receivable, short term loan receivable and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values.

            Foreign currency translation

            The reporting currency of the Company is the United States Dollar. The assets, liabilities, and operations of the entity have been measured in terms of Canadian dollar before translation into U.S. dollars.The accounts of other currencies are translated into US Dollars on the following basis:

            Monetary assets and liabilities are translated at the current rate of exchange. The weighted average exchange rate for the period is used to translate revenue, expenses, and gains or losses from the functional currency to the reporting currency.

            The gain or loss on the foreign currency financial statements is reported as a separate component of stockholders' equity and not recognized in net income. Gains or losses on remeasurement from the recording currency are recognized in current net income. Gains or losses from foreign currency transactions are recognized in current net income. Fixed assets are measured at historical exchange rates that existed at the time of the transaction.

            Depreciation is measured at historical exchange rates that existed at the time the underlying related asset was acquired.


            The effect of exchange rate changes on cash balances is reported in the statement of cash flows as a separate part of the reconciliation of change in cash and cash equivalents during the period.

AQUASOL ENVIRONTECH LTD.
Notes to Consolidated Financial Statements
June 30, 2005
(Expressed in US Dollars)
(Unaudited)
--------------------------------------------------------------------------------

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

            An analysis of the changes in the cumulative currency translation adjustment account, as disclosed as part of stockholders' equity, is as follows:

                                                       Three Month Period Ended
                                                               June 30,
                                                       -------------------------
                                                         2005            2004
                                                       --------         --------
Beginning balance, March 31, 2005 / 2004               $ 60,076         $  2,846
Changes during the period                                  (121)              --
                                                       -------------------------
Ending balance, June 30, 2005 / 2004                   $ 59,955         $  2,846
                                                       -------------------------

            Segmented information

            SFAS No.131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for a public company to report financial and descriptive information about its reportable operating segments in annual and interim financial reports. Operating segments are components of an enterprise about which separate financial information is available and evaluated regularly by the chief operating decision maker in deciding how to allocate resources and evaluate performance. Two or more operating segments may be aggregated into a single operating segment provided aggregation is consistent with objective an basic principles of SFAS No.131, if the segments have similar economic characteristics, and the segments are considered similar under criteria provided by SFAS No.131. SFAS No.131 also establishes standards and related disclosures about the way the operating segments were determined, products and services, geographic areas and major customers, differences between the measurements used in reporting segment information and those used in the Company's general-purpose financial statements, and changes in the measurement of segment amounts from period to period.

            The Company's identifiable assets are all in Canada. (See Note 7)

AQUASOL ENVIRONTECH LTD.
Notes to Consolidated Financial Statements
June 30, 2005
(Expressed in US Dollars)
(Unaudited)
--------------------------------------------------------------------------------

Note 3.  LOAN

            On August 30, 2002, under a loan agreement with Cleanwater Technologies Inc. ("Cleanwater"), a Nevada Corporation, the Company lent $20,000 to Cleanwater, $5,000 on May 3, 2002 and $15,000 on
            September 3, 2002 for a period of 120 calendar days.

            The loan has not been repaid, and therefore interest will accrue at a rate of 4.5% per annum or the prime rate set by HSBC banking corporation; whichever is the higher rate, until the loan is fully repaid, or the amount is otherwise realized.

            In consideration, and as collateral for this loan agreement, Cleanwater agrees to grant to Aquasol first charge over its assets until the loan is paid in full, which assets include furniture and fixtures, office equipment, and intangible property such as the assigned technology as is, for the manufacture and distribution of P30 wastewater treatment polymer and EF&P Solutions world wide, contracts and securities.

            As at June 30, 2005 and to the date of this report, no principal payment has been received and the impairment on loan receivable is recorded as follows:

                                                              June 30,
                                                      --------------------------
                                                        2005            2004
                                                      --------------------------
Loan                                                  $20,000            $20,000
Less: unamortized discount                              1,685                861
                                                      --------------------------
                                                      $18,315            $19,139
                                                      ==========================

Note 4.FIXED ASSETS AND ACCUMULATED DEPRECIATION

June 30, 2005                                         Accumulated       Net Book
                                           Cost       Depreciation       Figures
                                         ---------------------------------------
Computer equipment                       $23,114         $22,892         $   222
Furniture and fixtures                     9,820           8,167           1,653
Machinery                                 15,279          12,711           2,568
                                         ---------------------------------------
Total                                    $48,213         $ 43,770        $ 4,443
                                         =======================================

AQUASOL ENVIRONTECH LTD.
Notes to Consolidated Financial Statements
June 30, 2005
(Expressed in US Dollars)
(Unaudited)
--------------------------------------------------------------------------------

Note 4. FIXED ASSETS AND ACCUMULATED DEPRECIATION (cont'd)

March 31, 2005                                        Accumulated       Net Book
                                           Cost       Depreciation       Figures
                                         ---------------------------------------
Computer equipment                       $23,114         $22,874         $   240
Furniture and fixtures                      9,820          8,080           1,740
Machinery                                  15,279         12,502           2,777
                                         ---------------------------------------
Total                                    $48,213         $43,456         $ 4,757
                                         =======================================

June 30, 2004                                         Accumulated       Net Book
                                           Cost       Depreciation       Figures
                                         ---------------------------------------
Computer equipment                       $23,114         $15,994         $ 7,120
Furniture and fixtures                     9,820           6,819           3,001
Machinery                                 15,279          10,651           4,628
Vehicle                                    3,682           2,762            920
                                         ---------------------------------------
Total                                    $51,895         $36,226         $15,669
                                         =======================================

Note 5. RELATED PARTY TRANSACTIONS

      (a) On October 1, 2004, the Company entered into a Cost sharing Agreement with Minco Mining & Metals Corporation. Mr. Ken Cai is the President, CEO and a Director of Minco Mining & Metals Corporation. The cost sharing is based on a percentage for expenses such as rent, corporate secretarial and communication expenses. The expenses paid are comparable to that which would have been paid for services rendered by unaffiliated parties.

      (b) On October 1, 2004, the Company entered into a Consulting Agreement with Yenyou (Jeff) Zheng, whereby Yenyou (Jeff) Zheng receives a total of $2,419 Cdn$3,000 per month for services rendered to the Company.

      (c) During the period ended June 30, 2005, related parties reimbursement of expenses paid on behalf of the company, are as follows:

AQUASOL ENVIRONTECH LTD.
Notes to Consolidated Financial Statements
June 30, 2005
(Expressed in US Dollars)
(Unaudited)
--------------------------------------------------------------------------------

Note 5.  RELATED PARTY TRANSACTIONS (cont'd)

            Related Parties
            Minco Mining & Metals Corp., a company
             controlled by a director of the company
                  consulting fees                                $   226
                  office expenses                                     65
                  office rent                                      2,373
                  salaries and benefits                            1,704
                                                                 -------
            Total                                                $ 4,368
                                                                 =======
            Jeff Zheng, Director of the company
                  consulting fees                                $ 7,258
                  telephone                                          202
                  travel and promotion                             2,723
                                                                 -------
            Total                                                $10,183
                                                                 =======

Note 6. PENSION AND EMPLOYMENT LIABILITIES

            The Company does not have any liabilities as at June 30, 2005 for pension, post-employment benefits or post-retirement benefits. The Company does not have a pension plan.

Note 7. GEOGRAPHIC INFORMATION

            All of the assets of the Company as at June 30, 2005 are located in Canada.

AQUASOL ENVIRONTECH LTD.
Notes to Consolidated Financial Statements
June 30, 2005
(Expressed in US Dollars)
(Unaudited)
--------------------------------------------------------------------------------

Note 8. SHARE CAPITAL

      (a) Authorized: 500,000,000 ordinary voting shares at a par value of $0.002 each.

      (b)   Issued and outstanding:

                                                                               Additional
                                              Number of          par            Paid in
                                               Shares            value           Capital           Total
                                             -----------      -----------      -----------      -----------
      Balance, March 31, 2004                $11,479,900      $     1,148      $ 1,482,203      $ 1,483,351
                                             ===========
                  September 21, 2004,
                     20:1 consolidation          573,995
                      March 18, 2005,
                      issued for cash          1,500,000            3,000           42,000           45,000
                                             -----------      -----------      -----------      -----------
      Balance, June 30, 2005                 $ 2,073,995      $     4,148      $ 1,524,203      $ 1,528,351
                                             ===========      ===========      ===========      ===========

Note 9. NON OPERATING INCOME

            Non operating income of $612 for the three month period ended June 30, 2005 (June 30, 2004 - $1,403) was interest income.

Note 10. LITIGATION

            The Company has sued Mr. Huazhong Mao, the original inventor of the patented processes, for failure by him to deliver the information and particulars with respect to the patented processes in an acceptable and workable manner. Results of this lawsuit are not determinable to the date of these financial statements.

AQUASOL ENVIRONTECH LTD.
Notes to Consolidated Financial Statements
June 30, 2005
(Expressed in US Dollars)
(Unaudited)
--------------------------------------------------------------------------------

Note 11. INCOME TAXES

            The Company has losses carried forward to future years of $1,224,816. There are no current or deferred tax expenses for the quarter ended June 30, 2004, due to the Company's loss position. The Company has fully reserved for any benefits of these losses. The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, as appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carryforward period. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes. The income tax effect of temporary differences comprising the deferred tax assets and deferred tax liabilities on the accompanying consolidated balance sheets is a result of the following:

                            to June 30,     to March 31,    to June 30,
                                2005            2005           2004
                             ---------       ---------       ---------
Deferred tax assets          $ 416,437       $ 410,444       $ 355,553
                             ---------       ---------       ---------
Valuation allowance          $(416,437)       (410,444)       (355,553)
                             ---------       ---------       ---------
Net deferred tax assets      $      --       $      --       $      --
                             =========       =========       =========

            A reconciliation between the statutory federal income tax rate and the effective income rate of income tax expense for the quarter ended June 30, 2005 is as follows:

                                          Quarter Ended
                                            June 30,       Year Ended
                                         ---------------    March 31,
                                        2005       2004       2005
                                        ----       ----       ----
Statutory federal income tax rate      -34.0%     -34.0%     -34.0%
Valuation allowance                     34.0%      34.0%      34.0%
                                        ----       ----       ----
Effective income tax rate                0.0%       0.0%       0.0%
                                        ====       ====       ====

AQUASOL ENVIRONTECH LTD.
Notes to Consolidated Financial Statements
June 30, 2005
(Expressed in US Dollars)
(Unaudited)
--------------------------------------------------------------------------------

Note 12. STOCK-BASED COMPENSATION

            The Company has implemented a stock option plan dated April 2, 2005, for the issuance of up to 207,400 common shares to directors, officers employees and consultants. The stock option plan is subject to shareholder approval at the Company's 2005 Annual General Meeting of Shareholders. The stock options are exercisable in increments of one-third per year for each year, up to and inclusive of the third anniversary of the effective date that being the date of grant. The following table sets forth the outstanding incentive stock options which have been granted to directors, officers, employees and consultants, as at June 30, 2005

                                                  Number of      Exercise Price
       Date of                                  Stock Options       Per Share              Expiry
        Grant           Name of Optionee         Outstanding          ($)                  Date
----------------------------------------------------------------------------------------------------------
    April 2, 2005     Yenyou (Jeff) Zheng              60,000         0.10              April 2, 2010
    April 2, 2005     Ken Cai                          60,000         0.10              April 2, 2010
    April 2, 2005     Troy Vassos                      60,000         0.10              April 2, 2010
    April 2, 2005     Brigitte M. McArthur             20,000         0.10              April 2, 2010
                                               ---------------
                                                      200,000
                                               ===============

            There is no market price for the common shares of the Company, and accordingly, no stock based compensation is recorded.

AQUASOL ENVIROTECH LTD.
Consolidated Balance Sheets
At September 30, 2005
(Expressed in US Dollars)

---------------------------------------------------------------------------------------
                                                         September 30      March 31
                                                             2005             2005
                                                         ------------     ------------
                                                         (Unaudited -      (Audited)
Assets                                              prepared by management)
Current Assets
  Cash and cash equivalents (Note 2)                     $    331,034     $    363,642
  Accounts receivable                                           6,703            5,887
  Loan receivable (Note 3)                                     18,315           18,315
  Prepaid expenses and deposits                                 8,197            1,621
Total Current Assets                                          364,249          389,465
--------------------------------------------------------------------------------------
Fixed assets (Note 4)                                           4,300            4,757
Total assets                                             $    368,549     $    394,222
======================================================================================
Liabilities and Stockholders' Equity
Current Liabilities
  Accounts payable and accrued liabilities               $      9,117     $     12,982
--------------------------------------------------------------------------------------
Total Current Liabilities                                       9,117           12,982
--------------------------------------------------------------------------------------
Stockholders' Equity
  Capital stock (Note 8)
    Authorized: 500,000,000 ordinary voting shares at
    a par value of $0.002 each
    Issued and outstanding:
    At par value                                                4,148            4,148
    Additional paid in capital                              1,524,203        1,524,203
--------------------------------------------------------------------------------------
                                                            1,528,351        1,528,351
  Retained earnings (deficit)                              (1,244,682)      (1,207,187)
  Cumulative currency translation adjustment                   75,763           60,076
--------------------------------------------------------------------------------------
Total stockholders' equity                                    359,432          381,240
--------------------------------------------------------------------------------------
Total liabilities and stockholders' equity               $    368,549     $    394,222
======================================================================================

Approved on behalf of the board:
  "Ken Z Cai" ("Signed")          , Director
--------------------------------
"Yenyou (Jeff) Zheng" ("Signed")  , Director
--------------------------------

AQUASOL ENVIROTECH LTD.

Consolidated Statements of Combined Income and Comprehensive Income
For the Six Month Period Ended September 30, 2005
(With Comparative Figures for the six month period ended September 30, 2004) (Expressed in US Dollars)
(Unaudited - Prepared by Management)

-----------------------------------------------------------------------------------------------------
                                                Six Month Period Ended      Three Month Period Ended
                                                     September 30                  September 30
                                              -------------------------     -------------------------
                                                 2005           2004           2005           2004
                                              ----------     ----------     ----------     ----------
General and administrative expenses
  Bank charges and interest                   $       58     $       --     $        5     $       --
  Consulting                                      17,645          4,131         10,161          2,065
  Depreciation                                       627             --            313             --
  Filing fees                                         54          1,298             54          1,298
  Management fees                                     --         (4,918)            --         (4,918)
  Moving and storage expense                       1,694          2,848            847          1,717
  Office costs                                       590            410            525             --
  Professional fees                                2,151          1,487             --          1,487
  Rent and utilities                               4,762          5,671          2,389          2,739
  Salaries and benefits                            2,839          5,201          1,135          2,337
  Telephone and fax                                  242            442             40            182
  Travel and promotion                             7,887          7,506          5,164          3,608
-----------------------------------------------------------------------------------------------------
Total general and administrative expenses         38,549         24,076         20,633         10,515
Non operating income                              (1,441)        (1,657)          (829)          (254)
-----------------------------------------------------------------------------------------------------
Net income (loss) for the period                 (37,108)       (22,419)       (19,804)       (10,261)
Other comprehensive income
  Foreign exchange (loss) / gain                    (387)        (1,646)           (62)          (671)
-----------------------------------------------------------------------------------------------------
Comprehensive income (loss) for the period    $  (37,495)    $  (24,065)    $  (19,866)    $  (10,932)
=====================================================================================================
Earnings per share
  Basic and diluted                           $    (0.02)    $    (0.04)    $    (0.01)    $    (0.02)
=====================================================================================================

AQUASOL ENVIROTECH LTD.

Consolidated Statements of Retained Earnings (Deficit)
For the Six Month Period Ended September 30, 2005
(With Comparative Figures for the six month period ended September 30, 2004) (Expressed in US Dollars)
(Unaudited - Prepared by Management)

------------------------------------------------------------------------------------------------------
                                         Six Month Period Ended            Three Month Period Ended
                                               September 30                      September 30
                                       -----------------------------     -----------------------------
                                           2005             2004             2005             2004
                                       ------------     ------------     ------------     ------------
Retained earnings (deficit),
  beginning of the period              $ (1,207,187)    $ (1,032,610)    $ (1,224,816)    $ (1,045,743)
Comprehensive income (loss) for the
  period                                    (37,495)         (24,065)         (19,866)         (10,932)
------------------------------------------------------------------------------------------------------
Retained earnings (deficit), end
  of the period                        $ (1,244,682)    $ (1,056,675)    $ (1,244,682)    $ (1,056,675)
======================================================================================================

AQUASOL ENVIROTECH LTD.
Consolidated Statements of Cash Flows
For the Six Month Period Ended September 30, 2005

(With Comparative Figures for the six month period ended September 30, 2004) (Expressed in US Dollars) (Unaudited - Prepared by Management)

---------------------------------------------------------------------------------------------------------------------
                                                               Six Month Period Ended       Three Month Period Ended
                                                                    September 30                   September 30
                                                              -------------------------     -------------------------
                                                                 2005           2004           2005           2004
                                                              ----------     ----------     ----------     ----------
Cash derived from (used for)
 Operating activities
    Comprehensive income (loss) for the period                $  (37,495)    $  (24,065)    $  (19,866)    $  (10,932)
    Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities
       Depreciation                                                  627             --            313             --
       Cumulative currency translation adjustment                 15,687         58,624         15,808          2,664
    Changes in operating assets and liabilities, net of
       effects from acquired companies
       Accounts receivable                                          (816)        (1,337)        (5,824)        (3,667)
       Prepaid expenses and deposits                              (6,576)            --         (8,197)            --
       Accounts payable and accrued liabilities                   (3,865)        (7,528)        (3,543)        (9,014)
---------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities              (32,438)        25,694        (21,309)       (20,949)
---------------------------------------------------------------------------------------------------------------------
Financing activities                                                  --             --             --             --
---------------------------------------------------------------------------------------------------------------------
Investing activities
   Fixed assets                                                     (170)            --           (170)            --
---------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                 (170)            --           (170)            --
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, increase
   (decrease) during the period                                  (32,608)        25,694        (21,479)       (20,949)
Cash and cash equivalents,
   beginning of the period                                       363,642        349,542        352,513        396,185
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents,
   end of the period                                          $  331,034     $  375,236     $  331,034     $  375,236
=====================================================================================================================

AQUASOL ENVIROTECH LTD.
(A Cayman Islands Corporation)
Consolidated Statement of Stockholders' Equity
For the Period From Date of Inception and Incorporation on
  February 3, 2000 to September 30, 2005
(Expressed In U.S. Dollars)
(Unaudited - Prepared by Management)

---------------------------------------------------------------------------------------------------------------------------
                                                                                                     Cumulative     Total
                               Price    Number of              Additional      Total       Retained   Currency      Stock-
                                Per      Common         par      Paid-in      Capital      Earnings  Translation   holders'
                               Share     Shares        Value     Capital       Stock       (Deficit)  Adjustment    Equity
                            -----------------------------------------------------------------------------------------------
March 2, 2000
   Issued for cash              0.0001  6,583,699        658                       658                                  658
March 26, 2000
   Issued for subsidiary        0.0001  1,416,301        142                       142                                  142
March 26, 2000
   Issued for cash              0.0001    499,900         50                        50                                   50
March 30, 2000
   Issued for cash              0.5000  2,965,000        297    1,482,203    1,482,500                            1,482,500
March 30, 2000
   Issued for finders fee       0.0001     15,000          1                         1                                    1
Net loss for the period from
   date of inception on
   February 3, 2000 to
   March 31, 2002                                                                         (1,290,180)            (1,290,180)
---------------------------------------------------------------------------------------------------------------------------
Balance, March 31, 2002                11,479,900      1,148   1,482,203     1,483,351    (1,290,180)       --      193,171
Cumulative currency
   translation adjustment                                                                                2,846        2,846
Net profit for twelve months
   ended March 31, 2003                                                                      257,570                257,570
---------------------------------------------------------------------------------------------------------------------------
                                       11,479,900      1,148   1,482,203     1,483,351    (1,032,610)    2,846      453,587
Comprehensive income (loss)
   for twelve months ended
   March 31, 2004                                                                            (73,846)               (73,846)
---------------------------------------------------------------------------------------------------------------------------
                                       11,479,900      1,148   1,482,203     1,483,351    (1,106,456)    2,846      379,741
                                      ===========
---------------------------------------------------------------------------------------------------------------------------
September 21, 2004
   20:1 consolidation                     573,995
March 18, 2005
   Issued for cash              0.0300  1,500,000      3,000       42,000       45,000                               45,000
Cumulative currency
   translation adjustment                                                                               57,230       57,230
Comprehensive income (loss)
   for twelve months
   ended March 31, 2005                                                                     (100,731)              (100,731)
---------------------------------------------------------------------------------------------------------------------------
Balance, March 31, 2005                 2,073,995      4,148    1,524,203    1,528,351    (1,207,187)   60,076      381,240
Comprehensive income (loss)
   for six month period
   ended September 30, 2005                                                                  (37,495)   15,687      (21,808)
---------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 2005             2,073,995   $  4,148   $1,524,203   $1,528,351   ($1,244,682) $ 75,763    $ 359,432
===========================================================================================================================

AQUASOL ENVIRONTECH LTD.
Notes to Consolidated Financial Statements
September 30, 2005
(Expressed in US Dollars)
(Unaudited)
--------------------------------------------------------------------------------

Note 1. ORGANIZATION AND NATURE OF BUSINESS

      Aquasol Envirotech Ltd. ("the Company"), was incorporated under the laws of Cayman Islands, B.W.I. on February 3, 2000, with an authorized capital of 10,000,000,000 ordinary voting shares of $0.0001 par value. On March 26, 2000, the Company issued 7,083,599 ordinary voting shares at par value of $0.0001 for cash for founders. On March 26, 2000 1,416,301 ordinary voting shares were issued at par value in exchange for 100% of the issued and outstanding shares of Aquasol Technologies Inc. ("Aquasol Alberta"), an Alberta, Canadian company. Aquasol Alberta discontinued operations in 2001. By Special Resolution dated September 21, 2004, the Company consolidated it's authorized ordinary voting shares and issued and outstanding ordinary voting shares for every twenty (20) old ordinary voting shares into one (1) new ordinary voting share. The authorized ordinary voting shares after consolidation are 500,000,000 at a par value of $0.002 each.

      The Company is registered Extra-Provincially in the Province of British Columbia, Canada.

      The Company's principal business activities include design and manufacture of bio-reactors for the treatment and reuse of wastewater.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of presentation

      These financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States ("USGAAP").

      Principal of consolidation

      The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Aquasol Environtech (Canada) Ltd., the latter a B.C. Canadian company.

      Use of estimates

      The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

AQUASOL ENVIRONTECH LTD.
Notes to Consolidated Financial Statements
September 30, 2005
(Expressed in US Dollars)
(Unaudited)
--------------------------------------------------------------------------------

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

      Concentration of credit risk

      Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents that are not collateralized and accounts receivable that are unsecured. The Company limits its exposure to credit loss by placing its cash and cash equivalents with high credit quality financial institutions.

      Cash and cash equivalents

      Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with the maturity at the date of purchase of three months or less.

      General and administrative expenses

      These expenses are recorded on an accrual basis, as incurred.

      Income taxes

      Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statement at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, Accounting for Income Taxes. As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

      Compensated absences

      Employees of the corporation are entitled to paid vacations, sick days and other time off depending on job classification, length of service and other factors. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The corporation's policy is to recognize the costs of compensated absences when paid to employees.

AQUASOL ENVIRONTECH LTD.
Notes to Consolidated Financial Statements
September 30, 2005
(Expressed in US Dollars)
(Unaudited)
--------------------------------------------------------------------------------

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

      Stock based compensation

      In December 2002, the Financial Accounting Standards Board issued Financial Accounting Standard No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 148"), an amendment of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The purpose of SFAS No. 148 is to: (1) provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, (2) amend the disclosure provisions to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation, and (3) to require disclosure of those effects in financial information.

      The Company has elected to continue to account for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", ("APB No. 25") and comply with the disclosure provisions of SFAS No. 123 as amended by SFAS No. 148 as described above. In addition, in accordance with SFAS No. 123 the Company applies the fair value method using the Black-Scholes option-pricing model in accounting for options granted to consultants. Under APB No. 25, compensation expense for employees is recognized based on the difference, if any, on the date of grant between the estimated fair value of the Company's stock and the amount an employee must pay to acquire the stock. Compensation expense is recognized immediately for past services and pro-rata for future services over the option-vesting period. To March 31, 2005 the Company has not granted any stock options.

      The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with SFAS No. 123 and the conclusions reached by the Emerging Issues Task Force in Issue No. 96-18. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earliest of a performance commitment or completion of performance by the provider of goods or services as defined by EITF 96-18.

      The Company has also adopted the provisions of the Financial Accounting Standards Board Interpretation No.44, Accounting for Certain Transactions Involving Stock Compensation - An Interpretation of APB Opinion No. 25 ("FIN 44"), which provides guidance as to certain applications of APB 25.

      No disclosures relating to stock based compensation have been included with the accompanying financial statements, as no stock options have been granted to directors and employees.

AQUASOL ENVIRONTECH LTD.
Notes to Consolidated Financial Statements
September 30, 2005
(Expressed in US Dollars)
(Unaudited)
--------------------------------------------------------------------------------

Note 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

      Net profit (loss) per share

      Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted-average number of common shares and dilutive potential common shares outstanding during the period.

      The Company adopted FAS-128, when the number of common shares outstanding increases as a result of a stock dividend or stock split, or decreases as a result of a reverse stock split; the computations of basic EPS and diluted EPS were adjusted retroactively for all periods presented to reflect such changes in the number of shares.

      The following is a reconciliation of the number of shares used in the calculation of basic earnings per share and diluted earnings per share for the six month periods ended September 30, 2005 and September 30, 2004

                                                       September 30,    September 30,
                                                           2005             2004
                                                       -----------------------------
Comprehensive income                                   $    (37,495)    $    (24,065)
                                                       =============================
Weighted-average number of common shares
   outstanding (retroactively adjusted to reflect
   the reverse stock split on 9/21/04)                    2,073,995          573,995
Effect of dilutive securities:                                    0                0
                                                       -----------------------------
Dilutive potential common shares                          2,073,995          573,995
                                                       =============================
Net earnings per share:
   Basic                                               $      (0.02)    $      (0.04)
                                                       =============================
   Diluted                                             $      (0.02)    $      (0.04)
                                                       =============================

      Disclosure about fair value of financial instruments

      As defined in FASB 107, the company estimates whether the fair value of all financial instruments differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet, which need to be disclosed. The estimated fair values of amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

AQUASOL ENVIRONTECH LTD.
Notes to Consolidated Financial Statements
September 30, 2005
(Expressed in US Dollars)
(Unaudited)
--------------------------------------------------------------------------------

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

      Long-lived assets

      The Company adopts SFAS144 "Accounting for the impairment or disposal of long-lived assets." The Company recognizes an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its expected undiscounted cash flows and measures an impairment loss as the difference between the carrying amount and fair value of the asset

      Capital assets and depreciation

      Capital assets are recorded at cost. Depreciation is provided on the decline balance method based on the following rates:

            Computer equipment                            30% per annum
            Furniture and fixtures                        20% per annum
            Machinery                                     20% per annum

      Intangible assets and amortization

      Patents

      The Company owns patents of Bio-reactor Systems for wastewater treatment. These patents are registered in the United States under the number 6,582,596 B2 and registered in Taiwan under the number 138316.

      The Company also filed patents applications in Canada and the People's Republic of China

      No asset values are assigned to the abovementioned patents in these financial statements.

      Recognition criteria

      Gains are recognized when realized. Expenses and losses are recognized when an expenditure or previously recognized asset does not have future economic benefit. Expenses that are not linked with specific revenues are related to a period on the basis of transactions or events occurring in that period or by allocation to the periods to which they apply. The cost of assets that benefit more than one period is normally allocated over the periods benefited.

AQUASOL ENVIRONTECH LTD.
Notes to Consolidated Financial Statements
September 30, 2005
(Expressed in US Dollars)
--------------------------------------------------------------------------------
(Unaudited)

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

      Revenue recognition

      Revenue generally is realized or realizable and earned when all of the following criteria are met:

            -     Persuasive evidence of an arrangement exists,

            -     Delivery has occurred or services have been rendered,

            -     The seller's price to the buyer is fixed or determinable, and

            -     Collectibles is reasonably assured"


      Financial instruments

      The company's financial instruments consist of cash and cash equivalents, accounts receivable, short term loan receivable and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values.

      Foreign currency translation

      The reporting currency of the Company is the United States Dollar. The assets, liabilities, and operations of the entity have been measured in terms of Canadian dollar before translation into U.S. dollars.The accounts of other currencies are translated into US Dollars on the following basis:

      Monetary assets and liabilities are translated at the current rate of exchange. The weighted average exchange rate for the period is used to translate revenue, expenses, and gains or losses from the functional currency to the reporting currency. The gain or loss on the foreign currency financial statements is reported as a separate component of stockholders' equity and not recognized in net income. Gains or losses on remeasurement from the recording currency are recognized in current net income. Gains or losses from foreign currency transactions are recognized in current net income. Fixed assets are measured at historical exchange rates that existed at the time of the transaction. Depreciation is measured at historical exchange rates that existed at the time the underlying related asset was acquired. The effect of exchange rate changes on cash balances is reported in the statement of cash flows as a separate part of the reconciliation of change in cash and cash equivalents during the period.

AQUASOL ENVIRONTECH LTD.
Notes to Consolidated Financial Statements
September 30, 2005
(Expressed in US Dollars)
--------------------------------------------------------------------------------
(Unaudited)

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

      An analysis of the changes in the cumulative currency translation adjustment account, as disclosed as part of stockholders' equity, is as follows:

                                                   Six Month Period Ended
                                                       September 30,
                                                  ------------------------
                                                     2005          2004
                                                  ----------    ----------
      Beginning balance, March 31, 2005 / 2004    $   60,076    $    2,846
      Changes during the period                       15,687            --
      --------------------------------------------------------------------
      Ending balance, June 30, 2005 / 2004        $   75,763    $    2,846
      ====================================================================

      Segmented information

      SFAS No.131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for a public company to report financial and descriptive information about its reportable operating segments in annual and interim financial reports. Operating segments are components of an enterprise about which separate financial information is available and evaluated regularly by the chief operating decision maker in deciding how to allocate resources and evaluate performance. Two or more operating segments may be aggregated into a single operating segment provided aggregation is consistent with objective an basic principles of SFAS No.131, if the segments have similar economic characteristics, and the segments are considered similar under criteria provided by SFAS No.131. SFAS No.131 also establishes standards and related disclosures about the way the operating segments were determined, products and services, geographic areas and major customers, differences between the measurements used in reporting segment information and those used in the Company's general-purpose financial statements, and changes in the measurement of segment amounts from period to period.

      The Company's identifiable assets are all in Canada. (See Note 7)

AQUASOL ENVIRONTECH LTD.
Notes to Consolidated Financial Statements
September 30, 2005
(Expressed in US Dollars)
--------------------------------------------------------------------------------
(Unaudited)

Note 3.  LOAN

      On August 30, 2002, under a loan agreement with Cleanwater Technologies Inc. ("Cleanwater"), a Nevada Corporation, the Company lent $20,000 to Cleanwater, $5,000 on May 3, 2002 and $15,000 on September 3, 2002 for a period of 120 calendar days.

      The loan has not been repaid, and therefore interest will accrue at a rate of 4.5% per annum or the prime rate set by HSBC banking corporation; whichever is the higher rate, until the loan is fully repaid, or the amount is otherwise realized.

      In consideration, and as collateral for this loan agreement, Cleanwater agrees to grant to Aquasol first charge over its assets until the loan is paid in full, which assets include furniture and fixtures, office equipment, and intangible property such as the assigned technology as is, for the manufacture and distribution of P30 wastewater treatment polymer and EF&P Solutions world wide, contracts and securities.

      As at June 30, 2005 and to the date of this report, no principal payment has been received and the impairment on loan receivable is recorded as follows:

                                         September 30,
                                    ------------------------
                                       2005          2004
                                    ----------    ----------
      Loan                          $   20,000    $   20,000
      Less: unamortized discount         1,685           861
                                    ------------------------
                                    $   18,315    $   19,139
                                    ========================

Note 4. FIXED ASSETS AND ACCUMULATED DEPRECIATION

      September 30, 2005                         Accumulated     Net Book
                                   Cost         Depreciation      Figures
                               ----------------------------------------------
      Computer equipment       $    23,114       $    22,910      $       204
      Furniture and fixtures         9,990             8,254            1,736
      Machinery                     15,279            12,919            2,360
                               ----------------------------------------------
      Total                    $    48,383       $    44,083      $     4,300
                               ==============================================
      March 31, 2005                             Accumulated     Net Book
                                   Cost         Depreciation      Figures
                               ----------------------------------------------
      Computer equipment       $    23,114       $    22,874      $       240
      Furniture and fixtures         9,820             8,080            1,740
      Machinery                     15,279            12,502            2,777
                               ----------------------------------------------
      Total                    $    48,213       $    43,456      $     4,757
                               ==============================================

AQUASOL ENVIRONTECH LTD.
Notes to Consolidated Financial Statements
September 30, 2005
(Expressed in US Dollars)
--------------------------------------------------------------------------------
(Unaudited)

Note 5. RELATED PARTY TRANSACTIONS

      (a) On October 1, 2004, the Company entered into a Cost sharing Agreement with Minco Mining & Metals Corporation. Mr. Ken Cai is the President, CEO and a Director of Minco Mining & Metals Corporation. The cost sharing is based on a percentage for expenses such as rent, corporate secretarial and communication expenses. The expenses paid are comparable to that which would have been paid for services rendered by unaffiliated parties.

      (b) On October 1, 2004, the Company entered into a Consulting Agreement with Yenyou (Jeff) Zheng, whereby Yenyou (Jeff) Zheng receives a total of $2,419 (Cdn$3,000) per month for services rendered to the Company.

      (c) During the period ended September 30, 2005, related parties reimbursement of expenses paid on behalf of the company, are as follows:

            Related Parties
               Minco Mining & Metals Corp., a company
               controlled by a director of the company
                   consulting fees                          $     3,129
                   office expenses                                  149
                   office rent                                    4,762
                   salaries and benefits                          2,839
                                                            -----------
            Total                                           $    10,879
                                                            ===========
               Jeff Zheng, Director of the company
                   consulting fees                          $    14,516
                   telephone                                      2,645
                   travel and promotion                           3,205
                                                            -----------
            Total                                           $    20,366
                                                            ===========

Note 6. PENSION AND EMPLOYMENT LIABILITIES

      The Company does not have any liabilities as at September 30, 2005 for pension, post-employment benefits or post-retirement benefits. The Company does not have a pension plan.

Note 7. GEOGRAPHIC INFORMATION

      All of the assets of the Company as at September 30, 2005 are located in Canada.

AQUASOL ENVIRONTECH LTD.
Notes to Consolidated Financial Statements
September 30, 2005
(Expressed in US Dollars)
--------------------------------------------------------------------------------
(Unaudited)

Note 8. SHARE CAPITAL

      (a) Authorized: 500,000,000 ordinary voting shares at a par value of $0.002 each.

      (b)   Issued and outstanding:

                                                                       Additional
                                       Number of          par            Paid in
                                         Shares          value           Capital         Total
                                      ------------    ------------    ------------    ------------
      Balance, March 31, 2004         $ 11,479,900    $      1,148    $  1,482,203    $  1,483,351
                                      ============
        September 21, 2004,
           20:1 consolidation              573,995
        March 18, 2005,
           issued for cash               1,500,000           3,000          42,000          45,000
                                      ------------    ------------    ------------    ------------
       Balance, September 30, 2005    $  2,073,995    $      4,148    $  1,524,203    $  1,528,351
                                      ============    ============    ============    ============

Note 9. NON OPERATING INCOME

      Non operating income of $1,441 for the six month period ended September 30, 2005 (September 30, 2004 - $829) was interest income.

Note 10. LITIGATION

      The Company has sued Mr. Huazhong Mao, the original inventor of the patented processes, for failure by him to deliver the information and particulars with respect to the patented processes in an acceptable and workable manner. Results of this lawsuit are not determinable to the date of these financial statements.

AQUASOL ENVIRONTECH LTD.
Notes to Consolidated Financial Statements
September 30, 2005
(Expressed in US Dollars)
--------------------------------------------------------------------------------
(Unaudited)

Note 11. INCOME TAXES

      The Company has losses carried forward to future years of $1,244,628. There are no current or deferred tax expenses for the quarter ended June 30, 2004, due to the Company's loss position. The Company has fully reserved for any benefits of these losses. The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, as appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carryforward period. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes. The income tax effect of temporary differences comprising the deferred tax assets and deferred tax liabilities on the accompanying consolidated balance sheets is a result of the following:

                              to September 30,  to March 31,
                                    2005           2005
                                 ----------     ----------
      Deferred tax assets        $  423,174     $  410,444

      Valuation allowance          (423,174)      (410,444)
                                 ----------     ----------
      Net deferred tax assets    $       --     $       --
                                 ==========     ==========

A reconciliation between the statutory federal income tax rate and the effective income rate of income tax expense for the quarter ended September 30, 2005 is as follows:

                                                 Quarter Ended           Year Ended
                                                  September 30,           March 31,
                                          --------------------------     ----------
                                              2005           2004           2005
                                           ----------     ----------     ----------
      Statutory federal income tax rate        -34.0%         -34.0%         -34.0%
      Valuation allowance                       34.0%          34.0%          34.0%
                                           ----------     ----------     ----------
      Effective income tax rate                  0.0%           0.0%           0.0%
                                           ==========     ==========     ==========

AQUASOL ENVIRONTECH LTD.
Notes to Consolidated Financial Statements
September 30, 2005
(Expressed in US Dollars)
--------------------------------------------------------------------------------
(Unaudited)

Note 12. STOCK-BASED COMPENSATION

      The Company has implemented a stock option plan dated April 2, 2005, for the issuance of up to 207,400 common shares to directors, officers employees and consultants. The stock option plan is subject to shareholder approval at the Company's 2005 Annual General Meeting of Shareholders. The stock options are exercisable in increments of one-third per year for each year, up to and inclusive of the third anniversary of the effective date that being the date of grant. The following table sets forth the outstanding incentive stock options which have been granted to directors, officers, employees and consultants, as at September 30, 2005

                                        Number of    Exercise Price
   Date of                            Stock Options    Per Share       Expiry
   Grant        Name of Optionee      Outstanding         ($)           Date
--------------------------------------------------------------------------------
 April2, 2005   Yenyou (Jeff) Zheng       60,000         $ 0.10     April2, 2010
 April2, 2005   Ken Cai                   60,000         $ 0.10     April2, 2010
 April2, 2005   Troy Vassos               60,000         $ 0.10     April2, 2010
 April2, 2005   Brigitte M. McArthur      20,000         $ 0.10     April2, 2010
                                        --------
                                         200,000
                                        ========

There is no market price for the common shares of the Company, and accordingly, no stock based compensation is recorded.

                              MOEN AND COMPANY LLP
                              CHARTERED ACCOUNTANTS


Member:                                                         Securities Commission Building
Canadian Institute of Chartered Accountants                       PO Box 10129, Pacific Centre
Institute of Chartered Accountants                        Suite 1400 - 701 West Georgia Street
of British Columbia
Institute of Management Accountants (USA) (From 1965)              Vancouver, British Columbia
Registered with:                                                                Canada V7Y 1C6
Public Company Accounting Oversight Board (USA) (PCAOB)
Canadian Public Accountability Board (CPAB)                         Telephone:  (604) 662-8899
Canada  - British Columbia Public Practice Licence                        Fax:  (604) 662-8809
                                                                      Email:  moenca@telus.net
----------------------------------------------------------------------------------------------

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Aquasol Envirotech Ltd. (a Cayman Islands Company)

We have audited the accompanying consolidated balance sheets of Aquasol Envirotech Ltd. (a Cayman Islands Company) as of March 31, 2005, 2004 and 2003, and the related consolidated statements of operations, retained earnings (deficit), cash flows and changes in stockholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aquasol Envirotech Ltd. (a Cayman Islands Company) as of March 31, 2005, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.


                                                              "Moen and Company"
                                                                      ("Signed")

Vancouver, British Columbia, Canada

May 9, 2005


                     "Independent Accountants and Auditors"

AQUASOL ENVIROTECH LTD.
Consolidated Balance Sheets
At March 31, 2005, 2004 and 2003
(Expressed in US Dollars)

-------------------------------------------------------------------------------------------------
                                                        2005             2004             2003
                                                    -----------      -----------      -----------
Assets
Current Assets
  Cash and cash equivalents (Note 2)                $   363,642      $   349,542      $   385,678
  Accounts receivable                                     5,887            3,610           28,232
  Loan (Note 3)                                          18,315           19,139           20,000
  Prepaid expenses and deposits                           1,621               --            1,376
-------------------------------------------------------------------------------------------------
Total Current Assets                                    389,465          372,291          435,286
Fixed assets (Note 4)                                     4,757           15,669           26,117
-------------------------------------------------------------------------------------------------
Total assets                                        $   394,222      $   387,960      $   461,403
=================================================================================================
Liabilities and Stockholders' Equity
Current Liabilities
  Accounts payable and accrued liabilities          $    12,982      $     8,219      $     7,816
-------------------------------------------------------------------------------------------------
Total Current Liabilities                                12,982            8,219            7,816
-------------------------------------------------------------------------------------------------
Stockholders' Equity
  Capital stock (Note 8)
     Authorized: 500,000,000 ordinary voting shares
     Issued and outstanding: at par value                 4,148            1,148            1,148
     Additional paid in capital                       1,524,203        1,482,203        1,482,203
-------------------------------------------------------------------------------------------------
                                                      1,528,351        1,483,351        1,483,351
  Retained earnings (deficit)                        (1,207,187)      (1,106,456)      (1,032,610)
  Cumulative currency translation adjustment             60,076            2,846            2,846
-------------------------------------------------------------------------------------------------
Total stockholders' equity                              381,240          379,741          453,587
-------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity          $   394,222      $   387,960      $   461,403
=================================================================================================

Approved on behalf of the board:

  "Ken Z Cai" ("Signed")             , Director
-----------------------------------

  "Yenyou (Jeff) Zheng" ("Signed")   , Director
-----------------------------------

                     "Independent Accountants and Auditors"

AQUASOL ENVIROTECH LTD.
Consolidated Statements of Combined Income and Comprehensive Income For the Years Ended March 31, 2005, 2004 and 2003
(Expressed in US Dollars)

--------------------------------------------------------------------------------------

                                                  2005           2004           2003
                                               ----------     ----------     ---------
General and administrative expenses
  Bank charges and interest                    $   1,080      $   3,354      $     619
  Consulting                                      16,617          5,781         87,310
  Contract labour                                     --             --          1,558
  Depreciation                                     9,992         10,448         11,192
  Filing fees                                      1,337            743            955
  Management fees                                     --             --          4,129
  Moving and storage expense                       7,790          6,013          4,247
  Office costs                                       877          1,921          2,871
  Professional fees                               25,781          4,648         30,164
  Rent and utilities                              10,689          7,024         28,598
  Salaries and benefits                            9,033         13,663         10,136
  Telephone and fax                                1,074          2,024          3,271
  Travel and promotion                            18,704         19,945          7,333
--------------------------------------------------------------------------------------
Total general and administrative expenses        102,974         75,564        192,383
Non-operating income                               3,067          2,579        449,953
--------------------------------------------------------------------------------------
Net income (loss) for the year                 $ (99,907)     $ (72,985)     $ 257,570
Other Comprehensive income (loss)
  Discount loan receivable at current rate          (824)          (861)            --
--------------------------------------------------------------------------------------
Comprehensive income (loss)                    $(100,731)     $ (73,846)     $ 257,570
======================================================================================

Earnings per share
  Basic and diluted                            $   (0.16)     $   (0.13)     $    0.45
--------------------------------------------------------------------------------------

                     "Independent Accountants and Auditors"

AQUASOL ENVIROTECH LTD.
Consolidated Statements of Retained Earnings (Deficit)
For the Years Ended March 31, 2005, 2004 and 2003
(Expressed in US Dollars)

-----------------------------------------------------------------------------------------------
                                                      2005             2004             2003
                                                 ------------     ------------     ------------
Retained earnings (deficit),
  beginning of the year                          $(1,106,456)     $(1,032,610)     $(1,290,180)
Comprehensive income (loss)                         (100,731)         (73,846)         257,570
-----------------------------------------------------------------------------------------------
Retained earnings (deficit), end of the year     $(1,207,187)     $(1,106,456)     $(1,032,610)
===============================================================================================

                     "Independent Accountants and Auditors"

AQUASOL ENVIROTECH LTD.
Consolidated Statements of Cash Flows
For the Years Ended March 31, 2005, 2004 and 2003
(Expressed in US Dollars)

-------------------------------------------------------------------------------------------------------------
                                                                         2005           2004           2003
                                                                      ---------      ---------      ---------
Cash derived from (used for)
  Operating activities
     Comprehensive income (loss)                                      $ (99,907)     $ (72,985)     $ 257,570
     Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities
       Depreciation                                                       9,992         10,448         11,192
       Cumulative currency translation adjustment                        57,230             --          7,876
     Changess in operating assets and liabilities, net of
       effects from acquired companies
       Accounts receivable                                               (2,277)        24,622         (9,906)
       Prepaid expenses and deposits                                     (1,621)         1,376          9,027
       Short term loan                                                       --             --        (20,000)
       Accounts payable and accrued liabilities                           4,763            403          7,816
-------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) operating activities                   (31,820)       (36,136)       263,575
-------------------------------------------------------------------------------------------------------------
  Financing activities
       Due to related parties                                                --             --         (5,032)
       Issuance of shares for cash                                       45,000             --             --
-------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) financing activities                    45,000             --         (5,032)
-------------------------------------------------------------------------------------------------------------
  Investing activities
     Fixed assets                                                           920             --            279
-------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                                     920             --            279
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, increase
     (decrease) during the year                                          14,100        (36,136)       258,822
Cash and cash equivalents,
     beginning of the year                                              349,542        385,678        126,856
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents,
     end of the year                                                  $ 363,642      $ 349,542      $ 385,678
=============================================================================================================


                     "Independent Accountants and Auditors"

AQUASOL ENVIROTECH LTD.
(A Cayman Islands Corporation)
Consolidated Statement of Stockholders' Equity
For the Period From Date of Inception and Incorporation on February 3, 2000 to March 31, 2005
(Expressed In U.S. Dollars)
-----------------------------------------------------------------------------------------------------------------------------------

                                                    Price      Number of                 Additional      Total          Retained
                                                     Per        Common        par         Paid-in        Capital        Earnings
                                                    Share       Shares       Value        Capital        Stock          (Deficit)
-----------------------------------------------------------------------------------------------------------------------------------
March 2, 2000
   Issuance for cash                                0.0001    6,583,699    $     658                   $        658
March 26, 2000
   Issuance for subsidiary                          0.0001    1,416,301          142                            142
March 26, 2000
   Issuance for cash                                0.0001      499,900           50                             50
March 30, 2000
   Issuance for cash                                0.5000    2,965,000          297       1,482,203      1,482,500
March 30, 2000
   Issuance for finders fees                        0.0001       15,000            1               1              1
Net loss for the period from date of inception
 on February 3, 2000 to March 31, 2002                                                                                 (1,290,180)
Balance, March 31, 2002                                      11,479,900        1,148       1,482,203      1,483,351    (1,290,180)
                                                          -------------------------------------------------------------------------
Cumulative currency translation adjustment
Net profit for twelve months ended March 31, 2003                                                                         257,570
                                                             11,479,900        1,148       1,482,203      1,483,351    (1,032,610)
                                                          -------------------------------------------------------------------------
Comprehensive income (loss) for twelve
   months ended March 31, 2004                                                                                            (73,846)
                                                          -------------------------------------------------------------------------
                                                             11,479,900        1,148       1,482,203      1,483,351    (1,106,456)
September 21, 2004
   20:1 consolidation                                           573,995
March 18, 2005
   Issued for cash                                  0.0300    1,500,000        3,000          42,000         45,000
Cumulative currency translation adjustment                       57,230       57,230
Comprehensive income (loss)for
  twelve months ended March 31, 2005                                                                                     (100,731)
                                                          -------------------------------------------------------------------------
Balance, March 31, 2005                                       2,073,995    $   4,148    $  1,524,203   $  1,528,351  $ (1,207,187)
                                                          =========================================================================

                                                    Cumulative        Total
                                                    Currency          Stock-
                                                    Translation       holders'
                                                    Adjustment        Equity
----------------------------------------------------------------------------------
March 2, 2000
   Issuance for cash                                                 $        658
March 26, 2000
   Issuance for subsidiary                                                    142
March 26, 2000
   Issuance for cash                                                           50
March 30, 2000
   Issuance for cash                                                    1,482,500
March 30, 2000
   Issuance for finders fees
Net loss for the period from date of inception
 on February 3, 2000 to March 31, 2002                                 (1,290,180)
Balance, March 31, 2002                                       --          193,171
Cumulative currency translation adjustment                 2,846            2,846
Net profit for twelve months ended March 31, 2003        257,570
                                                           2,846          453,587
Comprehensive income (loss) for twelve
   months ended March 31, 2004                                           (73,846)
                                                           2,846         379,741
September 21, 2004
   20:1 consolidation
March 18, 2005
   Issued for cash                                                         45,000
Cumulative currency translation adjustment
Comprehensive income (loss)for
  twelve months ended March 31, 2005                                     (100,731)
                                                    ------------------------------
Balance, March 31, 2005                               $   60,076     $   381,240
                                                    ==============================


                     "Independent Accountants and Auditors"

AQUASOL ENVIRONTECH LTD.
Notes to Consolidated Financial Statements
June 30, 2005
(Expressed in US Dollars)
(Unaudited)
--------------------------------------------------------------------------------

Note 1.  ORGANIZATION AND NATURE OF BUSINESS

           Aquasol Envirotech Ltd. ("the Company"), was incorporated under the laws of Cayman Islands, B.W.I. on February 3, 2000, with an authorized capital of 10,000,000,000 ordinary voting shares of $0.0001 par value. On March 26, 2000, the Company issued 7,083,599 ordinary voting shares at par value of $0.0001 for cash for founders. On March 26, 2000 1,416,301 ordinary voting shares were issued at par value in exchange for 100% of the issued and outstanding shares of Aquasol Technologies Inc. ("Aquasol Alberta"), an Alberta, Canadian company. Aquasol Alberta discontinued operations in 2001. By Special Resolution dated September 21, 2004, the Company consolidated it's authorized ordinary voting shares and issued and outstanding ordinary voting shares for every twenty (20) old ordinary voting shares into one (1) new ordinary voting share. The authorized ordinary voting shares after consolidation are 500,000,000 at a par value of $0.002 each.

           The Company is registered Extra-Provincially in the Province of British Columbia, Canada.

           The  Company's  principal  business  activities  include  design  and
           manufacture   of   bio-reactors   for  the  treatment  and  reuse  of
           wastewater.

Note 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           Basis of presentation

           These  financial  statements  have been prepared in  accordance  with
           Generally  Accepted  Accounting   Principles  in  the  United  States
           ("USGAAP").

           Principal of consolidation

           The  accompanying   consolidated  financial  statements  include  the
           accounts of the Company and its wholly-owned subsidiary, Aquasol Environtech (Canada) Ltd., the latter a B.C. Canadian company.

           Use of estimates

           The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

                     "Independent Accountants and Auditors"

AQUASOL ENVIRONTECH LTD.
Notes to Consolidated Financial Statements
June 30, 2005
(Expressed in US Dollars)
(Unaudited)
--------------------------------------------------------------------------------

Note 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

           Concentration of credit risk

           Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents that are not collateralized and accounts receivable that are unsecured. The Company limits its exposure to credit loss by placing its cash and cash equivalents with high credit quality financial institutions.

           Cash and cash equivalents

           Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with the maturity at the date of purchase of three months or less.

           General and administrative expenses

           These expenses are recorded on an accrual basis, as incurred.

           Income taxes

           Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statement at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, Accounting for Income Taxes. As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

           Compensated absences

           Employees of the corporation are entitled to paid vacations, sick days and other time off depending on job classification, length of service and other factors. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The corporation's policy is to recognize the costs of compensated absences when paid to employees.

                     "Independent Accountants and Auditors"

AQUASOL ENVIRONTECH LTD.
Notes to Consolidated Financial Statements
June 30, 2005
(Expressed in US Dollars)
(Unaudited)
--------------------------------------------------------------------------------

Note 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

           Stock based compensation

           In December 2002, the Financial Accounting Standards Board issued Financial Accounting Standard No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 148"), an amendment of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The purpose of SFAS No. 148 is to: (1) provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, (2) amend the disclosure provisions to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation, and (3) to require disclosure of those effects in financial information.

           The Company has elected to continue to account for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", ("APB No. 25") and comply with the disclosure provisions of SFAS No. 123 as amended by SFAS No. 148 as described above. In addition, in accordance with SFAS No. 123 the Company applies the fair value method using the Black-Scholes option-pricing model in accounting for options granted to consultants. Under APB No. 25, compensation expense for employees is recognized based on the difference, if any, on the date of grant between the estimated fair value of the Company's stock and the amount an employee must pay to acquire the stock. Compensation expense is recognized immediately for past services and pro-rata for future services over the option-vesting period. To March 31, 2005 the Company has not granted any stock options.

           The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with SFAS No. 123 and the conclusions reached by the Emerging Issues Task Force in Issue No. 96-18. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earliest of a performance commitment or completion of performance by the provider of goods or services as defined by EITF 96-18.

           The Company has also adopted the provisions of the Financial Accounting Standards Board Interpretation No.44, Accounting for Certain Transactions Involving Stock Compensation - An Interpretation of APB Opinion No. 25 ("FIN 44"), which provides guidance as to certain applications of APB 25.

           No disclosures relating to stock based compensation have been included with the accompanying financial statements, as no stock options have been granted to directors and employees.

                     "Independent Accountants and Auditors"

AQUASOL ENVIRONTECH LTD.
Notes to Consolidated Financial Statements
June 30, 2005
(Expressed in US Dollars)
(Unaudited)
--------------------------------------------------------------------------------

Note 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

           Net profit (loss) per share

           Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted-average number of common shares and dilutive potential common shares outstanding during the period.

           The Company adopted FAS-128, when the number of common shares outstanding increases as a result of a stock dividend or stock split, or decreases as a result of a reverse stock split; the computations of basic EPS and diluted EPS were adjusted retroactively for all periods presented to reflect such changes in the number of shares.

           The following is a reconciliation of the number of shares used in the calculation of basic earnings per share and diluted earnings per share for the periods ended June 30, 2005 and June 30, 2004

                     "Independent Accountants and Auditors"

                                                           June 30,          June 30,
                                                             2005             2004
                                                        -----------------------------
Comprehensive income                                    ($   17,629)     ($   13,133)
                                                        =============================
Weighted-average number of common shares
     outstanding (retroactively adjusted to reflect
     the reverse stock split on 9/21/04)                  2,073,995          573,995
Effect of dilutive securities:                                    0                0
                                                        -----------------------------
Dilutive potential common shares                          2,073,995          573,995
                                                        -----------------------------
Net earnings per share:
     Basic                                              ($     0.01)     ($     0.02)
                                                        =============================
     Diluted                                            ($     0.01)     ($     0.02)
                                                        =============================


           Disclosure about fair value of financial instruments

           As defined in FASB 107, the company estimates whether the fair value of all financial instruments differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet, which need to be disclosed. The estimated fair values of amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

                     "Independent Accountants and Auditors"

AQUASOL ENVIRONTECH LTD.
Notes to Consolidated Financial Statements
June 30, 2005
(Expressed in US Dollars)
(Unaudited)
--------------------------------------------------------------------------------

Note 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

           Long-lived assets

           The Company adopts SFAS144 "Accounting for the impairment or disposal of long-lived assets." The Company recognizes an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its expected undiscounted cash flows and measures an impairment loss as the difference between the carrying amount and fair value of the asset

           Capital assets and depreciation

           Capital assets are recorded at cost. Depreciation is provided on the decline balance method based on the following rates:

                  Computer equipment                               30% per annum
                  Furniture and fixtures                           20% per annum
                  Machinery                                        20% per annum

           Intangible assets and amortization

           Patents

           The Company owns patents of Bio-reactor Systems for wastewater treatment. These patents are registered in the United States under the number 6,582,596 B2 and registered in Taiwan under the number 138316.

           The Company also filed patents applications in Canada and the People's Republic of China

           No asset values are assigned to the abovementioned patents in these financial statements.

           Recognition criteria

           Gains are recognized when realized. Expenses and losses are recognized when an expenditure or previously recognized asset does not have future economic benefit. Expenses that are not linked with specific revenues are related to a period on the basis of transactions or events occurring in that period or by allocation to the periods to which they apply. The cost of assets that benefit more than one period is normally allocated over the periods benefited.

                     "Independent Accountants and Auditors"

AQUASOL ENVIRONTECH LTD.
Notes to Consolidated Financial Statements
June 30, 2005
(Expressed in US Dollars)
(Unaudited)
--------------------------------------------------------------------------------

Note 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

           Revenue recognition

           Revenue generally is realized or realizable and earned when all of the following criteria are met:

                  -     Persuasive evidence of an arrangement exists,
                  -     Delivery has occurred or services have been rendered,
                  -     The   seller's   price   to  the   buyer   is  fixed  or
                        determinable, and
                  -     Collectibles is reasonably assured"

           Financial instruments

           The company's financial instruments consist of cash and cash equivalents, accounts receivable, short term loan receivable and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values.

           Foreign currency translation

           The reporting currency of the Company is the United States Dollar. The assets, liabilities, and operations of the entity have been measured in terms of Canadian dollar before translation into U.S. dollars.The accounts of other currencies are translated into US Dollars on the following basis:

           Monetary assets and liabilities are translated at the current rate of exchange. The weighted average exchange rate for the period is used to translate revenue, expenses, and gains or losses from the functional currency to the reporting currency. The gain or loss on the foreign currency financial statements is reported as a separate component of stockholders' equity and not recognized in net income. Gains or losses on remeasurement from the recording currency are recognized in current net income. Gains or losses from foreign currency transactions are recognized in current net income. Fixed assets are measured at historical exchange rates that existed at the time of the transaction. Depreciation is measured at historical exchange rates that existed at the time the underlying related asset was acquired. The effect of exchange rate changes on cash balances is reported in the statement of cash flows as a separate part of the reconciliation of change in cash and cash equivalents during the period.

                     "Independent Accountants and Auditors"

AQUASOL ENVIRONTECH LTD.
Notes to Consolidated Financial Statements
June 30, 2005
(Expressed in US Dollars)
(Unaudited)
--------------------------------------------------------------------------------

Note 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

           An analysis of the changes in the cumulative currency translation adjustment account, as disclosed as part of stockholders' equity, is as follows:


                                                       Three Month Period Ended
                                                              June 30,
                                                       -----------------------
                                                         2005           2004
                                                       --------       --------
Beginning balance, March 31, 2005 / 2004               $ 60,076       $  2,846
Changes during the period                                  (121)            --
------------------------------------------------------------------------------
Ending balance, June 30, 2005 / 2004                   $ 59,955       $  2,846
==============================================================================


           Segmented information

           SFAS No.131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for a public company to report financial and descriptive information about its reportable operating segments in annual and interim financial reports. Operating segments are components of an enterprise about which separate financial information is available and evaluated regularly by the chief operating decision maker in deciding how to allocate resources and evaluate performance. Two or more operating segments may be aggregated into a single operating segment provided aggregation is consistent with objective an basic principles of SFAS No.131, if the segments have similar economic characteristics, and the segments are considered similar under criteria provided by SFAS No.131. SFAS No.131 also establishes standards and related disclosures about the way the operating segments were determined, products and services, geographic areas and major customers, differences between the measurements used in reporting segment information and those used in the Company's general-purpose financial statements, and changes in the measurement of segment amounts from period to period.

           The Company's identifiable assets are all in Canada.  (See Note 7)

                     "Independent Accountants and Auditors"

AQUASOL ENVIRONTECH LTD.
Notes to Consolidated Financial Statements
June 30, 2005
(Expressed in US Dollars)
(Unaudited)
--------------------------------------------------------------------------------

Note 3.  LOAN

           On August 30, 2002, under a loan agreement with Cleanwater Technologies Inc. ("Cleanwater"), a Nevada Corporation, the Company lent $20,000 to Cleanwater, $5,000 on May 3, 2002 and $15,000 on
           September 3, 2002 for a period of 120 calendar days.

           The loan has not been repaid, and therefore interest will accrue at a rate of 4.5% per annum or the prime rate set by HSBC banking corporation; whichever is the higher rate, until the loan is fully repaid, or the amount is otherwise realized.

           In consideration, and as collateral for this loan agreement, Cleanwater agrees to grant to Aquasol first charge over its assets until the loan is paid in full, which assets include furniture and fixtures, office equipment, and intangible property such as the assigned technology as is, for the manufacture and distribution of P30 wastewater treatment polymer and EF&P Solutions world wide, contracts and securities.

           As at June 30, 2005 and to the date of this report, no principal payment has been received and the impairment on loan receivable is recorded as follows:

                                                     June 30,
                                               -------------------
                                                 2005        2004
                                               -------------------
           Loan                                $20,000     $20,000
           Less:  unamortized discount           1,685         861
                                               -------------------
                                               $18,315     $19,139
                                               ===================

Note 4.    FIXED ASSETS AND ACCUMULATED DEPRECIATION


June 30, 2005
-------------                               Accumulated       Net Book
                               Cost         Depreciation       Figures
                              ----------------------------------------
Computer equipment             $23,114         $22,892         $   222
Furniture and fixtures           9,820           8,167           1,653
Machinery                       15,279          12,711           2,568
                              ----------------------------------------
Total                          $48,213         $43,770         $ 4,443
                              ========================================


                     "Independent Accountants and Auditors"

AQUASOL ENVIRONTECH LTD.
Notes to Consolidated Financial Statements
June 30, 2005
(Expressed in US Dollars)
(Unaudited)
--------------------------------------------------------------------------------

Note 4.    FIXED ASSETS AND ACCUMULATED DEPRECIATION (cont'd)

March 31, 2005
--------------                              Accumulated        Net Book
                                Cost        Depreciation        Figures
                              -----------------------------------------
Computer equipment             $23,114         $22,874         $   240
Furniture and fixtures           9,820           8,080           1,740
Machinery                       15,279          12,502           2,777
                              -----------------------------------------
Total                          $48,213         $43,456         $ 4,757
                              =========================================


June 30, 2004
--------------                              Accumulated        Net Book
                                Cost        Depreciation        Figures
                              -----------------------------------------
Computer equipment             $23,114         $15,994         $ 7,120
Furniture and fixtures           9,820           6,819           3,001
Machinery                       15,279          10,651           4,628
Vehicle                          3,682           2,762             920
                              -----------------------------------------
Total                          $51,895         $36,226         $15,669
                              =========================================


Note 5.  RELATED PARTY TRANSACTIONS

      (a) On October 1, 2004, the Company entered into a Cost sharing Agreement with Minco Mining & Metals Corporation. Mr. Ken Cai is the President, CEO and a Director of Minco Mining & Metals Corporation. The cost sharing is based on a percentage for expenses such as rent, corporate secretarial and communication expenses. The expenses paid are comparable to that which would have been paid for services rendered by unaffiliated parties.

      (b) On October 1, 2004, the Company entered into a Consulting Agreement with Yenyou (Jeff) Zheng, whereby Yenyou (Jeff) Zheng receives a total of $2,419 Cdn$3,000 per month for services rendered to the Company.

      (c) During the period ended June 30, 2005, related parties reimbursement of expenses paid on behalf of the company, are as follows:

                     "Independent Accountants and Auditors"

AQUASOL ENVIRONTECH LTD.
Notes to Consolidated Financial Statements
June 30, 2005
(Expressed in US Dollars)
(Unaudited)
--------------------------------------------------------------------------------

Note 5.  RELATED PARTY TRANSACTIONS (cont'd)

RELATED PARTIES
 Minco Mining & Metals Corp., a company
   controlled by a director of the company
        consulting fees                            $   226
        office expenses                                 65
        office rent                                  2,373
        salaries and benefits                        1,704

                                                   -------
 Total                                             $ 4,368
                                                   =======


   Jeff Zheng, Director of the company
        consulting fees                            $ 7,258
        telephone                                      202
        travel and promotion                         2,723

                                                   -------
 Total                                             $10,183
                                                   =======


Note 6. PENSION AND EMPLOYMENT LIABILITIES

           The Company does not have any liabilities as at June 30, 2005 for pension, post-employment benefits or post-retirement benefits. The Company does not have a pension plan.

Note 7. GEOGRAPHIC INFORMATION

           All of the assets of the Company as at June 30, 2005 are located in Canada.

                     "Independent Accountants and Auditors"

AQUASOL ENVIRONTECH LTD.
Notes to Consolidated Financial Statements
June 30, 2005
(Expressed in US Dollars)
(Unaudited)
--------------------------------------------------------------------------------

Note 8. SHARE CAPITAL

      (a) Authorized: 500,000,000 ordinary voting shares at a par value of $0.002 each.

      (b)   Issued and outstanding:

                                                                      Additional
                                     Number of          par             Paid in
                                      Shares           value            Capital          Total
                                    -----------      -----------      -----------     -----------
Balance, March 31, 2004             $11,479,900      $     1,148      $ 1,482,203     $ 1,483,351
                                    ===========
  September 21, 2004,
         20:1 consolidation             573,995
  March 18, 2005,
          issued for cash             1,500,000            3,000           42,000          45,000
                                    -----------      -----------      -----------     -----------
Balance, June 30, 2005              $ 2,073,995      $     4,148      $ 1,524,203     $ 1,528,351
                                    ===========      ===========      ===========     ===========


Note 9. NON OPERATING INCOME

           Non operating income of $612 for the three month period ended June 30, 2005 (June 30, 2004 - $1,403) was interest income.

Note 10. LITIGATION

           The Company has sued Mr. Huazhong Mao, the original inventor of the patented processes, for failure by him to deliver the information and particulars with respect to the patented processes in an acceptable and workable manner. Results of this lawsuit are not determinable to the date of these financial statements.

                     "Independent Accountants and Auditors"

AQUASOL ENVIRONTECH LTD.
Notes to Consolidated Financial Statements
June 30, 2005
(Expressed in US Dollars)
(Unaudited)
--------------------------------------------------------------------------------

Note 11. INCOME TAXES

           The Company has losses carried forward to future years of $1,224,816. There are no current or deferred tax expenses for the quarter ended June 30, 2004, due to the Company's loss position. The Company has fully reserved for any benefits of these losses. The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, as appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carryforward period. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes. The income tax effect of temporary differences comprising the deferred tax assets and deferred tax liabilities on the accompanying consolidated balance sheets is a result of the following:

                                          to June 30,        to March 31,        to June 30,
                                              2005               2005               2004
                                          -----------        -----------        -----------
      Deferred tax assets                  $ 416,437          $ 410,444          $ 355,553
      Valuation allowance                  $(416,437)          (410,444)          (355,553)
                                           ---------          ---------          ---------
      Net deferred tax assets              $      --          $      --          $      --
                                           =========          =========          =========


           A reconciliation between the statutory federal income tax rate and the effective income rate of income tax expense for the quarter ended June 30, 2005 is as follows:


                                              Quarter Ended
                                                 June 30,           Year Ended
                                          ----------------------     March 31,
                                           2005            2004        2005
                                          ------          ------      ------

      Statutory federal income tax rate   -34.0%          -34.0%      -34.0%
      Valuation allowance                   34.0%           34.0%       34.0%
                                          ------          ------      ------
      Effective income tax rate              0.0%            0.0%        0.0%
                                          ======          ======      ======


                     "Independent Accountants and Auditors"

AQUASOL ENVIRONTECH LTD.
Notes to Consolidated Financial Statements
June 30, 2005
(Expressed in US Dollars)
(Unaudited)
--------------------------------------------------------------------------------

Note 12. STOCK-BASED COMPENSATION

           The Company has implemented a stock option plan dated April 2, 2005, for the issuance of up to 207,400 common shares to directors, officers employees and consultants. The stock option plan is subject to shareholder approval at the Company's 2005 Annual General Meeting of Shareholders. The stock options are exercisable in increments of one-third per year for each year, up to and inclusive of the third anniversary of the effective date that being the date of grant. The following table sets forth the outstanding incentive stock options which have been granted to directors, officers, employees and consultants, as at June 30, 2005


                                                    Number of         Exercise Price
       Date of                                    Stock Options         Per Share         Expiry
        Grant                Name of Optionee      Outstanding              ($)            Date
-----------------------------------------------------------------------------------------------------
    April 2, 2005      Yenyou (Jeff) Zheng                  60,000        $0.10        April 2, 2010
    April 2, 2005      Ken Cai                              60,000        $0.10        April 2, 2010
    April 2, 2005      Troy Vassos                          60,000        $0.10        April 2, 2010
    April 2, 2005      Brigitte M. McArthur                 20,000        $0.10        April 2, 2010
                                                  ----------------
                                                           200,000
                                                  ================


         There is no market price for the common shares of the Company, and accordingly, no stock based compensation is recorded.

                     "Independent Accountants and Auditors"